AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1996

                                                        REGISTRATION NO. -------

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------
                                    Form S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                   ----------
                           FIRST AMERICAN CORPORATION
               (Exact name of registrant as specified in charter)

            Tennessee                           6712                        62-079975
  (State or other jurisdiction      (Primary Standard Industrial         (I.R.S. Employer
of incorporation or organization)    Classification Code Number)      Identification Number)

                              First American Center
                         Nashville, Tennessee 37237-0700
                                 (615) 748-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Martin E. Simmons, Esq.
     Executive Vice President -- Administration, General Counsel, Secretary,
                         and Principal Financial Officer
                           First American Corporation
                              First American Center
                         Nashville, Tennessee 37237-0606
                                 (615) 748-2049
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ------------
                                   Copies to:
     Mary Neil Price, Esq.                              Kathryn Reed Edge, Esq.
First American Corporation                                 Miller & Martin
 721 First American Center                          Suite 1225, SunTrust Center
    Nashville, TN 37237                                   424 Church Street
       (615) 736-6735                                    Nashville, TN 37219
                                                            (615) 244-3119
                                --------------

                       CALCULATION OF REGISTRATION FEE

========================================================================================================================
          Title of each class of         Amount to be   Proposed maximum       Proposed maximum           Amount of
       securities to be registered       registered(1)  offering price per     aggregate offering     Registration Fee
                                                            share (2)              price (2)
========================================================================================================================
Common Stock, $5.00 par value
(including rights to purchase shares
of common stock of Series A
Junior Preferred Stock) . . . . . . . . . . .  400,000         $39.26                $9,815,055              $3385
========================================================================================================================


(1) Represents the maximum number of shares of common stock par value $5.00 per share ("FAC Common Stock") of First American Corporation ("FAC") issuable upon consummation of the merger of Hartsville Bancshares, Inc. ("HBI") with and into FAC.
(2) Estimated solely for the purpose of calculating the registration fee. The registration fee has been computed pursuant to Rules 457(f) (2) under the Securities Act of 1933, as amended, based on the last practicably available book value of shares of HBI Common Stock. The proposed maximum aggregate offering price per share has been determined by dividing the proposed maximum aggregate offering price by the number of shares being registered.

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

===============================================================================

                           FIRST AMERICAN CORPORATION

                              CROSS REFERENCE SHEET

                    PURSUANT TO ITEM 501(B) OF REGULATION S-K

                          ITEM OF FORM S-4                                 HEADING IN PROSPECTUS/PROXY STATEMENT
                          ----------------                                 -------------------------------------
    1.   Forepart of Registration Statement and Outside
           Front Cover Page of Prospectus  . . . . . . . . . . . . .   Introduction
    2.   Inside Front and Outside Back Cover Pages of Prospectus . .   Table of Contents; Available Information;
                                                                          Incorporation of Certain Documents by
                                                                       Reference

    3.   Risk Factors, Ratio of Earnings to Fixed Charges and Other
           Information . . . . . . . . . . . . . . . . . . . . . . .   Introduction; Proposal I -- The Merger Summary
    4.   Terms of the Transaction  . . . . . . . . . . . . . . . . .   Introduction; Summary; Proposal I - The Merger
    5.   Pro Forma Financial Information . . . . . . . . . . . . . .   Not Applicable
    6.   Material Contracts with the Company Being Acquired  . . . .   Proposal I -- The Merger

    7.   Additional Information Required for Reoffering by Persons
           and Persons and Parties Deemed to be Underwriters . . . .   Not Applicable
    8.   Interests of Named Experts and Counsel  . . . . . . . . . .   Experts; Legal Opinions
    9.   Disclosure of Commission Position on Indemnification for
           Securities Act Liabilities  . . . . . . . . . . . . . . .   Undertakings

   10.   Information with Respect to S-3 Registrants                   Introduction; Available Information; Proposal I
                                                                         The Merger
   11.   Incorporation of Certain Information by Reference . . . . .   Available Information, Incorporation of Certain
                                                                         Documents By Reference

   12.   Information with Respect to S-2 or S-3  Registrants . . . .   Not Applicable
   13.   Incorporation of Certain Information by Reference . . . . .   Not Applicable
   14.   Information with Respect to Registrants Other Than
           S-3 or S-2 Registrants  . . . . . . . . . . . . . . . . .   Not Applicable
   15.   Information with Respect to S-3 Companies . . . . . . . . .   Not Applicable
   16.   Information with Respect to S-2 or S-3 Companies  . . . . .   Not Applicable
   17.   Information with Respect to Companies Other Than
           S-2 or S-3 Companies  . . . . . . . . . . . . . . . . . .   Information About Hartsville Bancshares, Inc.

   18.   Information if Proxies, Consents or Authorizations are
           to be Solicited . . . . . . . . . . . . . . . . . . . . .   Introduction; Available Information Summary;
                                                                         Meeting Information; Proposal I -- The Merger
   19.   Information if Proxies, Consents or Authorizations are not
           to be Solicited or in an Exchange Offer . . . . . . . . .   Not Applicable

                       [LOGO] HARTSVILLE BANCSHARES, INC.

                                NOVEMBER__, 1996

Dear Shareholder:

         We are pleased to enclose your Notice of Special Meeting and Proxy Statement for the Special Meeting of Shareholders (the "Meeting") of HARTSVILLE BANCSHARES, INC. ("HBI") to be held on December __, 1996, at 10:00 a.m., local time, at HBI's main office, 328 Broadway, Hartsville, Tennessee.

         At the Meeting, you will be asked to consider and vote on an Agreement and Plan of Merger (the "Agreement"), between HBI and First American Corporation ("First American"), a corporation organized under the laws of the State of Tennessee and a registered bank holding company, pursuant to which HBI will be acquired by First American. The acquisition will be accomplished by the merger ("Merger") of HBI with and into First American, with First American as the surviving entity. Immediately following the Merger, CommunityFIRST Bank, Hartsville, Tennessee ("CFB"), a wholly owned subsidiary of HBI, will be merged with and into First American National Bank, Nashville, Tennessee, a wholly owned subsidiary of First American, with First American National Bank as the survivor.

         The Agreement provides for a tax-free exchange in which HBI shareholders will receive the number of fully paid and nonassessable FAC shares rounded to the nearest thousandth of a share equal to the quotient obtained by dividing $398.50 by the average closing sale price (the "FAC Average Closing Price") of FAC Stock on The Nasdaq Stock Market (as reported in The Wall Street Journal) for the twenty (20) consecutive trading days ending on and including the fifth trading day immediately preceding, but not including, the Closing (the "Exchange Ratio") and cash in lieu of any fractional share; however, if FAC enters into a definitive agreement of merger or reorganization with another entity as a result of which FAC is not the surviving entity and FAC's Chief Executive Officer will not become the Chief Executive Officer of the surviving entity, then the Exchange Ratio will be the greater of 8.955 or the quotient obtained by dividing $398.50 by the FAC Average Closing Price. It is currently anticipated the Closing will take place on December 31, 1996, and the last day of the period for determining the Exchange Ratio will be December 23, 1996.

         Consummation of the Merger is subject to certain conditions, including the approval of the Agreement by the affirmative vote of the holders of a majority of HBI stockholders and the approval of various regulatory agencies.

         At the Meeting you also will be asked to approve the adjournment of the Special Meeting to a later date, if necessary, to solicit additional proxies in the event insufficient shares are present in person or by proxy to approve the Agreement.

         Your vote is important. ON BEHALF OF THE BOARD OF DIRECTORS, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD (AND YOUR HBI STOCK CERTIFICATES IF YOU VOTE IN FAVOR OF THE MERGER) AS SOON AS POSSIBLE EVEN IF YOU PLAN TO ATTEND THE MEETING. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the Meeting. Please note that the failure to vote will have the same effect as voting against the Merger and the Agreement.

         The Board of Directors thanks you for your support and urges you to vote FOR approval of the Merger and the Agreement and FOR approval of the adjournment of the Meeting under the circumstances specified above.


Sincerely,



 /s/                                       /s/
Ruby B. Thompson                           Joseph H. Crabtree, Sr.
President                                  Secretary

                         HARTSVILLE BANCSHARES, INC.
                                 328 BROADWAY
                       HARTSVILLE, TENNESSEE 37074-0006
                                (615) 374-2116

                               ---------------

                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON DECEMBER __, 1996

                               ---------------

         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of HARTSVILLE BANCSHARES, INC. ("HBI") will be held at HBI's Main office, 328 Broadway, Hartsville, Tennessee, on December __, 1996, at
10:00 a.m., local time.

         A Proxy Card and a Prospectus/Proxy Statement for the Meeting are enclosed.

         The Meeting is being held for the purpose of considering and acting upon:

                 1. The approval of the Agreement and Plan of Merger (the "Agreement") by and between HBI and First American Corporation ("First American"); and

                 2. The adjournment of the Meeting to a later date, if necessary, to solicit additional proxies in the event insufficient shares to approve the Agreement are present in person or by proxy at the Meeting.

         A copy of the Agreement is attached hereto as Appendix A.

         Any action may be taken on any one of the foregoing proposals at the Meeting or on any date to which the Meeting may be adjourned. The Board of Directors has fixed the close of business on December 12, 1996, as the record date for determination of the shareholders entitled to vote at the Meeting and any adjournments thereof.

         Please fill in and sign the Proxy Card which is solicited by the Board of Directors and mail it promptly in the enclosed envelope. The Proxy Card will not be used if you attend and vote at the Meeting in person.

         You may also send your HBI Stock Certificates to HBI by following the enclosed instructions.

                                            By Order of the Board of Directors

                                            /s/
                                            Joseph H. Crabtree, Sr.
                                            Secretary
Hartsville, Tennessee
November __, 1996

-------------------------------------------------------------------------------

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING. WHETHER OR NOT YOU INTEND TO ATTEND THE MEETING, PLEASE EXECUTE THE ENCLOSED FORM OF PROXY TO ENSURE THAT YOUR VOTE WILL BE COUNTED. THE PROMPT RETURN OF PROXIES WILL SAVE US THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE

A QUORUM. A PRE-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

--------------------------------------------------------------------------------

** IF YOU WOULD LIKE TO SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD,
   PLEASE FOLLOW THE ENCLOSED INSTRUCTIONS**

                              TABLE OF CONTENTS

                                                                                                                   PAGE
 INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
 AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3
 SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
   Parties to the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
   The Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
   The Proposed Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
   Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
   Termination of the Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
   Accounting Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
   Recommendation of the HBI Board of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
   Vote Required . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
   Dissenters' Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
   Interests of Certain Persons in the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
   Conditions; Regulatory Approvals; Waiver; Damages . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
   Certain Federal Income Tax Consequences of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
   Certain Differences in Rights of Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
   Market Prices and Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
 COMPARATIVE PER SHARE DATA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
 SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
 MEETING INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
   Date, Place and Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
   Record Date; Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
   Voting and Revocation of Proxies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
   Solicitation of Proxies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
 PROPOSAL I -- THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
   Background of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
   Recommendation of the Board of Directors; Reasons for the Merger  . . . . . . . . . . . . . . . . . . . . . .   16
   Terms of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
   Conversion of Shares; Procedures for Exchange of Certificates . . . . . . . . . . . . . . . . . . . . . . . .   17
   Representations and Warranties; Conditions to the Merger; Waiver  . . . . . . . . . . . . . . . . . . . . . .   17
   Regulatory Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
   Business Pending the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
   No Solicitation of Competing Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
   Effective Time of the Merger; Termination; Damages  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
   Management and Operations After the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
   Effect on Certain Employees and Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
   Interests of Certain Persons in The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21
   Certain Federal Income Tax Consequences of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21
   Certain Differences in Rights of Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
   Resale of FAC Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
   Dividend Reinvestment and Stock Purchase Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
   Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
   Accounting Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
   Dissenters' Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
 CERTAIN REGULATORY CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
   General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
   Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
   Acquisition and Expansion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30



   Bank Regulation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
 PROPOSAL II -- ADJOURNMENT OF THE SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   34
 INFORMATION ABOUT HARTSVILLE BANCSHARES, INC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   35
   Business of HBI . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   35
   Supervision and Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   36
 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN OTHER ENTITIES . . . . . . . . . . . . . . . . . . . . . . . . . .   38
 EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   38
 LEGAL OPINION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   39
 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF HARTSVILLE BANCSHARES, INC. AND SUBSIDIARY  . . . . . . . . . . .  F-1
 REPORT OF INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6
 APPENDIX A -- EXECUTED DEFINITIVE AGREEMENT AND PLAN OF MERGER  . . . . . . . . . . . . . . . . . . . . . . . .  A
 APPENDIX B -- TENNESSEE DISSENTERS' RIGHTS STATUTE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B
 INDEX OF EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . II-6

                         HARTSVILLE BANCSHARES, INC.

                               PROXY STATEMENT
                                     FOR
                       SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON DECEMBER __, 1996

                      ---------------------------------

                          FIRST AMERICAN CORPORATION

                                  PROSPECTUS

                     UP TO 400,000 SHARES OF COMMON STOCK
                         (PAR VALUE $5.00 PER SHARE)

                                 INTRODUCTION

         This Prospectus/Proxy Statement is being furnished to the holders of the common stock, $10.00 par value ("HBI Stock"), of HARTSVILLE BANCSHARES, INC. ("HBI") in connection with the solicitation of proxies by the Board of Directors of HBI for use at a Special Meeting of Shareholders, and any adjournment thereof, to be held on December __, 1996 ("Meeting"). It is anticipated that the mailing of this Prospectus/Proxy Statement and the enclosed proxy card will commence on or about November __, 1996.

         At the Meeting, shareholders of HBI will be asked to approve an Agreement and Plan of Merger, dated as of October 11, 1996 ("Agreement") providing for the acquisition of HBI by First American Corporation ("First American" or "FAC") by means of the merger ("Merger") of HBI with and into First American, with First American as the surviving entity. First American is a Tennessee corporation and a registered bank holding company.

         The Agreement provides for a tax-free exchange in which HBI shareholders will receive the number of fully paid and nonassessable FAC shares rounded to the nearest thousandth of a share equal to the quotient obtained by dividing $398.50 by the average closing sale price (the "FAC Average Closing Price") of FAC Stock on The Nasdaq Stock Market (as reported in The Wall Street Journal) for the twenty (20) consecutive trading days ending on and including the fifth trading day immediately preceding, but not including, the Closing (the "Exchange Ratio") and cash in lieu of any fractional share; however, if FAC enters into a definitive agreement of merger or reorganization with another entity as a result of which FAC is not the surviving entity and FAC's Chief Executive Officer will not become the Chief Executive Officer of the surviving entity, then the Exchange Ratio will be the greater of 8.955 or the quotient obtained by dividing $398.50 by the FAC Average Closing Price. It is currently anticipated the Closing will take place on December 31, 1996, and the last day of the period for determining the Exchange Ratio will be December 23, 1996.

         See "PROPOSAL I -- THE MERGER -- Certain Differences in Rights of Shareholders -- Anti-Takeover Provisions; Shareholder Rights Plan".

         Immediately following the Merger, CommunityFIRST Bank, Hartsville, Tennessee ("CFB"), a wholly owned subsidiary of HBI, will be merged (the "Bank Merger") with and into First American National Bank, Nashville, Tennessee ("FANB"), a wholly owned subsidiary of First American, with FANB as the survivor.

         THE FAC STOCK THAT WOULD BE ISSUED IN THE MERGER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY

STATE SECURITIES AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF FAC STOCK OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         No person is authorized to give any information or to make any representation not contained in this Prospectus/Proxy Statement and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus/Proxy Statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Prospectus/Proxy Statement, in any jurisdiction, to any person to whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this Prospectus/Proxy Statement nor any distribution of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of First American or HBI since the date hereof.

         The date of this Prospectus/Proxy Statement, which also constitutes the prospectus of First American for up to 400,000 shares of FAC Stock to be issued in connection with the Merger, is November __, 1996.

                            AVAILABLE INFORMATION

         First American is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such filings can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC's regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of such material can be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, materials filed by First American are available for inspection at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006. HBI is not subject to the informational requirements of the Exchange Act.

         First American has filed with the SEC a registration statement under the Securities Act of 1933, as amended ("Securities Act"), relating to the shares of FAC Stock that may be issued in connection with the Merger ("Registration Statement"). This Prospectus/Proxy Statement also constitutes the prospectus of First American filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto. The Registration Statement and the exhibits thereto may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the SEC at the addresses set forth above. All information concerning First American and its subsidiaries contained in this Prospectus/Proxy Statement has been furnished by First American, and all information concerning HBI and its subsidiary has been furnished by HBI.

         THIS PROSPECTUS/PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO FIRST AMERICAN ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO CARROLL KIMBALL, DIRECTOR OF INVESTOR RELATIONS, FIRST AMERICAN CORPORATION, FIRST AMERICAN CENTER, NASHVILLE, TENNESSEE 37237- 0708. TELEPHONE REQUESTS MAY BE DIRECTED TO (615) 748-2455. DOCUMENTS RELATING TO HBI ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO JOSEPH H. CRABTREE, SR., SECRETARY, HARTSVILLE BANCSHARES, INC., 328 BROADWAY, HARTSVILLE, TENNESSEE 37074. TELEPHONE REQUESTS MAY BE DIRECTED TO (615) 374-2116. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY DECEMBER 14, 1996.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the SEC by First American (File No. 0-6198) are incorporated herein by reference:

                 1. Annual Report on Form 10-K of First American for the year ended December 31, 1995.

                 2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996.

                 3. The description of the FAC Stock contained in the Registration Statement on Form 8-A dated April 24, 1972, as amended January 31, 1983, May 14, 1986, and January 11, 1989, filed by First American to register such securities under the Exchange Act, and any amendment or report filed for the purpose of updating such description.

         All documents filed by First American pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof until the date of the Meeting shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement.

                                   SUMMARY

         This summary is necessarily general and abbreviated and has been prepared to assist shareholders in their review of this Prospectus/Proxy Statement. This summary is not intended to be a complete explanation of the matters covered herein and is qualified in all respects by reference to the more detailed information contained elsewhere herein, the Appendices hereto and the documents incorporated herein by reference, which shareholders are urged to read carefully.

PARTIES TO THE MERGER

         First American Corporation. First American is a Tennessee corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"), and as a savings and loan holding company under the Home Owner's Loan Act, as amended ("HOLA"). As of September 30, 1996, First American had total consolidated assets of approximately $10.0 billion and shareholders' equity of approximately $838 million. As of September 30, 1996, First American estimates that it ranked, on the basis of aggregate deposits held by FANB, which is First American's principal subsidiary, as the third largest bank holding company headquartered in Tennessee.

         In addition to FANB, First American owns all of the capital stock of
(i) First American National Bank of Kentucky ("FANBKY"), a national banking association headquartered in Bowling Green, Kentucky; (ii) First American Federal Savings Bank ("FAFSB"), a federal savings bank headquartered in Roanoke, Virginia; and (iii) First American Enterprises, Inc. First American derives its income from interest, dividends and management fees received from its subsidiaries.

         First American primarily has focused its business strategy on meeting the banking needs of the retail and middle market commercial customers through its branch network. The acquisition of HBI is designed to complement this strategy.

         The mailing address of the principal executive offices of First American is 700 First American Center, Nashville, Tennessee 37237-0708, and the telephone number is (615) 748-2000. For additional information concerning the business of First American and its financial condition, reference should be made to the First American documents incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

         HBI. HBI, a Tennessee corporation, serves as the holding company for, and conducts its principal business through, its wholly-owned subsidiary, CFB. As of September 30, 1996, HBI had total consolidated assets of approximately $91.4 million and shareholders' equity of approximately $6.1 million.

         HBI's principal business is to serve as the bank holding company of CFB, a Tennessee chartered bank with its principal executive and administrative offices in Hartsville, Tennessee. CFB is a full service commercial bank, offering a variety of deposit and investment products as well as commercial, consumer and real estate loans to customers in its markets. For additional information regarding HBI, see "AVAILABLE INFORMATION" and "INFORMATION ABOUT HARTSVILLE BANCSHARES, INC."

         The mailing address of the principal executive offices of HBI is 328 Broadway, Hartsville, Tennessee 37074- 0006, and its main telephone number is
(615) 374-2116.

THE MEETING

         The Special Meeting of Shareholders of HBI will be held on December __, 1996, at 10:00 a.m., local time, at HBI's Main office, 328 Broadway, Hartsville, Tennessee. The purpose of the Meeting is to consider and vote upon a proposal to approve and adopt the Agreement and to approve the adjournment of the Meeting if an insufficient number of votes to approve the Agreement is received. Only holders of record of HBI Stock at the close of business on December 12, 1996 (the "Record Date") will be entitled to notice of and to vote at such Meeting. At such date, 24,630 shares of HBI common stock and preferred stock (all of which are entitled to vote on the Merger) will be outstanding and entitled to vote. For additional information with respect to the Meeting and the voting rights of shareholders, see "MEETING INFORMATION."

THE PROPOSED MERGER

         The Agreement provides for a tax-free exchange in which HBI shareholders will receive the number of fully paid and nonassessable FAC shares rounded to the nearest thousandth of a share equal to the quotient obtained by dividing $398.50 by the average closing sale price (the "FAC Average Closing Price") of FAC Stock on The Nasdaq Stock Market ("Nasdaq") (as reported in The Wall Street Journal) for the twenty (20) consecutive trading days ending on and including the fifth trading day immediately preceding, but not including, the Closing (the "Exchange Ratio") and cash in lieu of any fractional share; however, if FAC enters into a definitive agreement of merger or reorganization with another entity as a result of which FAC is not the surviving entity and FAC's Chief Executive Officer will not become the Chief Executive Officer of the surviving entity, then the Exchange Ratio will be the greater of 8.955 or the quotient obtained by dividing $398.50 by the FAC Average Closing Price. It is currently anticipated the Closing will take place on December 31, 1996, and the last day of the period for determining the Exchange Ratio will be December 23, 1996.

         See "PROPOSAL I -- THE MERGER -- Terms of the Merger." See "PROPOSAL I -- THE MERGER -- Certain Differences in Rights of Shareholders -- Anti-Takeover Provisions; Shareholder Rights Plan".

         After the Merger, those persons serving as directors of First American immediately prior to the Effective Time will continue as directors of First American. Joseph H. Crabtree, Sr., Director and Secretary of HBI and Chairman, Chief Executive Officer, and President of CFB, and Paul D. Alexander, Director of HBI and Vice-Chairman of CFB, are expected to be named to FANB's Community Board in Gallatin, Tennessee. The Agreement also contains provisions relating to, among other things, employee benefits, indemnification of directors and officers, and directors' and officers' liability insurance after the Merger. See "PROPOSAL I -- THE MERGER -- Management and Operations After the Merger" and "-- Effect on Certain Employees and Benefit Plans."

EFFECTIVE TIME

         The Merger will be consummated at a closing to be held on the last business day of the month wherein the satisfaction of certain conditions precedent to the Merger has occurred, or at such other time mutually agreed upon by the parties. In the event that all conditions to the Merger have been satisfied or waived, the Effective Time will be the date of filing of Articles of Merger with the Secretary of State of Tennessee (or such later time as set forth in such Articles). The parties currently intend that the Closing will be held on December 31, 1996, and that the Effective Time will be 12:01 a.m., Central Time, January 1, 1997. See "PROPOSAL I -- THE MERGER -- Effective Time of the Merger; Termination; Damages."

TERMINATION OF THE AGREEMENT

         The Agreement may be terminated at any time prior to the Effective Time by the mutual consent of HBI and First American and, by either of them individually, under certain specified circumstances, including if the Merger has not been consummated by April 30, 1997. Under certain circumstances, if the Agreement is terminated by First American or HBI and the Board of Directors of HBI has taken certain actions regarding its recommendation of the Merger to the HBI shareholders or has taken certain actions regarding a possible transaction with a third party which would result in such third party acquiring a significant portion of the assets or securities of HBI or CFB, HBI may be required to pay First American liquidated damages of $1,300,000.

ACCOUNTING TREATMENT

         The Merger is expected to be accounted for using the purchase method of accounting. See "PROPOSAL I -- THE MERGER -- Accounting Treatment."

RECOMMENDATION OF THE HBI BOARD OF DIRECTORS

         HBI's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is fair to, and in the best interests of, HBI and its shareholders. The Board of Directors unanimously recommends that HBI's shareholders vote FOR approval of the Merger and the Agreement. HBI's Board of Directors believes that the Merger will provide significant value to all HBI shareholders in relation to market value, book value and earnings per share of the HBI Stock. See "PROPOSAL I -- THE MERGER -- Background of the Merger" and "-- Recommendation of the Board of Directors; Reasons for the Merger." In considering this recommendation, shareholders should be aware that certain members of the Board of Directors and the executive officers of HBI have interests in the Merger in addition to their interests as shareholders of HBI generally. See "PROPOSAL I -- THE MERGER -- Interests of Certain Persons in the Merger."

VOTE REQUIRED

         Approval of the Merger requires the affirmative vote of the holders of a majority of the HBI Stock. Approval of an adjournment of the Meeting requires the affirmative vote of a majority of the votes cast at the Meeting.

         A FAILURE TO VOTE OR AN ABSTENTION WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER.

         Directors and executive officers of HBI and their affiliates had sole or shared voting power with respect to 7,967* shares of HBI Stock, representing 32.35% of the HBI Stock outstanding as of the Record Date. First American has entered into an agreement with each member of the Board of Directors of HBI, whereby they agreed to vote their HBI Stock in favor of the Agreement. They also agreed not to solicit, encourage or facilitate a proposal by any third party (other than First American or its affiliates) to seek to acquire control of HBI or its assets by tender offer, merger or otherwise. This commitment by the HBI directors was an inducement to First American to enter into the Agreement. No such person received any form of compensation from First American for making this commitment beyond execution of the Agreement. Such persons had sole or shared voting power with respect to 7,708 shares of HBI Stock, representing 31.30% of the HBI Stock outstanding as of the Record Date. See "MEETING INFORMATION -- Voting and Revocation of Proxies."

DISSENTERS' RIGHTS

         HBI shareholders will, under certain conditions and by complying with specific procedures required by statute and described herein, have dissenters' rights in connection with the Merger, in which event, if the Merger is consummated, they may be entitled to receive in cash the fair value of their shares of HBI Stock. See "PROPOSAL I -- THE MERGER -- Dissenters' Rights -- HBI Stock Dissenter's Rights." A copy of Tennessee's Dissenters' Rights Statute is attached hereto as Appendix B.

INTERESTS OF CERTAIN PERSONS IN THE MERGER




* Shares held by executive officers exclude any shares to which such executive officers may otherwise be entitled to as a participant in the HBI ESOP.

         Certain members of HBI's management and of the HBI Board of Directors have certain interests in the Merger that are in addition to their interests as shareholders of HBI generally. These interests include, among others, provisions in the Agreement relating to liability insurance and indemnification, anticipated membership on community boards of FANB and the continuation of certain employee benefits. The Agreement also provides that, at the Effective Time, FANB will enter into a consulting agreement with Joseph H. Crabtree, Sr., under which he will be paid $225,000 per year for his consulting services for a five year term and a one-time signing bonus of $257,000. (The form of the Consulting Agreement is Exhibit B to the Agreement, which is attached hereto as Appendix A). See "PROPOSAL I -- THE MERGER -- Interests of Certain Persons in the Merger."

         The HBI Board of Directors was aware of these interests and considered them among other matters in approving the Agreement and the transactions contemplated thereby. See "PROPOSAL I -- THE MERGER -- Interests of Certain Persons in the Merger."

CONDITIONS; REGULATORY APPROVALS; WAIVER; DAMAGES

         Consummation of the Merger is subject to satisfaction of a number of conditions, including approval of the Agreement by a majority of the HBI shareholders, the approval of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") under the BHCA for the Merger, and approval of the Office of the Comptroller of the Currency ("OCC") under the Bank Merger Act for the Bank Merger. See "PROPOSAL I -- THE MERGER -- Representations and Warranties; Conditions to the Merger; Waiver" and "-- Regulatory Approvals."

         The conditions to consummation of the Merger (except for required shareholder and regulatory approvals and the listing on Nasdaq of the FAC Stock to be issued or as a result of the Merger) may be waived at any time by the party for whose benefit they were created. In addition, the Agreement may be terminated, either before or after shareholder approval, under certain circumstances. See "PROPOSAL I -- THE MERGER -- Representations and Warranties; Conditions to the Merger; Waiver" and "-- Effective Time of the Merger; Termination; Damages."

         The Agreement provides for payment of certain fees as liquidated damages upon the occurrence of certain events leading to certain terminations of the Agreement. See "PROPOSAL I -- THE MERGER -- Effective Time of the Merger; Termination; Damages."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         The Merger is intended to be a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Generally, no gain or loss should be recognized for federal income tax purposes by HBI shareholders as a result of the Merger, except a gain or loss will be recognized with respect to cash received in lieu of the receipt of fractional shares. A condition to the consummation of the Merger is the receipt by HBI of an opinion of Miller & Martin as to the qualification of the Merger as a tax-free reorganization and certain other federal income tax consequences of the Merger. See "PROPOSAL I -- THE MERGER -- Certain Federal Income Tax Consequences of the Merger."

         BECAUSE THE TAX CONSEQUENCES MAY VARY DEPENDING UPON A SHAREHOLDER'S INDIVIDUAL CIRCUMSTANCES OR TAX STATUS, IT IS RECOMMENDED THAT HBI SHAREHOLDERS CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE MERGER .

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

         Upon completion of the Merger, HBI shareholders will become shareholders of First American and their rights as such will be governed by First American's charter and bylaws, and will continue to be governed by Tennessee law. The rights of shareholders of First American are different in certain respects from the current rights of HBI shareholders. For a summary of these differences, see "PROPOSAL I -- THE MERGER -- Certain Differences in Rights of Shareholders."

MARKET PRICES AND DIVIDENDS

         FAC Stock is traded on Nasdaq under the symbol "FATN". HBI Stock is not publicly traded. The information presented in the following table reflects the closing price for FAC Stock on October 10, 1996, the last trading day for FAC Stock preceding public announcement of the proposed Merger, and on November 13, 1996, and (2) the HBI Stock equivalent per share basis, calculated by multiplying the closing price of FAC Stock on such dates by the Exchange Ratio (as it would have been calculated as of such dates, assuming FAC Average Closing Prices of $49.125 (the closing price of FAC Stock on October 10, 1996) and of $52.50 respectively). No assurance can be given as to what the market price of FAC Stock or the Exchange Ratio will be if and when the Merger is consummated.


                                                                       HBI
                                                                    Equivalent
                                                                     Per Share
                Common Stock                        First American     Basis
                ------------                        --------------  -----------
 October 10, 1996 Market Value . . . . . . . . . .     $49.125        $398.50

 November 13, 1996 Market Value  . . . . . . . . .     $52.50         $398.50



First American

         On September 30, 1996 there were approximately 10,166 record holders of FAC Stock and 29,556,609 shares of FAC Stock issued and outstanding.

         The following table sets forth the cash dividends declared by First American on the FAC Stock and the range of high and low prices of the FAC Stock during the fiscal years ended December 31, 1994, and 1995, and during the first three quarters of fiscal year 1996. The table reflects high and low prices as quoted on Nasdaq. Stock price data on Nasdaq reflects interdealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                                                                       PRICE
 1994                                                           CASH DIVIDEND
                                                                  PER SHARE     HIGH           LOW
                                                                  ---------     ----           ---
 First Quarter   . . . . . . . . . . . . . . . . . . . . . . .      $0.21        $32         $29 1/8
 Second Quarter  . . . . . . . . . . . . . . . . . . . . . . .       0.21         34 3/4      28 3/4
 Third Quarter   . . . . . . . . . . . . . . . . . . . . . . .       0.21         35          31
 Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . . .       0.25         33 1/8      26 1/8

 1995

 First Quarter   . . . . . . . . . . . . . . . . . . . . . . .       0.25         34 3/8      26 7/8
 Second Quarter  . . . . . . . . . . . . . . . . . . . . . . .       0.25         36          33 1/4
 Third Quarter   . . . . . . . . . . . . . . . . . . . . . . .       0.28         44 1/4      35 7/8
 Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . . .       0.28         50 1/4      42 1/8

 1996

 First Quarter   . . . . . . . . . . . . . . . . . . . . . . .       0.28         48          42 3/4
 Second Quarter  . . . . . . . . . . . . . . . . . . . . . . .       0.31         45 1/4      42 1/8
 Third Quarter   . . . . . . . . . . . . . . . . . . . . . . .       0.31         48 1/16     41 1/8

HBI


         On the Record Date, there were 24,629 shares of HBI Stock issued and outstanding (excluding 1,000 shares which were issued but not outstanding) and one share of HBI's preferred stock issued and outstanding. During 1995, HBI issued one share of its convertible preferred stock for one share of HBI Stock. HBI's one share of issued and outstanding preferred stock is convertible into one share of HBI Stock at any time at the option of the holder. Such preferred stock pays dividends equal to the greater of: (1) the amount per share paid with respect to HBI's Stock per share, or; (2) any additional amount declared, from time to time, by the Board of Directors of HBI. The one issued and outstanding share of preferred stock is held by the HBI ESOP, and dividends paid with respect to the preferred stock are used by the HBI ESOP to pay principal and interest with respect to the HBI ESOP's debt to HBI.

         The following table sets forth the cash dividends declared by HBI on the HBI stock during the fiscal years ended December 31, 1994 and 1995, and during the first three calendar quarters of 1996 based on information obtained by HBI.


                                                 CASH DIVIDEND
                                                    PER SHARE
                                                   ----------
                                             Common          Preferred
           1994
           First Quarter . . . . . . . . .   $2.00             --
           Second Quarter  . . . . . . . .    --               --
           Third Quarter   . . . . . . . .    --               --
           Fourth Quarter  . . . . . . . .    --               --

           1995
           First Quarter . . . . . . . . .   $2.00             --
           Second Quarter  . . . . . . . .    --               --
           Third Quarter   . . . . . . . .    --               --
           Fourth Quarter  . . . . . . . .    --               --

           1996
           First Quarter . . . . . . . . .   $2.00            $2.00
           Second Quarter  . . . . . . . .    --               --
           Third Quarter   . . . . . . . .    --              $147,812.00

                          COMPARATIVE PER SHARE DATA

        The following table presents at the dates and for the periods indicated
(i) historical consolidated per share data for FAC Stock and HBI Stock; (ii) pro forma per share data for FAC Stock; and (iii) pro forma equivalent per share data for HBI Stock. The First American pro forma with HBI data are presented using the purchase method of accounting and the application of an assumed market price of $48.00 per share of FAC Stock and an Exchange Ratio of 8.3021 shares of FAC Stock for each share of HBI Stock. If the Exchange Ratio were to differ because of the FAC Average Closing Price, the pro forma and equivalent share data would differ from the data presented below. The First American pro forma data with HBI represents the effect of the Merger on a share of FAC Stock. The HBI equivalent pro forma presents the First American pro forma data with HBI multiplied by the Exchange Ratio and thereby reflects the effect of the Merger on a share of HBI Stock.

                                                                                                 FAC PRO          HBI
                                                                                                  FORMA        EQUIVALENT
                                                                                                 WITH HBI       PRO FORMA
                                                                                                 ---------      ---------
                                                                             HISTORICAL
                                                                             ----------
                                                                          FAC         HBI
                                                                          ---         ---

 EARNINGS PER SHARE
   Nine months ended September 30, 1996  . . . . . . . . . . . . . .      $2.98        $8.03        $2.98        $24.74
   Year ended December 31, 1995  . . . . . . . . . . . . . . . . . .      $3.64       $24.53        $3.65        $30.30

 CASH DIVIDENDS DECLARED PER COMMON SHARE
   Nine months ended September 30, 1996  . . . . . . . . . . . . . .      $0.90        $2.00        $0.90         $7.47
   Year ended December 31, 1995  . . . . . . . . . . . . . . . . . .      $1.06        $2.00        $1.06         $8.80
 BOOK VALUE PER SHARE
   At September 30, 1996 . . . . . . . . . . . . . . . . . . . . . .     $28.35      $202.38       $28.35       $235.36
   At December 31, 1995  . . . . . . . . . . . . . . . . . . . . . .     $26.93      $203.90       $26.93       $223.58

                            SELECTED FINANCIAL DATA

         The following tables set forth certain historical financial data for First American and HBI.

         The selected financial data for the five years ended December 31, 1995 and for the nine months ended September 30, 1996, for First American and HBI are derived from the consolidated financial statements of First American and the consolidated financial statements of HBI, respectively. This summary should be read in connection with First American's consolidated financial statements and HBI's consolidated financial statements, and Management's Discussion and Analysis of Results of Operations and Financial Condition, and other financial information included in documents incorporated herein by reference or appended hereto. See "AVAILABLE INFORMATION" and "CONSOLIDATED FINANCIAL STATEMENTS OF HARTSVILLE BANCSHARES, INC. AND SUBSIDIARIES."

FIRST AMERICAN CORPORATION

                                        AS OF OR FOR THE
                                        NINE MONTHS ENDED
                                          SEPTEMBER 30                 AS OF OR FOR THE YEAR ENDED DECEMBER 31
                                          ------------                 ---------------------------------------
                                        1996        1995        1995       1994       1993         1992         1991
                                        ----        ----        ----       ----       ----         ----         ----
 Income Data (thousands)
   Net interest income . . . . . .     $258,336    $232,498   $312,310    $298,242   $287,200      $268,197     $229,980
   Provision (credit) for loan
     losses  . . . . . . . . . . .            0          83         83      (9,919)   (41,405)       39,249       53,066
   Non-interest income . . . . . .      121,184      76,568    108,487      85,715     88,379        77,325       82,914
   Non-interest expense  . . . . .      237,286     184,258    252,448     239,270    248,227       240,099      232,774

   Income tax (benefit)  . . . . .       54,126      45,981     65,186      57,404     61,348        20,021        9,005
                                         ------      ------     ------      ------     ------        ------        -----
   Income (loss) before cumulative
    effect of changes in
    accounting principles  . . . .      $88,108     $78,744   $103,080     $97,202   $107,409       $46,153      $18,049
                                        =======     =======   ========     =======   ========       =======      =======
 End of Period Balance Sheet Items
      (millions)
   Assets  . . . . . . . . . . . .      $10,028      $8,970     $9,682      $8,279     $7,708        $7,257       $6,884
   Total net loans . . . . . . . .        6,453       5,745      6,294       5,043      4,533         3,876        3,990
   Deposits  . . . . . . . . . . .        7,552       6,729      7,382       6,308      6,151         6,019        5,816
   Long-term debt  . . . . . . . .          340         278        422         271         77            19           18
   Shareholders' equity  . . . . .          838         694        796         668        624           504          402
 Per Share Data
   Income (loss) before cumulative
    effect of changes in
    accounting principles  . . . .        $2.98       $2.78      $3.64       $3.39      $3.79        $ 1.76(a)   $ 0.73(b)
   Cash dividends declared . . . .         0.90        0.78       1.06        0.88       0.55          0.20        0.00
   Book value, end of period . . .        28.35       25.12      26.93       23.24      22.34         17.86       17.16(b)
 Shares Outstanding (thousands)
   Average . . . . . . . . . . . .       29,589      28,278     28,315      28,670     28,355        26,509      23,337(b)
   End of period . . . . . . . . .       29,557      27,630     29,540      28,725     27,915        28,213      23,395(b)

----------
(a) Income (loss) before cumulative effect of changes in accounting principles per common share for the year ended December 31, 1992, is computed by dividing the sum of FAC net income for 1992 of $42.0 million and net income of Heritage from the date of conversion from a mutual savings bank to a capital stock savings back on March 30, 1992, to the end of its fiscal year on June 30, 1992, of $1.4 million by the sum of FAC's weighted average number of shares outstanding from March 30, 1992 to June 30, 1992 (adjusted for the number of days such shares were outstanding during fiscal year 1992 (.6 million shares)).
(b) Since Heritage was a mutual savings bank prior to March 30, 1992, income (loss) before cumulative effect of changes in accounting principles per common share, book value per common share, average shares outstanding and end of period shares outstanding as of or for the years ended December 31, 1991 were calculated based on FAC information only.

HARTSVILLE BANCSHARES, INC.

                                     As of or for the nine months
                                          ended September 30            As of or for the year ended December 31
                                     ---------------------------  -------------------------------------------------
                                          1996         1995       1995       1994        1993       1992       1991
                                          ----        -----       ----       ----        ----       ----       ----
 Income Data (Thousands)

   Net interest income                   $2,958       $2,675      $3,703      $3,414     $3,193     $2,938      $2,433

   Provision for loan losses                 93          168         223         120        110        226         120

   Non-interest income                      632          560         702         632        681        581         472

   Non-interest expense                   2,735        2,186       3,042       2,891      2,684      2,362       1,924

   Income tax                               372          316         407         395        398        348         325

   Income before cumulative
     effect of changes in
     accounting principles                 $390         $565        $734        $639       $681       $583        $537

 End of Period Balance Sheet
   Items (Millions)
   Assets                                  $91.4      $84.70       $92.5       $76.2      $73.9      $67.8       $54.6

   Total net loans                          58.3       49.10        49.5        43.8       42.2       35.5        28.5

   Deposits                                 80.4       81.20        81.2        67.2       64.8       60.5        49.1

   Long-term Debt                            1.0        1.10         1.1         1.1        1.3        1.5         1.6
   Shareholder's Equity                      6.1        6.10         6.1         4.7        4.6        3.8         3.1

 Per Share Data

   Income before cumulative
     effect of changes in
     accounting principles

     -- primary                            $8.03      $19.21      $24.53      $21.97     $23.69     $19.82      $18.01
     --- fully diluted                      8.03       19.21       24.53       21.97      23.69      19.82       18.01

   Cash dividends declared                  2.00        2.00        2.00        2.00       2.00       2.00        2.00

   Book value                             202.38      200.56      203.90      161.58     160.26     132.39      108.00

 Shares Outstanding
   Average -- primary                     30,141      29,417      29,917      29,088     28,704     28,704      28,704

   Average -- fully diluted               30,141      29,417      29,917      29,088     28,704     28,704      28,704

   End of period*                         24,629      24,629      24,629      24,630     24,630     24,630      24,630


*  Excluding 1,000 shares of HBI Stock which were issued but not outstanding.

                             MEETING INFORMATION

DATE, PLACE AND TIME

         The proxy card accompanying this Prospectus/Proxy Statement is solicited by and on behalf of the Board of Directors of HBI to be used at the Meeting, which will be held at the main offices of HBI at 328 Broadway, Hartsville, Tennessee on December __, 1996, at 10:00 a.m., local time. The Meeting has been called for the purpose of considering and voting upon (1) approval of the Agreement and (2) approval of an adjournment of the Meeting to a later date, if necessary, to solicit additional proxies if insufficient shares are present in person or by proxy at the Meeting to approve the Agreement. The accompanying Notice of Meeting and the Proxy Card and this Prospectus/Proxy Statement are being first mailed to shareholders on or about November __, 1996.

RECORD DATE; VOTING RIGHTS

         The securities entitled to vote at the Meeting consist of HBI Common Stock. Each share of HBI Stock entitles the record holder to one vote on each matter presented at the Meeting. The close of business on December 12, 1996 (the "Record Date") has been fixed by the Board of Directors of HBI as the record date for determining shareholders entitled to notice of and to vote at the Meeting. As of the Record Date, HBI will have 24,630 shares of HBI common and preferred Stock (all of which are entitled to vote on the Merger) issued and outstanding and approximately 81 shareholders of record.

         The affirmative vote of the holders of a majority of the outstanding shares of HBI Stock is necessary to approve the Agreement.

VOTING AND REVOCATION OF PROXIES

         Proxies solicited by the Board of Directors of HBI will be voted in accordance with the directions given therein. Where no instructions are indicated, proxies will be voted FOR approval of the Agreement and FOR approval of an adjournment of the Meeting if necessary. The proxy also confers discretionary authority on the persons named therein to vote with respect to matters incident to the conduct of the Meeting. Proxies marked as abstentions will not be counted as votes cast. Proxies marked as abstentions, however, will be treated as shares present for purposes of determining whether a quorum is present.

         Shareholders who execute proxies retain the right to revoke them at any time. Unless revoked, the shares represented by properly executed proxies will be voted at the Meeting and all adjournments thereof. Proxies may be revoked by sending written notice to the Secretary of HBI, 328 Broadway, Hartsville, Tennessee 37074-0006, or by the filing of a later-dated proxy prior to the closing of the polls at the Meeting. A proxy will not be voted if a shareholder attends the Meeting and votes in person. The presence of a shareholder alone at the Meeting will not revoke such shareholder's proxy.

         The Board of Directors of HBI is not aware of any other business to be acted upon at the Meeting other than as described herein. If, however, other matters are duly brought before the Meeting, or any adjournment thereof, the persons appointed as proxies will have discretion to vote or act thereon in accordance with the determination of a majority of HBI's Board of Directors.

         Directors and executive officers of HBI and their affiliates had sole or shared voting power with respect to 7,967* shares of HBI Stock, representing 32.35% of the HBI Stock outstanding as of November 13, 1996. First American has entered into an agreement with each member of the Board of Directors of HBI, whereby they agreed to vote their HBI Stock in favor of the Agreement. They also agreed not to solicit, encourage or facilitate a proposal by any third party (other than First American or its affiliates) to seek to acquire control of HBI or its assets by tender offer, merger or otherwise. This commitment by the HBI directors was an inducement to First American to enter into the Agreement. No such person received any form of compensation from First American for making



* Shares held by executive officers exclude any shares to which such executive officers may otherwise be entitled to as a participant in the HBI ESOP.

this commitment beyond execution of the Agreement. Such persons had sole or shared voting power with respect to 7,708 shares of HBI Stock, representing 31.30% of the HBI Stock outstanding as of November 13, 1996. See "MEETING INFORMATION --Voting and Revocation of Proxies."

SOLICITATION OF PROXIES

         The cost of soliciting proxies for the Meeting will be borne by HBI. In addition to the use of the mails, proxies may be solicited personally or by telephone or telegraph by directors, officers and other employees of HBI who will not be specifically compensated for their solicitation activities.

** IF YOU WOULD LIKE TO SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD, PLEASE FOLLOW THE ENCLOSED INSTRUCTIONS**

                           PROPOSAL I -- THE MERGER

         This section of the Prospectus/Proxy Statement describes the material terms of the Agreement. The following description does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Appendix A, and is incorporated herein by reference. All shareholders are urged to read the Agreement in its entirety.

BACKGROUND OF THE MERGER

         In April 1996, Joseph H. Crabtree, Sr., Secretary of the Board of HBI, was approached by representatives of a Kentucky bank holding company concerning a possible acquisition of HBI by such company. Preliminary discussions relative to such an acquisition ensued and certain information concerning HBI and the potential acquiror was exchanged, but no definitive offer for the purchase of HBI was made. An acquisition by the Kentucky holding company was viewed by the Board of Directors as not attractive because the shares of such company are not widely traded and an acquisition of HBI for cash would have resulted in tax liability to the HBI shareholders.

         However, given the competitive nature of the markets served by HBI and CFB and the substantial future capital expenditures necessary to maintain HBI's position in such markets, the Board of Directors of HBI decided that it was its duty to the shareholders to explore the possibility of a combination with a larger financial institution already established in the Middle Tennessee market. After discussions with Mr. Crabtree, Mr. Charles Welch, HBI's adviser and former independent auditor, was directed to contact First American. Mr. Welch approached First American in May, 1996.

         Shortly thereafter, in May, 1996, the Chairman of the Board of First American contacted Mr. Crabtree to inquire whether HBI would be interested in conducting preliminary discussions concerning First American's acquisition of HBI. An initial meeting among Crabtree, Welch, and First American's representatives, Denny Bottorff and Terry Spencer, was held on June 7, 1996. Several subsequent meetings occurred which involved Welch and various representatives of First American. These negotiations resulted in an offer by First American to acquire HBI in a non-taxable exchange of stock which valued HBI at approximately $9,815,000 (or $398.50 per share of HBI Stock outstanding). In addition, outstanding options of HBI were to be acquired or exchanged for First American options at the same price for an aggregate value of $3,586,500. The terms of the offer were set forth in a letter of intent dated August 16, 1996 (the "Letter of Intent"). The Letter of Intent called for First American to acquire HBI by exchanging 8.9551 shares of First American's common stock (then trading at $44.50 per share) for each outstanding share of HBI Stock. The transaction was conditioned upon, among other things, First American's good faith determination that the costs of converting HBI and CFB to its systems following the consummation of the transaction would not exceed $1,500,000. The transaction, as outlined in the Letter of Intent and draft definitive agreement, was further discussed at a special board meeting of HBI held on September 18, 1996, at which time it was unanimously approved subject to the resolution of several issues in the draft definitive agreement.

         First American began its due diligence investigation of HBI and CFB, and, in the course of such investigation, determined that conversion costs to First American's systems would cost well in excess of $1,500,000. Therefore, in a meeting held on September 25, 1996, representatives of First American proposed that the exchange ratio for each outstanding HBI share and stock option be determined by dividing $398.50 by the average closing price of First American Stock over the twenty trading days ending on the fifth day prior to, but not including, the closing of the transaction, rather than fixing the exchange ratio at 8.9551 as provided in the Letter of Intent. The effect of this change was to fix the value of the acquisition at approximately $9,815,000. In exchange for HBI's agreement to the change in the method of calculating the Exchange Ratio, First American agreed to relinquish the condition to its obligation to consummate the acquisition based on First American's conversion costs. These modifications to the proposal set forth in the Letter of Intent were approved by the HBI Board of Directors on October 3, 1996. Thereafter, the Agreement, attached hereto as Appendix A, was executed on October 11, 1996.

RECOMMENDATION OF THE BOARD OF DIRECTORS; REASONS FOR THE MERGER


         The HBI Board of Directors has determined that the Merger is in the best interests of HBI and its shareholders. In evaluating the Merger, the Board of Directors considered, among other things, its ability to continue to compete in its primary markets, Sumner and Trousdale Counties, Tennessee. Competition is particularly keen in Sumner County and, in order to maintain their competitive positions, HBI and CFB were faced with the need to make extensive capital expenditures in order to upgrade technology and equipment. First American , which already has a significant presence in the Middle Tennessee market, was perceived by the Board as being able to offer HBI's customers enhanced services and products at lower costs. Additionally, an acquisition by First American is viewed by the Board of Directors as being in the best interests of HBI's employees in terms of continued employment and enhanced benefits. Finally, HBI and First American have had a longstanding correspondent relationship, and the Board of Directors is, therefore, quite familiar with, and confident of, the management of First American.

         As bank acquisition activity continues, HBI's Board of Directors also believes that the acquisition price offered by First American, at approximately two times book value and sixteen times HBI's prior twelve months earnings, is attractive in comparison to other recent acquisitions of community banks in Middle Tennessee. The tax free nature of the exchange of HBI Stock for First American Stock is also a desirable feature of the transaction. The special dividend of $15 per share of HBI Stock permitted by the Agreement also adds significant value to HBI shareholders. Additionally, First American's current dividend rate of $1.24 per share represents an increase of 400% over HBI's present dividend rate, on an equivalent basis, assuming an average closing price of $49.00 per share for First American stock.

TERMS OF THE MERGER

         The Agreement provides for a tax-free exchange in which HBI shareholders will receive the number of fully paid and nonassessable First American shares rounded to the nearest thousandth of a share equal to the quotient obtained by dividing $398.50 by the FAC Average Closing Price of First American Stock on Nasdaq (as reported in The Wall Street Journal) for the twenty (20) consecutive trading days ending on and including the fifth trading day immediately preceding, but not including, the closing (the "Exchange Ratio") and cash in lieu of any fractional share. If First American enters into a definitive agreement of merger or reorganization with another entity as a result of which First American is not the surviving entity and First American's Chief Executive Officer will not become the Chief Executive Officer of the surviving entity, then the Exchange Ratio will be the greater of 8.955 or the quotient obtained by dividing $398.50 by the First American Average Closing Price. The Merger is subject to various conditions and the precise number of shares of First American Stock into which each share of HBI Stock is converted will depend on the FAC Average Closing Price. It is currently anticipated the closing will take place on December 31, 1996, and the last day of the period for determining the Exchange Ratio will be December 23, 1996.

         See ("PROPOSAL I -- THE MERGER -- Certain Differences in Rights of Shareholders -- Anti-Takeover Provisions; Shareholder Rights Plan").

         HBI has issued options for the purchase of 9,000 shares of HBI
Class B Common Stock, non-voting, $0.01 par value ("HBI Class B Common Stock"), to Joseph H. Crabtree, Sr., Director and Secretary of HBI and Chairman, Chief Executive Officer, and President of CFB, pursuant to the terms of Mr. Crabtree's employment agreement with HBI. Each share of HBI Class B Common Stock is convertible into one share of HBI Stock. At the Effective Time, each option to purchase shares of HBI Class B Common Stock (the "HBI Options") issued and outstanding as of October 11, 1996, will be converted to options to purchase shares of First American Stock at a price that is the economic value equivalent to the exercise price of the HBI Options using the Exchange Ratio.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

         HBI has agreed to cause each HBI shareholder who does not dissent to deliver his or her stock certificates ("Certificate" or "Certificates") to HBI prior to the Closing Date. HBI will keep such Certificates in escrow for the benefit of each holder until the Closing Date. At Closing, HBI will deliver the Certificates to First American.

         Upon surrender of a Certificate for cancellation to the Exchange Agent, as that term is defined in the Agreement, together with such documentation as the Exchange Agent may reasonably require to effectuate the exchange, the Exchange Agent will, at or after the Effective Time, deliver to the holder of each such Certificate a certificate representing the number of whole shares of First American Stock which such holder has the right to receive in respect of the Certificate surrendered, and cash for fractional shares, if any, and the Certificate so surrendered shall then be canceled.

         In the event of a transfer of ownership of HBI Stock which is not registered in the transfer records of HBI, a certificate representing the proper number of shares of First American Stock may be issued to a transferee if the Certificate representing such HBI Stock is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent, in its sole discretion, to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

         Until surrendered to the Exchange Agent in the manner contemplated by the Agreement, each Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of First American Stock and cash in lieu of any fractional shares of First American Stock, without interest, as contemplated by the Agreement.

** IF YOU WOULD LIKE TO SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD, PLEASE FOLLOW THE ENCLOSED INSTRUCTIONS**

REPRESENTATIONS AND WARRANTIES; CONDITIONS TO THE MERGER; WAIVER

         The Agreement contains representations and warranties by HBI regarding, among other things, its organization, capitalization, its ownership and the capitalization of CFB, authority to enter into the Agreement, certain information supplied or to be supplied to FAC, compliance with laws, pending and threatened litigation, tax matters, certain material agreements, employee benefit plans, regulatory matters, absence of material adverse changes, the vote required for approval of the Merger, title to its assets, ownership of FAC Stock, allowance for loan losses, transactions with affiliated persons, activities of HBI and CFB, environmental matters and certain provisions of HBI's organizational documents, relevant state anti-takeover laws, and matters concerning tax identification numbers and informational returns. The Agreement also contains representations and warranties by First American regarding, among other things, its organization, capitalization, its ownership and the capitalization of FANB, authority to enter into the Agreement, filings with the SEC, the absence of material changes, the absence of an approval requirement by holders of FAC Stock of the Merger, and reservation of shares of FAC Stock. These representations and warranties will not survive the Effective Time.

         The respective obligations of First American and HBI to consummate the Merger are conditioned upon, among other things: (i) approval of the Agreement by the shareholders of HBI; (ii) that shares of FAC Stock to be issued in the Merger having been registered with the SEC and approved for trading on Nasdaq;
(iii) the receipt of required regulatory approvals and the expiration of all applicable waiting periods required after the granting of any such approvals;
(iv) the absence of a restraining order or injunction preventing the consummation of the Merger, or the pendency of any proceeding by any governmental entity seeking a restraining order or injunction, or the existence of an applicable statute, rule, regulation or order making the consummation of the Merger illegal; (v) the accuracy of the representations and warranties set forth in the Agreement as of the Closing

Date and the performance in all material respects of all obligations of the other party as required to be performed by the other party at or prior to the Closing Date by the parties to the Agreement; (vi) the receipt of the consent or approval of each person (other than governmental entities) whose consent or approvals is required in order to permit the succession of First American to any obligation, right or interest of HBI or CFB under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect on First American and its subsidiaries taken as a whole or upon the consummation of the transaction contemplated by the Agreement; (vii) receipt by each of First American and HBI of certain legal and tax opinions; (viii) the absence of material adverse changes in the business, financial condition, prospects or results of operations or prospects of HBI; (ix) the receipt by First American of certain agreements from the "affiliates" of HBI; (x) receipt by First American of a letter from Arthur Andersen LLP, dated as of the Effective Time, providing an agreed upon procedure report as to certain of HBI's financial information; (xi) receipt by First American of a certificate from HBI as to the capitalization of HBI immediately prior to the Effective Time; (xii) the execution and delivery of the consulting contract with Joseph
H. Crabtree, Sr. (attached to the Agreement as Exhibit B); (xiii) the conversion of the one outstanding share of HBI Preferred Stock into one share of HBI Stock; (xiv) the securing of an agreement by the trustees of the HBI Employee Stock Ownership Plan ("HBI ESOP") to repay, as soon as practical after the Effective Time, to FANB indebtedness owing under a loan agreement between HBI and FANB, the proceeds of which are for the benefit of the HBI ESOP, and certain other provisions relating to the termination of the HBI ESOP; and (xv) HBI's having shareholders' equity of not less than $6,100,000 at Closing (exclusive of certain expenses related to the negotiation and consummation of the Merger).

         Except for the approval by HBI's shareholders , the approval of FAC stock for trading on Nasdaq of the shares of FAC Stock issued in the Merger, and the receipt of all required regulatory approvals, the conditions to consummation of the Merger may be waived at any time by the party for whose benefit they were created.

REGULATORY APPROVALS

         The Merger and the Bank Merger are subject to certain regulatory approvals. The Merger is subject to the approval of the Federal Reserve Board under Section 3 of the BHCA.

         The Bank Merger is subject to approval by the OCC under the Bank Merger Act. The Bank Merger Act provides that the Merger may not be consummated until the thirtieth day after approval by the OCC, during which time the United States Department of Justice ("DOJ") may challenge the transaction on antitrust grounds; provided, however, that the OCC has the discretion, upon request, to shorten the thirty day waiting period to fifteen days in the event the DOJ indicates to the OCC that it will not object to the transaction on competitive grounds.

         Prior to the Effective Time, First American, FANB, HBI, and CFB, as appropriate, will have received all of the foregoing regulatory approvals and applicable waiting periods for the Merger and the Bank Merger will have passed.

         First American and HBI are not aware of any other governmental approvals or actions that are required for consummation of the Merger and the Bank Merger. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained, or that it would not delay consummation of the Merger and the Bank Merger and would not be conditioned in a manner that would cause First American to abandon the Merger and the Bank Merger.

BUSINESS PENDING THE MERGER

         The Agreement contains negative and affirmative covenants that are customary in similar transactions. In addition, the Agreement provides that, except as otherwise specifically contemplated or permitted thereby, HBI will, and will cause CFB to, operate its business only in the usual, regular and ordinary course and preserve intact its business organizations and assets and maintain its rights and franchises. First American and HBI also agreed to take no action which would materially adversely affect the ability of any party to consummate the Merger or prevent or impede the transactions contemplated in the Agreement from qualifying as a reorganization under Section 368 of the Code. Without the prior written consent of First American, HBI generally may not, and may not permit CFB to, incur new debt other than in the ordinary course of business; declare or pay dividends other than a one time dividend of not more than $15.00 per share of HBI Stock; increase compensation or benefits of employees, officers or directors (except for previously budgeted bonuses, including a bonus, payable to Joseph H. Crabtree, Sr., in an amount not to exceed $98,000); or take certain other actions, other than in the ordinary course of business or as described in the Agreement, that might impact the financial condition or business of HBI. The Agreement also contains certain other provisions pursuant to which HBI has agreed to take certain actions relating to its lending, environmental and other policies with the purpose of coordinating such policies with those of First American in anticipation of the completion of the Merger.

NO SOLICITATION OF COMPETING TRANSACTIONS

         HBI has agreed that it will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of HBI or any subsidiary of HBI directly or indirectly to initiate contact with any person or entity in an effort to solicit, initiate or encourage any Competing Transaction (as defined below; see "--Effective Time of the Merger; Termination; Damages"). Further, HBI has agreed not to authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of HBI or any subsidiary of HBI directly or indirectly, (A) to cooperate with, or furnish or cause to be furnished any non-public information concerning its business, properties or assets to, any person or entity in connection with any Competing Transaction; (B) to negotiate any Competing Transaction with any person or entity; or (C) to enter into any agreement, letter of intent or agreement in principle as to any Competing Transaction. HBI has also agreed to promptly give written notice to First American upon becoming aware of any Competing Transaction.

EFFECTIVE TIME OF THE MERGER; TERMINATION; DAMAGES

         After such time as the conditions to the closing of the Merger have been satisfied or waived, the Merger shall become effective upon the filing of Articles of Merger with the Secretary of State of Tennessee or at such time thereafter as is provided in the Articles of Merger. The parties currently intend that the Effective Time shall be 12:01 a.m., Central Time, on January 1, 1997.

         The Agreement may be terminated, whether before or after shareholder approval, in writing: (i) by mutual consent of First American and HBI; (ii) by either party, if the Merger is not consummated on or before April 30, 1997 (provided that the terminating party shall not have breached in any material respect its obligations under the Agreement in a manner that proximately contributed to the failure to consummate the Merger by such date); (iii) by either party, if any governmental regulatory body, the consent of which is a condition to the obligations of First American and HBI to consummate the transactions contemplated by the Agreement, has determined not to grant its consent and all appeals of such determination have been taken and have been unsuccessful; (iv) by either party, if any court of competent jurisdiction has issued an order or judgment restraining, enjoining or otherwise prohibiting the Merger and such order or judgment has become final and unappealable; (v) by First American, if any event has occurred as a result of which certain conditions are no longer capable of being satisfied, (vi) by First American, if there has been a breach by HBI of any representation or warranty contained in the Agreement which would have or would be reasonably likely to have a material adverse effect on the assets, liabilities, financial condition, results of operations, business or prospects of HBI and CFB taken as a whole, or there has been a material breach by HBI of a covenant or agreement set forth in the Agreement; (vii) by First American, if HBI or its Board of Directors shall have authorized, recommended, proposed or publicly announced its intention to enter into a Competing Transaction (as defined below) which has not been consented to in writing by First American; (viii) by First American, if HBI's Board of Directors has failed to make or shall have withdrawn or materially modified its recommendation to the HBI shareholders with respect to the Merger or the Agreement; (ix) by HBI, if any event has occurred as a result of which certain conditions are no longer capable of being satisfied; or (x) by HBI, if there has been a breach by First American of any representation or warranty contained in the Agreement which would have or would be reasonably likely to have a material adverse effect on the assets, liabilities, financial condition, results of operations, business or prospects of First American and FANB taken as a whole, or there has been a material breach of any of the covenants or agreements set forth in the Agreement on the part of First American.

         "Competing Transaction" is defined in the Agreement as one of the following involving HBI or CFB (other than the transactions contemplated by the Agreement): (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of HBI Capital Stock or the assets of HBI in a single transaction or series of transactions to the same person, entity or group; or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         The Agreement provides that HBI is required to pay liquidated damages in the amount of $1,300,000 (the "Fee") to First American if (1) First American terminates the Agreement by reason of a failure of HBI to meet certain conditions due to HBI's knowing and intentional misrepresentation or knowing and intentional breach of warranty or of any covenant or agreement, and, within twelve (12) months after the date of such event or breach, HBI or CFB made certain contacts regarding a Competing Transaction; (2) if First American terminates the Agreement after the HBI Board of Directors has withdrawn or materially modified its authorization, approval or recommendation to the shareholders of HBI with respect to the Merger or the Agreement in a manner adverse to First American or has failed to make a favorable recommendation to the shareholders of HBI regarding the Merger and the Agreement; (3) if First American terminates the Agreement because, without first obtaining First American's consent, HBI or its Board of Directors has authorized, recommended, proposed or publicly announced its intention to enter into a Competing Transaction and within twelve (12) months from the date of such termination a Competing Transaction is consummated or HBI has entered into an agreement which, if consummated, would constitute a Competing Transaction; or (4) if HBI terminates the Agreement because the Agreement did not receive the requisite vote of the HBI shareholders and within twelve (12) months from the date of such termination a Competing Transaction is consummated or HBI has entered into an agreement which if consummated would constitute a Competing Transaction. If First American is entitled to the Fee, HBI is also obligated to pay to First American interest at the rate of 6% per annum on any amounts that are not paid when due, plus all costs and expenses in connection with or arising out of the enforcement of the obligation of HBI to pay the Fee or such interest.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

         At the Effective Time, HBI will merge with and into First American, and HBI thereafter will cease to exist as a separate corporate entity. In addition, CFB will merge with and into FANB, and CFB thereafter will cease to exist as a separate entity.

         The Board of Directors of First American following the Merger will consist of those persons serving as directors immediately prior thereto. It is anticipated that Joseph H. Crabtree, Sr., Director and Secretary of HBI and Chairman, CEO, and President of CFB, and Paul D. Alexander, Director of HBI and Vice-Chairman of CFB, will serve as a member of FANB's Community Board in Gallatin, Tennessee, following the Bank Merger.

EFFECT ON CERTAIN EMPLOYEES AND BENEFIT PLANS





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




         Employee Stock Ownership Plan. The Agreement provides that HBI and First American will cooperate to cause the HBI Bank Employee Stock Ownership Plan and Trust (the "ESOP" or the "HBI ESOP") to be amended (if necessary) and other action taken in a manner reasonably acceptable First American to provide that (i) at the Effective Time the current trustees of the ESOP will resign and First American will appoint a successor trustee; (ii) the ESOP will be terminated as soon as possible after the Effective Time, consistent with the requirements of Section 415 of the Code and other applicable tax provisions; and (iii) as soon as practicable after the Effective Time and conditioned upon the receipt of a favorable determination letter from the IRS with respect to the qualification of the ESOP upon its termination, HBI and First American have agreed that the assets of the ESOP will be distributed to the beneficiaries thereof. As a condition to Closing, the then current trustees of the HBI shall have agreed to cause to be repaid to FANB all indebtedness incurred by HBI for the benefit of the ESOP that is owed to FANB.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain executive officers and directors of HBI have interests in the Merger in addition to their interests as shareholders of HBI Stock generally. The HBI Board was aware of these interests and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

         Consulting Agreement. In order to maintain continuity of HBI's business operations after the Effective Time, FANB will enter into a five-year consulting agreement (attached to the Agreement as Exhibit B), commencing as of the Effective Time, with Joseph H. Crabtree, Sr. Under the agreement, Mr. Crabtree will render administrative, sales, marketing and other executive services to FANB. For these services, Mr. Crabtree, Sr., will receive $225,000 per year and a one-time signing bonus of $257,000.

         Board Membership. First American anticipates that Joseph H. Crabtree, Sr., Director and Secretary of HBI and President of CFB, and Paul D. Alexander, Director of HBI and Vice-Chairman of CFB, will be appointed as advisory directors of FANB's Community Board in Gallatin, Tennessee, after the Effective Time.

         Broker's Fees. Charles Welch, who served as HBI's independent accountant for 1993 and 1994, will receive $250,000 in consideration for his efforts in negotiating the Merger, regardless of whether a majority of the shareholders of HBI Stock approve the Merger or whether the Merger is consummated.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         Set forth below is a discussion of certain federal income tax consequences of the Merger to HBI and to HBI's shareholders who are citizens or residents of the United States. THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO VOTE IN FAVOR OR APPROVAL OF THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY. FURTHER, THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR HBI SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES PURSUANT TO EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR SHAREHOLDERS WHO HOLD THEIR HBI STOCK AS PART OF A "STRADDLE" OR "CONVERSION" TRANSACTION, NOR ANY
CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. THE DISCUSSION IS BASED UPON THE CODE, TREASURY





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



REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION.

         HOLDERS OF HBI STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR EFFECT OF THEIR OWN PARTICULAR FACTS AND CIRCUMSTANCES ON THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM, AND ALSO AS TO THE EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER FEDERAL TAX LAWS.

         Under current federal income tax law, and based upon assumptions and representations made or to be made by HBI and First American, and assuming that the Merger is consummated in the manner set forth in the Agreement, it is anticipated that the following federal income tax consequences will result: (i) the Merger will constitute a reorganization, with each of HBI and First American being a party to such reorganization within the meaning of Section 368(a) of the Code and neither party to the reorganization will recognize gain or loss for federal income tax purposes upon the exchange in the Merger of HBI Stock solely for FAC Stock; (ii) HBI shareholders will recognize no gain or loss for federal income tax purposes upon the exchange of HBI Stock solely for FAC Stock (except with respect to cash received in lieu of a fractional share interest in FAC Stock); (iii) the tax basis in the FAC Stock received by a HBI shareholder in the Merger (including the basis of any fractional share interest in FAC Stock) will be the same as the tax basis in the HBI Stock surrendered in exchange therefor; (iv) the holding period for FAC Stock received in the Merger in exchange for HBI Stock will include the period during which the shareholder held the HBI Stock (including the holding period of any fractional share interest in FAC Stock) surrendered in exchange therefor, provided that the HBI Stock was held as a capital asset at the Effective Time; and (v) cash received by an HBI shareholder in lieu of a fractional share interest of FAC Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of FAC Stock that such HBI shareholder would otherwise be entitled to receive.

         A condition to the consummation of the Merger is the receipt by HBI of an opinion of Miller & Martin as to the qualification of the Merger as a tax-free reorganization with the consequences set forth above. Such opinion will be subject to various assumptions, qualifications, and representations, including that the Merger is consummated in the manner and in accordance with the terms of the Agreement. This opinion would be based entirely upon the Code, regulations then in effect or proposed thereunder, then-current administrative rulings and practice and judicial authority, all of which would be subject to change, possibly with retroactive effect.

         No ruling has been or will be requested from the IRS, including any ruling as to federal income tax consequences of the Merger to First American, HBI or HBI's shareholders. Unlike a ruling from the IRS, an opinion of tax counsel is not binding on the IRS. There can be no assurance that the IRS will not take a position contrary to the positions reflected in the tax opinions noted above or that such opinions will be upheld by the courts if challenged.

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

         The present stockholders of HBI own voting common stock in a Tennessee corporation which is subject to regulatory oversight by the Federal Reserve Board. First American also is a Tennessee corporation, and shareholders of HBI who receive FAC Stock will continue to be subject to the privileges and restrictions provided by the Tennessee Business Corporation Act (the "TBCA"). In addition, First American, like HBI, is a bank holding company subject to the supervision of the Federal Reserve Board under the BHCA and is subject to certain of the state banking laws of each state in which its subsidiary banks are located. First American is also subject to regulatory oversight of the OTS under HOLA. Shareholders of HBI who receive FAC Stock will also be subject to the provisions of the charter and bylaws of First American, which differ in certain respects from those contained in the charter and bylaws of HBI. Certain of the differences are summarized below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the First American charter and bylaws and HBI's charter and bylaws as well as the applicable statutes.





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




         Authorized Common Stock. First American is authorized to issue 50,000,000 shares of FAC Stock, of which 29,566,609 shares were outstanding as of September 30, 1996, and 5,304,990 shares were reserved for issuance pursuant to First American's Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. HBI is authorized to issue 100,000 shares of HBI Stock, 24,630 shares of which will be issued and outstanding as of the Record Date (after taking into account the conversion of one issued and outstanding share of HBI's preferred stock into one share of HBI Stock on or before the Record
Date).

         Authorized Preferred Stock. As of the Record Date, First American was authorized to issue up to 2,500,000 shares of preferred stock, no par value ("FAC Preferred Stock"), none of which were issued or are outstanding. The rights and preferences evidenced by shares of FAC Stock are limited or qualified by the rights and preferences evidenced by shares of FAC Preferred Stock. Information with respect to the relative rights and preferences of FAC Stock and FAC Preferred Stock is included in the description of FAC Stock incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." As provided in First American's charter, the Board of Directors of First American is expressly vested with the authority to amend such charter to establish and designate additional series of FAC Preferred Stock and to fix and determine the terms thereof, without the necessity of obtaining the approval of First American's shareholders.

             See "PROPOSAL I -- THE MERGER -- Terms of the Merger."

         Shareholder Proposals. First American's bylaws provide that, in order for a proposal to be submitted to a vote of the shareholders of First American at an annual meeting of shareholders, such proposal must be made by a shareholder delivering written notice to the Secretary of First American not less than 120 calendar days in advance of the date of First American's proxy statement released to security-holders in connection with the previous year's annual meeting. The shareholder proposal notice must comply with the SEC's Rule 14a-8 under the Exchange Act and must set forth: (i) a brief description of the proposal and the reasons for its submission; (ii) the name and address of the shareholder, as they appear on First American's books; (iii) the classes and number of shares of First American stock owned by the shareholder; and (iv) any financial interest of the shareholder in such proposal. The Chairman of the meeting will, if the facts warrant, determine that any proposal was not properly submitted in accordance with the provisions prescribed by the bylaws and the defective proposal will not be submitted to the meeting for a vote of the shareholders.

         HBI's Bylaws contain no similar provisions with respect to shareholder proposals.

         Special and Annual Shareholders Meetings. Pursuant to the bylaws of First American, written notices of the annual meeting of the shareholders of First American are required to be mailed not less than ten (10) days nor more than sixty (60) days before the meeting.

         The bylaws of First American provide that a special meeting of shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President, the Vice Chairman of the Board or after the receipt of a written demand for such a meeting from shareholders owning of record 10% or more of the entire capital stock of First American issued and outstanding and entitled to vote at such a meeting, together with a certified check for fifty thousand dollars ($50,000) payable to First American to cover First American's expenses in connection with such meeting. In any case in which shareholders shall have properly called a special meeting of First American, the special meeting shall be held no sooner than 75 and no later than 90 days after the receipt of the written demand by the shareholders. Written notice of special meetings of the shareholders called pursuant to the request of shareholders owning 10% or more of the capital stock of First American shall be given by First American to each shareholder of record entitled to vote at such meeting not less than 45 days nor more than 60 days before the meeting. Written notice of other special meetings of the shareholders shall be given not less than 10 days nor more than 60 days before the meeting. First American's bylaws provide that, if a quorum exists, approval of action on a matter (other than election of directors) by a voting group entitled to vote thereon is received if the votes cast within the voting group favoring the action exceeds the votes cast disapproving the action.





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




         HBI's Bylaws provide that annual meetings of shareholders shall be held on a date as determined by the Board of Directors and that the business to be transacted at such meetings shall be the election of Directors and such other businesses may properly be brought before the meeting.

         A special meeting of HBI shareholders may be called at any time by the Board of Directors, or, if the holders of at least 10% of all the votes entitled to be cast upon any issue to be considered at the proposed special meeting, sign, date and deliver to HBI's secretary one or more written demands for the meeting describing a purpose or purposes for which such special meeting is to be held. Only business within the purpose or purposes described in the meeting notice may be conducted at a special meeting of shareholders.

         For both special and annual meetings of shareholders, the Board may designate any place, either in or outside the State of Tennessee, as the place of the meeting. If no place is determined by the Board of Directors, the meeting is held at the principal office of HBI. A notice outlining the date, time and place of each annual and special meeting, and, in the case of a special meeting the purpose or purposes for which the meeting is called, is required to be given no fewer than ten days and no more than two months before the date of the meeting, provided that shareholders may waive any notice requirement in the HBI Bylaws or charter either before or after the date and time stated in the notice.

         Amendment of Charter. An amendment to First American's charter generally requires the recommendation of the Board of Directors of First American and the approval of a majority of all shares entitled to vote thereon. In accordance with the TBCA, the Board of Directors of First American may condition its submission of the proposed amendment on any basis. Notwithstanding the foregoing, the repeal or amendment of certain articles of First American's charter, including Article X which requires certain supermajority votes for certain business combinations and Article XI which contains certain provisions relating to the number of directors, filling of director vacancies and removal of directors, requires the affirmative vote of 75% of the votes entitled to be cast by all holders of voting stock of First American.

         Similarly, an amendment to HBI's Charter generally requires the recommendation of the Board of Directors of HBI, and the approval of a majority of all shareholders entitled to vote on the amendment. The amendment of HBI's Charter is also subject to the TBCA and is subject to the same statutory provisions as is First American's Charter. HBI's Charter does not contain, however, any supermajority voting provisions.

         Amendment of Bylaws. An amendment to the bylaws of First American generally requires the approval by either a majority vote of the Board of Directors of First American or by the shareholders upon the affirmative vote of a majority of the votes entitled to be cast by all holders of voting stock of First American.

         HBI's Bylaws provide that they may be altered, amended or repealed, and new bylaws may be altered, amended or repealed, and new bylaws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual or special meeting of shareholders when the proposed amendment has been set out in the notice of such meeting. The Board of Directors of HBI, by a two-third majority of the entire Board, has the power to make, adopt, amend, and repeal the Bylaws; PROVIDED, HOWEVER, that the stockholders may alter, amend, or repeal Bylaws made by the Board. The Board does not have the authority to change the quorum for meetings of stockholders or of the Board or to change any provision of the Bylaws with respect to the removal of directors of the filling of vacancies in the Board resulting from removal by the stockholders. If any Bylaw regulating an impending election is adopted, amended, or repealed by the Board of Directors, a concise statement of the proposed change must be made in the notice of the meeting of the shareholders.

         Acquisition of Capital Stock. Both First American and HBI are subject to the Tennessee Control Share Acquisition Act, which restricts the voting powers of shares acquired by a party once a specific level of control is acquired, unless certain conditions are met.





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




         Antitakeover Provisions; Shareholder Rights Plan. The charter and bylaws of First American, and certain provisions of the TBCA applicable to First American, contain provisions that may have the effect of discouraging a change in control that is not supported by First American's Board of Directors or of making such a transaction more difficult to accomplish, even if such a transaction is desired by a simple majority of First American's shareholders. HBI's charter and bylaws contain certain similar provisions.

         First American has in place a Rights Agreement, dated December 14, 1988, (the "Rights Agreement") under which holders of FAC Stock are issued certain rights ("Rights") the effect of which may be to discourage coercive or abusive takeover tactics. Pursuant to the Rights Agreement, the Board of Directors of First American authorized and declared a distribution of one Right for each outstanding share of FAC Stock to shareholders of record at the close of business on December 27, 1988 (the "Record Date") and for each share of FAC Stock issued by First American after the Record Date but prior to the Distribution Date (described below). Accordingly, a Right will attach to each share of FAC Stock issued in the Merger. Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from First American one one-hundredth of a share (a "Unit") of Series A Junior Preferred Stock (the "Preferred Stock"), at a purchase price of $80.00 per Unit, subject to adjustment. The Rights attach to all certificates representing shares of outstanding FAC Stock, and no separate Rights Certificates have been issued. The Rights will separate from the FAC Stock, and the Distribution Date will occur, upon the earlier of: (i) 10 days following public announcement (the date of the announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than First American, any subsidiary of First American or any employee benefit plan of First American or such subsidiary) has acquired, obtained the right to acquire, or otherwise obtained the beneficial ownership of 20% or more of the then outstanding shares of the FAC Stock, or (ii) 10 days following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the then outstanding shares of the FAC Stock. As soon as practicable after the Distribution Date, Rights Certificates would be mailed to holders of record of the FAC Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone would represent the Rights.

         Until a Right is exercised, the holder thereof has no rights as a shareholder of First American, including the right to vote or to receive dividends. Once the Right is exercised, however, each Unit of Preferred Stock will have one vote, voting together with the FAC Stock.

         Rights are not exercisable until the Distribution Date and will expire at the close of business on December 27, 1998 (the "Final Expiration Date") unless earlier redeemed by First American. They may be redeemed by First American at its option, by action of a majority of the First American independent directors, at any time prior to the earlier of (i) the close of business on the Final Expiration Date or (ii) the close of business on the tenth day following the Stock Acquisition Date. The Rights may only be redeemed in whole, not in part, at a price of $.01 per Right (the "Redemption Price"), payable, at the election of such majority of independent directors, in cash or shares of FAC Stock.

         The Rights Agreement also provides shareholders certain Rights in the following situations. In the event that (i) a person becomes the beneficial owner of 20% or more of the then outstanding shares of FAC Stock or (ii) during the pendency of any tender or exchange offer for FAC Stock or prior to the expiration of 20 business days (or such later date as a majority of the independent directors may determine) after the date such tender or exchange offer is terminated or expires, a person becomes the beneficial owner of 10% or more of the then outstanding shares of FAC Stock (unless the 10% beneficial ownership results from certain circumstances specified in the Rights Agreement), then in each case, each holder of a Right will thereafter have the right to receive, upon exercise, FAC Stock having a value equal to two times the exercise price of the Right.

         In addition, in the event that, at any time following the Stock Acquisition Date, (i) First American is acquired in a merger or other business combination transition (other than a merger described in the preceding paragraph) and First American is not the surviving corporation; (ii) any person effects a share exchange or merger of First American and all or part of the FAC Stock is converted or exchanged for securities, cash or property of





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



any other person; or (iii) 50% or more of First American's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided pursuant to the "Beneficial Ownership" provision of the Rights Agreement) shall thereafter have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the Right.

         Certain Business Combinations. First American's charter provides that the affirmative vote of not less than 75% of the outstanding shares of all voting stock and the affirmative vote of a majority of the outstanding shares of voting stock held by shareholders other than an Interested Shareholder, as defined below, is required for approval of any merger consolidation, the sale, lease, exchange or other disposition of assets of First American with a value of more than $1,000,000, the issuance of any securities of First American or any subsidiary having an aggregate fair market value of $1,000,000, or the adoption of a plan of liquidation or dissolution proposed by or on behalf of an Interested Shareholder (as defined below), and any similar transaction, if any such transaction involves any person or group of persons owning or controlling, either directly or indirectly, 10% or more of the outstanding voting stock of First American ("Interested Shareholder"). These voting requirements are not applicable in such transactions (a) if approved by a majority of disinterested directors or (b) if certain conditions set forth in First American's charter relating to the fairness and form of the consideration have been met.

         Liability of Directors; Indemnification. The charter of First American provides for the discretionary indemnification of its directors and officers in accordance with and to the full extent permitted by law as in effect at the time of such indemnification. The bylaws of First American provide that no indemnification of an officer or director shall be made by First American (i) if a judgment or other final adjudication adverse to such person establishes his liability for intentional misconduct or knowing violation of the law or for unlawful distributions; (ii) if a judgment or other final adjudication adverse to such person for breach of a duty of loyalty to First American is based upon such person's gaining in fact personal profit or advantage to which he was not entitled; (iii) in a proceeding by or in the right of the corporation, for any amounts if such person is adjudged liable to the corporation, or for any amounts paid to First American in settlement of such a proceeding by such person; and (iv) in a proceeding by First American directly for expenses, unless such proceeding is brought after a change in control of First American. First American has purchased directors' and officers' liability insurance covering certain liabilities which may be incurred by the officers and directors of First American in connection with the performance of their duties.

         The HBI Bylaws provide for the mandatory indemnification of and advancement of expenses to each director and officer of HBI, or any person who may have served at HBI's request as a director or officer of another company to the full extent allowed by Tennessee laws in effect at the time of indemnification. In addition, the HBI bylaws provide that HBI may indemnify and advance expenses to any employee or agent of HBI who is not an officer or director to the same extent as to an Officer or Director, if the Board of Directors of HBI determines that it is in the best interest of HBI.

         Both HBI and First American are subject to the provisions of the TBCA which provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with the preceding if (i) the director or officer acted in good faith; (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interest; (iii) in all other cases the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged liable to the corporation. In cases where the officer or director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the Court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

RESALE OF FAC STOCK

         The shares of FAC Stock issuable to shareholders of HBI upon consummation of the Merger will have been registered under the Securities Act and approved for trading on Nasdaq. Such shares may be traded freely by those shareholders not deemed to be affiliates of HBI as that term is defined under the Securities Act. The term "affiliate" generally means each person who (or is a member of a group that) controls, is controlled by or is under common control with, HBI, and for purposes hereof could be deemed to include all executive officers, directors and 10% shareholders of HBI.

         FAC Stock received and beneficially owned by those shareholders who are deemed to be affiliates of HBI may be resold without registration as provided by Rule 145, or as otherwise permitted, under the Securities Act. Such affiliates, provided they are not affiliates of First American, may publicly resell FAC Stock received by them in the Merger subject to certain limitations, principally as to the number of shares and the manner of sale, during the two years following the Effective Time. After the two-year period, such affiliates may resell their shares without restriction.

         The Agreement provides that HBI will cause each person identified by HBI as an affiliate of HBI to deliver to First American, prior to the Meeting, a written agreement providing that such person will not dispose of HBI Stock, or any FAC Stock received in the Merger, except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

         First American has a Dividend Reinvestment and Stock Purchase Plan, which provides, for those FAC shareholders of record who elect to participate, that dividends on FAC Stock may be invested in additional shares of FAC Stock at a five percent (5%) discount from the then-current market price without payment of brokerage commissions, fees or service charges. The plan also permits participants to invest voluntary cash payments, within certain dollar limitations, in additional shares of FAC Stock at the then-current market price. It is anticipated that, after the Effective Time, First American will continue to offer such a Dividend Reinvestment and Stock Purchase Plan and shareholders of HBI who receive FAC Stock in the Merger will have the right to participate therein if they are shareholders of record.

EXPENSES

         All expenses incurred in connection with the Agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses, except that First American and HBI will bear equally all expenses associated with the printing and mailing of the Registration Statement and this Prospectus/Proxy Statement.

ACCOUNTING TREATMENT

         First American anticipates that it will account for the Merger using the purchase method of accounting. Accordingly, at the Effective Time, all assets and liabilities of HBI will be marked to market and recorded on First American's books at fair market value.

DISSENTERS' RIGHTS

         Common Stock Dissenters' Rights. The TBCA provides that with respect to any class of securities not listed on a national stock exchange and that is not a "national market system security", the shareholders of such





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security are entitled to dissent from and obtain payment of the fair value of their shares in the event of certain corporate actions including the consummation of a plan of merger to which the corporation is a party. If the proposed corporate action creating dissenters' rights is submitted to a vote at a shareholders meeting, the shareholder who wishes to assert dissenters' rights must (i) prior to the time the vote is taken, provide the corporation with written notice of his or her intent to demand payment for the shares if the proposed action is effectuated, and (ii) not vote his or her shares in favor of the proposed action. After receipt of the shareholder's notice of intent to demand payment, the corporation must deliver a written dissenter's notice to the shareholder stating where the payment demand must be sent and where certificates for certificated shares must be deposited. As soon as the proposed corporate action is taken or upon receipt of a payment demand, the corporation must pay each dissenter who complied with requisite procedural requirements the amount the corporation estimates to the fair value of the shares, plus accrued interest. The shares of HBI Stock are entitled to vote as a class on the Merger. Such shares are not "national market system securities" and are not listed on a national stock exchange. HBI shareholders will therefore have the right to dissent from, and obtain payment for the fair value of their shares of Common Stock. A copy of Tennessee's Dissenters' Rights Statute is attached hereto as Appendix B.

CERTAIN REGULATORY CONSIDERATIONS

         First American and its subsidiaries are subject to extensive regulation under state and federal statutes and regulations. The discussion in this section, which summarizes certain of such statutes and regulations, does not purport to be complete and is qualified in its entirety by reference to such statutes and regulations, and in certain circumstances, proposed regulations.

GENERAL

         First American is a bank holding company subject to the supervision of the Federal Reserve Board under the BHCA and a savings and loan holding company subject to the supervision of the OTS under HOLA. FANB and FANBKY are national banks and, as such, are subject to the supervision of, and are regularly examined by, the OCC. FAFSB is a federal savings bank and, as such, is subject to the supervision of, and is regularly examined by, the OTS. Each of First American's depository institution subsidiaries is also insured by, and subject to the regulations of, the Federal Deposit Insurance Corporation (the "FDIC"), and is also affected significantly by the actions of the Federal Reserve Board by virtue of its role in regulating money supply and credit availability, as well as by the U.S. economy in general. Areas subject to regulation by federal authorities include loan loss reserves, investments, loans, mergers, issuance of securities, payment of dividends, establishment and closing of branches, product offering and other aspects of operations.

         First American's non-banking subsidiaries are subject to the supervision of the Federal Reserve Board, and other non-banking subsidiaries may be subject to the supervision of other regulatory agencies including the SEC, the National Association of Securities Dealers, Inc. and state securities regulators.

         There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or is in default. For example, under Federal Reserve Board policy, First American is expected to serve as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each of them. This support may be required at times when First American would not otherwise be inclined to provide it.

         Under the "cross guarantee" provisions of the Federal Deposit Insurance Act ("FDIA"), any FDIC-insured subsidiary of First American can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured subsidiary or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured subsidiary "in danger of default." "Default" is defined generally





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as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF"), or both. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

         The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of any of the bank subsidiaries of First American.

CAPITAL

         The Federal Reserve Board and the OCC have adopted substantially similar risk-based capital and leverage guidelines applicable to U.S. banking organizations. The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) is 8.00%. At least half of the Total Capital must be composed of common shareholders' equity, and to the extent applicable, minority interests in the equity accounts of consolidated subsidiaries, non-cumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less disallowed intangibles ("Tier 1 Capital"). The remainder, which is "Tier 2 Capital", may consist of subordinated debt (or certain other qualifying debt issued prior to March 12, 1988), other preferred stock and a limited amount of loan loss reserves. In addition, each of the federal bank regulatory agencies has established minimum leverage capital ratio guidelines. These guidelines provide for a minimum Tier 1 leverage capital ratio (Tier 1 Capital to total assets, less disallowed intangibles) of 3% for banks and bank holding companies that meet certain specified criteria, including that such financial institutions have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. At September 30, 1996, First American's Tier 1 risk-based capital and total risk-based capital ratios were 9.66% and 12.21%, respectively, and its Tier 1 leverage capital ratio at September 30, 1996 was 7.61%, each of which exceeded the minimum ratios established by the Federal Reserve Board. On a pro forma basis assuming consummation of the Merger, as of September 30, 1996, First American's Tier 1 risk-based capital and total risk-based capital ratios would be 9.38% and 11.93%, and its Tier 1 leverage capital ratio would be 7.31%, also in excess of Federal Reserve Board minimums.

         At September 30, 1996, FANB's Tier 1 risk-based, total risk-based and Tier 1 leverage capital ratios were 10.29%, 11.54% and 8.28%, respectively and FANBKY's were 15.77%, 16.44% and 9.83%, respectively, all of which exceeded the minimum ratios established by the OCC.

         FAFSB is subject to capital requirements adopted by the OTS, which are similar but not identical to those issued by the Federal Reserve Board and the OCC. Under the OTS' capital guidelines, a savings bank is required to maintain tangible capital of at least 1.5% of tangible assets, core (leverage) capital of at least 3% of the association's adjusted total assets and risk-based capital of at least 8% of risk-weighted assets. At September 30, 1996, FAFSB's tangible ratio was 7.51%, its core (leverage) capital ratio was 7.51%, Tier 1 capital ratio was 15.63% of risk-weighted assets and its total risk-based capital ratio was 16.58%.

         CFB is also subject to the capital requirements of the FDIC. At September 30, 1996, CFB's Tier 1 risk-based, total risk-based and Tier 1 leverage capital ratios were 12.55%, 13.58% and 7.65%, respectively.





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          In 1991, each federal banking agency was required to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities. Each of the federal banking agencies subsequently revised the risk-based capital guidelines described above to take account of concentration of credit risk, risk of nontraditional activities, and a bank's exposure to declines in the economic value of its capital due to changes in interest rates. These guidelines do not codify a measurement framework for assessing the level of a bank's interest rate exposure. On June 26, 1996, these agencies adopted a joint policy statement requiring that banks adopt comprehensive policies and procedures for managing interest rate risk, and this statement sets forth the general standards that such policies and procedures must meet. Unlike an earlier proposal, however, the statement does not contain a standardized measure or explicit capital charge for interest rate risk. Neither First American nor HBI believes that these agency actions concerning the capital guidelines will materially impact its operations.

         The OTS regulatory capital requirements which are applicable to FAFSB already incorporate an interest rate risk component. Under the OTS regulation, a savings institution's interest rate risk is measured by the decline in the net portfolio value of its assets that would result form a hypothetical 200 basis point increase or decrease in interest rates, divided by the estimated economic value of the institution's assets. A savings institution whose interest rate risk exposure exceeds 2% would be required to deduct an amount equal to one half of the difference between the institution's interest rate risk and 2% multiplied by the estimated economic value of the institution's assets. The OTS, however, has postponed requiring any such deductions form capital until an appeals process is developed for the measurement of an institution's interest rate risk.

ACQUISITION AND EXPANSION

         The BHCA requires any bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if, after acquiring such shares, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank.

         The BHCA currently permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including certain nationwide and state imposed concentration limits. Under these concentration limits, a bank holding company which controls more than 10% of the total amount of deposits of insured depository institutions in the United States is prohibited from further acquisitions; federal statewide concentration limits prohibit an acquisition if, upon consummation of the transaction, a bank holding company would control 30% or more of the total amount of deposits of insured depository institutions in the state which is the home state of the bank or bank holding company being acquired. First American estimates that as of December 31, 1995, the latest date for which such information is readily available, it held less than 11% of all such deposits in Tennessee, less than 1.0% of all such deposits in Kentucky and less than 1.0% of all such deposits in Virginia. Although individual state deposit caps are not superseded by the legislation, the Tennessee General Assembly, in its 1995 Session, adopted conforming legislation which adopts the deposit caps enacted by Congress. The legislation also repeals, as of September 29, 1995, the Tennessee laws previously applicable to acquisitions by bank holding companies, and reenacts in modified form one of these laws, the Tennessee Bank Structure Act (the "TBSA"). Under the TBSA, as reenacted, no bank holding company, whether a Tennessee or out-of-state company, may acquire any bank in Tennessee that has been in operation less than five years or organize a new bank in Tennessee except in the case of certain interim bank mergers and acquisitions of banks in financial difficulty. Under the Tennessee laws pertaining to bank mergers, which (with the exception of a merger between a Tennessee bank and an out-of-state bank) were not directly affected by the new legislation, banks in separate counties in Tennessee which have been in operation at least five years may merge. Banks with principal offices in the same county may merge, even if one or both have been in operation less than five years. The effect of these provisions is that First American in the future may acquire banks in Tennessee which have been in operation for over five years but may not form or acquire a new bank in any Tennessee county other than Davidson County, in which the main office of FANB is located.





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         Under federal law, banks will be able to branch across state lines by acquisition, merger or de novo, effective June 1, 1997 (unless state law would permit such de novo interstate branching at an earlier date), provided certain conditions are met, including that applicable state law must expressly permit such de novo interstate branching. Tennessee has enacted a interstate branching law in response to the federal law which is effective June 1, 1997. Tennessee state law currently only allows interstate branching by acquisition or merger and does not expressly permit de novo branching.

BANK REGULATION

         Payment of Dividends. First American is a legal entity separate and distinct from its subsidiary banks and its nonbank subsidiaries. First American's revenues (on a parent company only basis) result, in part, from dividends paid to First American by its subsidiaries. The right of First American, and consequently the right of creditors and shareholders of First American, to participate in any distribution of the assets or earnings of any subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the subsidiary (including depositors, in the case of banking subsidiaries), except to the extent that claims of First American in its capacity as a creditor may be recognized.

         There are statutory and regulatory restrictions applicable to the payment of dividends by subsidiary banks to First American. National banks are required to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared in any year exceeds the total of (i) such bank's net profits (as defined by the OCC) for that year plus (ii) the retained net profits (as defined by the OCC) for the preceding two years, less any required transfers to surplus. In addition, national banks may only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed statutory bad debts. In accordance with these regulations, at September 30, 1996, FANB had approximately $176.2 million and FANBKY had approximately $1.5 million available for distribution as dividends to First American without the prior approval of the OCC.

         OTS regulations also impose limitations on the payment of dividends and other capital distributions (including stock repurchases and cash mergers) by savings institutions, such as FAFSB. Under these regulations, a savings bank, such as FAFSB, that exceeds its fully phased-in capital requirements, both immediately prior to and on a pro forma basis after giving effect to, a proposed capital distribution ("Tier 1 Association") is generally permitted without prior approval of (but with prior notice to) the OTS to make a capital distribution during a calendar year equal to the greater of (i) 100% of its net earnings to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital ratio" (i.e., the excess capital over its fully phased in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net income for the previous four quarters. Restrictions on the ability to make capital distributions would be imposed if the institution's capital fell below its regulatory requirement or the OTS notified the institution that it was in need of more than normal supervision, or that the distribution would constitute an unsafe or unsound practice. Pursuant to this regulation, as of September 30, 1996, FAFSB had approximately $7.9 million available to distribution as dividends to shareholders.

         First American is further restricted in paying dividends to shareholders by the terms of its $70,000,000 revolving credit facility, for which Chemical Bank serves as agent. Under the most restrictive debt covenant currently in effect (contained in the revolving credit agreement), approximately $130.3 million of First American's retained earnings were available to pay dividends on September 30, 1996.

         In addition to the foregoing, under the FDIA, insured depository institutions are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institutions would become "undercapitalized" (as such term is used in the statute). Based on the current financial condition of these institutions, First American does not expect that this provision will have any impact on its ability to obtain dividends from its bank subsidiaries.

         FDIC Insurance. First American's subsidiary depository institutions and CFB are subject to FDIC deposit insurance assessments. The FDIC has promulgated risk-based deposit insurance assessment regulations which





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became effective in 1993. Under these regulations, insured institutions
(whether members of BIF or SAIF) are assigned assessment risk classifications based upon capital levels and supervisory evaluations. Based on this system, the assessment rate for insured institutions for the first semi-annual period in 1996 ranged from 0.0% to 0.2670%, depending on the institution's assessment risk classification. Under these regulations, FANB's and FANBKY's assigned assessment rate for the first semi-annual period of 1996 was based on the legal minimum amount for best rated institutions of $2000 per annum. FAFSB's assigned assessment rate for the same period was 0.26%. CFB's assigned assessment amount for the same period was $500 semiannually.

         With the exception of deposits attributable to thrift acquisitions, FANB pays its premiums at the BIF rate. As a former savings and loan association, FANBKY pays its premiums at the SAIF rate. As a federal savings bank, FAFSB pays its premiums at the SAIF rate. Thus, First American's overall deposit insurance premium expenses are affected by changes in both the BIF and the SAIF assessment rate. The FDIC set the BIF assessment for the 1996 fiscal year to the legal minimum of $2,000 a year for the best rated institutions and 0.27% of insured deposits for the worst rated institutions because the BIF reserve ratio exceeds the 1.25% of insured deposits required by federal law.

         In contrast, current federal law requires that the SAIF assessment rate may not be less than 0.18% of insured deposits through December 31, 1997 (the rate currently ranges from 0.23% to 0.31% of insured deposits). After December 31, 1997, the SAIF assessment rate may not be less than 0.15%, or such rate as is appropriate to increase the SAIF reserve ratio to 1.25% of insured deposits.

         On September 30, 1996, President Clinton signed into law the Deposit Insurance Funds Act of 1996, which (i) recapitalized the SAIF to 1.25% of insured deposits by imposing a special one-time assessment on SAIF-insured deposits; (ii) from January 1, 1997 until December 31, 1999, requires BIF members to pay one-fifth of the assessment rate imposed upon thrifts to cover the annual Financing Corporation ("FICO") bond payments, and from January 1, 2000 until the FICO bonds are retired, will require banks and thrifts to pay the assessment on a pro rata basis; (iii) stipulates that the BIF and SAIF will be merged on January 1, 1999 into the new Deposit Insurance Fund, contingent upon there being no federally insured savings associations or thrifts in existence on that date. The effect on First American of this law was a special one-time assessment on its third quarter 1996 earnings of approximately $8.1 million (before taxes) and $5.0 million (after taxes).

         Community Reinvestment Act. First American's subsidiary depository institutions, as well as CFB, also are subject to the requirements of the Community Reinvestment Act of 1976 ("CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process, as well as when an institution applies to undertake a merger, acquisition or to open a branch facility. Under recently enacted revisions to the CRA regulations, the current CRA assessment system is being replaced with a new evaluation system that would rate institutions based on their actual performance (rather than efforts) in meeting community credit needs. Under these new regulations, each institution would be evaluated based on the degree to which it is providing loans (the lending test), branches and other services (the service test) and investments (the investment test) to low- and moderate income areas in the communities it serves, based on the communities' demographics, characteristics and needs, the institution's capacity, product offerings and business strategy. Each depository institution would have to report to its federal supervisory agency and make available to the public data on the geographic distribution of its loan applications, denial, originations and purchases. Institutions would continue to receive one of four composite ratings: Outstanding, Satisfactory, Needs to Improve or Substantial Noncompliance. The new rules are going into effect in stages from July 1995 to January 1997. First American does not believe that the new CRA regulations will substantially change its programs and policies designed to meet the needs of its communities.





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         Certain Transactions with Affiliates. Provisions of the Federal
Reserve Act impose restrictions on the type, quantity and quality of transactions between affiliates of an insured bank (including FAC and its nonbank subsidiaries) and the insured bank (or savings institution) itself. Under these restrictions, an insured bank (or savings institution) and its subsidiaries are, among other things, limited in engaging in "covered transactions" with any one affiliate to no more than 10% of the capital stock and surplus of the insured bank (or savings institution); and with all affiliates in the aggregate, to no more than 20% of the capital stock and surplus of the bank (or savings institution). "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. In addition, any transaction with an affiliate, including loans, contractual arrangements and purchases, must be on terms and conditions that are substantially the same or at least as favorable to the bank (or savings institution) as those prevailing at the time for comparable transactions with non-affiliated companies. The purpose of these restrictions is to prevent the misuse of the resources of the bank by its uninsured affiliates. An exception to the quantitative restrictions is provided for transactions between two insured banks or savings institutions that are within the same holding company structure where the holding company owns 80% or more of each institution.

         Transactions with Insiders. Any loans made by First American's depository institution subsidiaries or by CFB to their respective executive officers, directors or 10% shareholders, as well as entities such persons control, are required to be made on terms substantially the same as those offered to unaffiliated individuals and to not involve more than the normal risk of repayment, and are subject to individual and aggregate limits depending on the person involved. Further, provisions of the BHCA prohibit a bank holding company and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

         Other Safety and Soundness Regulations. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are categorized as "well capitalized", "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

         In addition, FDIC regulations require that management report on its institution's responsibility for preparing financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness. Under these rules, independent auditors must attest to and report separately on assertions in management's report concerning the effectiveness of the internal control structure over financial reporting, using FDIC-approved audit procedures.

         The FDIA also requires each of the federal banking agencies to develop regulations addressing certain safety and soundness standards for insured depository institutions, including operational and managerial standards, asset quality, earnings and stock valuation standards, as well as compensation standards (but not dollar levels of compensation). Each of the federal banking agencies has issued regulations and interagency guidelines implementing these standards. The regulations and guidelines set forth general operational and managerial standards in the areas of internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Recently proposed rules would add asset quality and earnings standards to the guidelines. The current rules contemplate that each federal agency would determine compliance with these standards through the examination process, and if necessary to correct weaknesses, require an institution to file a written safety and soundness compliance plan.





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              PROPOSAL II -- ADJOURNMENT OF THE SPECIAL MEETING

         Approval of the Agreement requires the affirmative vote of at least a majority of the votes entitled to be cast by the holders of HBI Stock. In the event there is an insufficient number of shares present in person or by proxy at the Meeting to approve the Agreement, the Board of Directors intends to adjourn the Meeting to a later date. The place and date to which the Meeting would be adjourned would be announced at the Meeting. Under HBI's Bylaws, it is not necessary to give any notice of the time and place of the adjourned meeting other than by an announcement at the Meeting.

         The effect of any such adjournment would be to permit HBI to solicit additional proxies for approval of the Agreement. While such an adjournment would not invalidate any proxies previously filed, including those filed by shareholders voting against the Agreement, it would give HBI the opportunity to solicit additional proxies in favor of the Agreement. Approval of the adjournment requires the affirmative vote of the holders of a majority of the shares of HBI Stock present in person or by proxy at the Meeting or the vote of a majority of the shares of any voting group entitled to vote at the Meeting for which a quorum is not present.

         THE BOARD OF DIRECTORS OF HBI RECOMMENDS A VOTE "FOR" APPROVAL OF THE ADJOURNMENT UNDER THE CIRCUMSTANCES DESCRIBED HEREIN.





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                INFORMATION ABOUT HARTSVILLE BANCSHARES, INC.

BUSINESS OF HBI

         General. Hartsville Bancshares, Inc. ("HBI") was incorporated on October 25, 1982 and began operations on August 11, 1983 by acquiring all of the issued and outstanding stock of CommunityFIRST Bank ("CFB") (formerly known as the Bank of Hartsville). HBI thus became a one-bank holding company as a result of its acquisition of CFB. HBI had total assets of $91.447 million at September 30, 1996 . Other than its investment in CFB, HBI has no other significant activities or other assets except that it serves as a conduit for financing the HBI ESOP.

         CFB was organized and began business in Hartsville, Trousdale County, Tennessee in 1884 . CFB is a state chartered, nonmember, FDIC insured commercial bank, offering a wide range of commercial banking services, including checking, savings, money market deposit accounts, certificates of deposit, and loans for consumer, commercial, agricultural and real estate purposes. CFB considers its primary market for its products and services to be individuals, professionals and small to medium size businesses located in Trousdale and Sumner Counties, Tennessee. CFB's main office is in Hartsville, Tennessee. CFB has four other full service banking locations: one each in Bethpage and Westmoreland, Tennessee and two in Gallatin, Tennessee, all of which are in Sumner County. Each full-service facility, except for the Public Square, Gallatin branch, is equipped with an automated teller machine ("ATM") for 24 hour banking. CFB also has a free standing ATM located in a grocery store in Westmoreland, Tennessee.

         Competition. CFB competes in Trousdale County with one locally owned commercial banking organization. This institution had total assets of approximately $44 million at December 31, 1995 (the latest date for which such information is readily available). In Sumner County, CFB competes with approximately 15 commercial banking organizations and two credit unions. Six of the 15 commercial banking competitors are small banking organizations. The remaining commercial bank competitors are all owned by large regional and super-regional multibank holding companies.

         Based on the 1990 census, Trousdale County had a population of approximately 5,920 with average per capita income of $11,729 and average household income of $24,180. Sumner County had a 1990 census population of 103,281 with per capita income of $18,469 and average household income of $28,838. Sumner County is one of the fastest growing counties in Tennessee and is considered a part of the Nashville Standard Metropolitan Statistical Area.

         Loans and Loan Review. CFB offers various types of secured and unsecured commercial, consumer, agricultural and real estate loans. Loans are generally made to customers who also have other relationships with CFB. Most loans made by CFB are secured. CFB also makes mortgage loans which are funded by advances obtained from the Federal Home Loan Bank system which have similar maturities as the loans originated. This funding helps CFB compete in the mortgage loan origination business without incurring significant interest rate risk normally associated with long maturity mortgage loans funded with traditional bank deposits.

         CFB has established written loan guidelines for loan officers regarding the types, maturities, security requirements, pricing, and loan to value ratios in the case of real estate loans, to which each loan officer is expected to adhere. In addition, each loan officer is provided a maximum loan limit authority. Loans for an amount in excess of an officer's authority or those which would require an exception to CFB's loan policy must be approved by higher authorities within the bank including other officers and the Board of Directors.

         Loans are reviewed periodically by personnel who have no authority other than loan review. This process is utilized by CFB to grade the bank's loans and determine the adequacy of CFB's loan loss reserve.

Asset/Liability Management. The Asset/Liability management committee is comprised of senior CFB officers who are charged with managing the bank's assets and liabilities. This committee is responsible for providing reasonable growth of assets, earnings, adequate liquidity and return on assets and shareholders' equity as well as adequacy of capital resources at the level of interest rate risk deemed acceptable . To meet these objectives, the committee monitors CFB's progress with the annual budget approved by the Board of Directors. The Committee reports monthly to the Board explaining variances between budget and actual results and the reasons therefor as well as management's course of action in light of any budget variances.

SUPERVISION AND REGULATION

         General. HBI and CFB are subject to extensive regulation under state and federal statutes and regulations. The discussion in this section, which briefly summarizes certain of such statutes, does not purport to be complete, and is qualified in its entirety by reference to such statutes. Other state and federal legislation and regulations directly and indirectly affecting banks and other financial institutions may be enacted or implemented in the future; however, such legislation and regulations and their effect on the business of HBI and CFB cannot be predicted.

         Hartsville Bancshares, Inc. HBI is a bank holding company subject to the supervision of Federal Reserve Board under the BHCA. As a bank holding company, HBI is required to file annual reports with, and is subject to examination by, the Federal Reserve Board.

         CommunityFIRST Bank ("CFB"). CFB is incorporated under the banking laws of the State of Tennessee, and as such, is subject to the provisions of the Tennessee Banking Act and the supervision of and regular examination by the Tennessee Department of Financial Institutions (the "Department"). CFB is a member of the FDIC and, therefore, also are subject to the provisions of the FDIA and to supervision and examination by the FDIC.

         Payment of Dividends. HBI is a legal entity separate and distinct from CFB. The principal source of HBI's revenues, however, is from dividends declared by CFB. Under Tennessee law, CFB can only pay dividends out of its undivided profits, which at September 30, 1996 was approximately $5,777,000. This amount will he increased by CFB's net earnings and decreased by any loses. Any transfer from CFB's surplus accounts to undivided profits requires the prior approval of the Commissioner of the Department. CFB's ability to pay dividends also may depend on its ability to meet recommended capital levels established from time to time by FDIC.

         Under Tennessee law, HBI may pay common stock dividends if, after giving effect to the dividends, HBI can pay its debts as they become due in the ordinary course of business and HBI's total assets exceed its total liabilities plus the amount needed to satisfy the preferences of outstanding shares of preferred stock. The payment of dividends by HBI also may be affected or limited by certain factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank holding company or a bank under its jurisdiction is engaged or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may take various supervisory actions to prevent such action, including a cease and desist order prohibiting such practice.

         Capital. As discussed above under "CERTAIN REGULATORY CONSIDERATIONS -- Capital," the Federal Reserve Board has adopted final risk-based and leverage capital guidelines for United States banking organizations. At September 30, 1996, the leverage ratio, risk-based Tier 1 Capital and total risk-based ratios for CFB at September 30, 1996 were 12.55%, 13.58% and 7.65%, respectively. HBI is not required to compute such ratios.

         Capital adequacy regulations and guidelines of the FDIC established a minimum level of leverage ratio of 4%. For banks such as CFB, the minimum risk-based capital ratio is 8.0%, of which 4.0% must be Tier 1 capital.

         HBI's Support of CFB. Under Federal Reserve Board policy, HBI is expected to act as a source of financial strength and to commit resources to CFB. Such support may be required at times when, absent such Federal Reserve Board policy, HBI may not be inclined to provide it. HBI and its subsidiary is also subject to the cross-guarantee liability provisions of the FDIA, described above under "CERTAIN REGULATORY CONSIDERATIONS -- General."

         Acquisition and Expansion. HBI and CFB are subject to rules and regulations regarding acquisitions and expansion described above under "CERTAIN REGULATORY CONSIDERATIONS -- Acquisition and Expansion."

         Certain Transactions by HBI with its Affiliates. HBI and its nonbank subsidiaries, if any, are subject to the various legal restrictions on the extent to which they can borrow or otherwise obtain credit from HBI's bank subsidiaries as described above under "CERTAIN REGULATORY CONSIDERATIONS -- Bank Regulation -- Certain Transaction with Affiliate."

         FDIC Insurance Assessments. CFB is subject to FDIC deposit insurance assessments as discussed above under "CERTAIN REGULATORY CONSIDERATIONS -- Bank Regulation -- FDIC Insurance."

         Interest Rate Limitations. The maximum permissible rates of interest on most commercial and consumer loans made by CFB are governed by Tennessee's general usury law and the Tennessee Industrial Loan and Thrift Companies Act ("Industrial Loan Act"). Certain other usury laws affect limited classes of loans, but the laws referenced above are by far the most significant. Tennessee's general usury law authorizes a floating rate of 4% per annum over the average prime or bases commercial loan rate, as published by the Federal Reserve Board from time to time, subject to an absolute 24% per annum limit. The Industrial Loan Act authorizes an interest rate of 24% per annum and also allows certain loan charges, generally on a more liberal basis than does the general usury law.

         Effect of Government Policies. The earnings and business of HBI are and will be affected by the policies of various regulatory authorities of the United States, especially by the Federal Reserve Board. The Federal Reserve Board, among other functions, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve Board for these purposes influence in various ways the overall level of investments, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on assets.

         In 1994, the Congress enacted legislation that will generally ease the ability of adequately or wellcapitalized banks holding companies to acquire existing banks across state lines, subject to state restrictions on entry by acquisition and concentration limits. The legislation will also permit bank holding companies having subsidiary banks located in more than one state to combine any or all of the interstate banks into a single branch network across the state lines (except in states that have elected to "opt out" of interstate banking). Finally, after a phase-in period, banks that are adequately or well-capitalized and have sufficient management resources may branch across state lines through the acquisition of existing banks or branches, subject to concentration limits, unless a state takes action to "opt out" of interstate branching. Tennessee state law allows interstate branching through acquisition or merger, but does not expressly permit de novo branching.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN OTHER ENTITIES


         The following table sets forth, as of the Record Date, certain information as to the HBI Stock beneficially owned by (i) any HBI person or group of persons who is known to HBI to be the beneficial owner of more than 5% of the HBI Stock, and (ii) each of HBI's directors, each of HBI's executive officers who are not directors and by all of HBI's directors and executive officers as a group.


                                          SHARES
                                        BENEFICIALLY           PERCENT
NAME                                       OWNED               OF CLASS
----                                       -----               --------
 Directors and Executive Officers:
   Paul D. Alexander                       2,500                10.15
   Ruby Thompson                           2,500(1)             10.15
   Charles A. Alexander                    1,600                 6.50
   Paula Troutt                            1,600                 6.50
 All directors and officers,
  exclusive of ESOP holdings, as
  a group (13 persons)                     7,967                32.35

 Other Significant Shareholders:
   Charles A. Alexander                    1,600                 6.50
   Paula Troutt                            1,600                 6.50
   HBI Employee Stock Ownership Plan
    ("ESOP")                               9,254(2)             37.57



(1) Includes 1,894 shares held by Mrs. Thompson's spouse.

(2) All assets of the HBI ESOP are held by the ESOP's related trust (the "Trust"). The Trust currently owns 9,254 shares of HBI Stock and one share of HBI preferred stock (which will be converted to one share of HBI Stock on or before the Record Date). Of the 9,255 shares of HBI voting stock (which includes HBI Stock and the preferred stock) owned by the Trust at December 31, 1995, 3,825.97 shares were allocated to participant accounts and the remaining 5,429.03 shares were held by the Trust in a suspense account pursuant to the terms of the HBI ESOP.

    Individual participants are entitled to instruct the Trustees (consisting of each person that is a member of the Board of Directors of HBI) as to how shares allocated to their accounts are to be voted. Shares not yet allocated to participants accounts will be voted by the Trustees in accordance with their independent determination of the merits of the transaction with consideration given only to their fiduciary obligations pursuant to ERISA.

                                    EXPERTS

         The consolidated financial statements of First American as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in the Annual Report on Form 10-K of First American for the fiscal year ended December 31, 1995, incorporated by reference herein and in this Registration Statement have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The report of KPMG Peat Marwick LLP covering the December 31, 1995 consolidated financial statements contains an explanatory paragraph that refers to changes in accounting principles related to the adoption in 1993 of the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 109, Accounting for Income Taxes; No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions; No. 112, Employers' Accounting for Postemployment Benefits; and No. 115, Accounting for Certain Investments in Debt and Equity Securities. The aforementioned consolidated financial statements have been incorporated by reference herein and in this Registration Statement in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

         With respect to the unaudited interim financial information of First American for the periods ended March 31, 1996 and 1995, June 30, 1996 and 1995, and September 30, 1996 and 1995, incorporated by reference herein, KPMG Peat Marwick LLP, the independent certified public accountants, have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the First American's quarterly reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because the reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

         The consolidated balance sheets of HBI as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years in the period ended December 31, 1995, have been included in this Prospectus/Proxy Statement in reliance on the report which includes an explanatory paragraph that refers to Arthur Andersen, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

         Documents incorporated herein by reference in the future will include financial statements, related schedules (if required) and auditors' reports, which financial statements and schedules will have been audited to the extent and for the periods set forth in such reports by the firm or firms rendering such reports, and, to the extent so audited and consent to incorporation by reference is given, will be incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                LEGAL OPINION

         A legal opinion to the effect that the issuance of the shares of FAC Stock offered hereby, when issued in accordance with the terms of the Agreement, will be validly issued, fully paid and nonassessable, has been rendered by Martin E. Simmons, Esquire, Executive Vice President -- Administration, Secretary, General Counsel and Principal Financial Officer of First American. As of September 30, 1996, Mr. Simmons held options granted under stock option plans covering 35,400 shares of FAC Stock, 14,240 of which were currently exercisable. Mr. Simmons also holds 7,500 shares of FAC Stock subject to restrictions under a First American stock incentive plan.

                       INDEX TO CONSOLIDATED FINANCIAL
                    STATEMENTS OF HARTSVILLE BANCSHARES,
                             INC. AND SUBSIDIARY

                                                                               Page
                                                                               ----
 Condensed Consolidated Balance Sheets as of
 September 30, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . .     F-2

 Condensed Consolidated Income Statements
 for the nine months ended September 30, 1996 and 1995 . . . . . . . . . .     F-3

 Condensed Consolidated Cash Flow Statements
 for the nine months ended September 30, 1996 and 1995 . . . . . . . . . .     F-4

 Notes to Condensed Consolidated Financial
 Statements as of and for the nine months
 ended September 30, 1996 and 1995 . . . . . . . . . . . . . . . . . . . .     F-5

 Report of Independent Accountants . . . . . . . . . . . . . . . . . . . .     F-6

 Consolidated Balance Sheets as of
 December 31, 1995 and December 31, 1994 . . . . . . . . . . . . . . . . .     F-7

 Consolidated Income Statements for the
 the years ended December 31, 1995 and 1994  . . . . . . . . . . . . . . .     F-8

 Consolidated Statement of Changes in Shareholders'
 Equity for the years ended December 31, 1995 and 1994 . . . . . . . . . .     F-9

 Consolidated Statements of Cash Flows
 for the years ended December 31, 1995 and 1994  . . . . . . . . . . . . .     F-10

 Notes to Consolidated Financial Statements as
 of and for the years ended December 31, 1995 and 1994 . . . . . . . . . .     F-12

 Management's Discussion and Analysis of Financial
 Condition and Results of Operations for the years ended
 December 31, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . .     F-28

 Management's Discussion and Analysis of Financial Condition
 and Results of Operations for the nine months
 ended September 30, 1996 and 1995 . . . . . . . . . . . . . . . . . . . .     F-29

                           Hartsville Bancshares, Inc.
                      Condensed Consolidated Balance Sheets
                           September 30, 1996 and 1995
                                  (000 Omitted)




                                                                        1996              1995
                                   ASSETS                           (unaudited)        (unaudited)
                                   ------                           -----------        -----------
Cash and due from banks                                             $ 3,464              $ 3,000
Investment securities available for sale (amortized cost
   $25,513 and $22,385, respectively)                                24,957               22,282
Investment securities held to maturity (estimated market
   value $6,862)                                                          -                6,789
Loans, less allowance for loan losses of $571 and $551,
   respectively                                                      58,326               49,061
Accrued interest receivable                                             865                  534
Premises and equipment, net                                           2,580                2,131
Intangible assets                                                       827                  197
Deferred income taxes                                                   218                   33
Other assets                                                            210                  660
                                                                    ----------------------------
    Total assets                                                    $91,447              $84,687
                                                                    ============================


                    LIABILITIES AND STOCKHOLDERS' EQUITY
                    ------------------------------------


Deposits:
    Non-interest bearing                                            $ 9,984              $ 8,489
    Interest bearing                                                 70,381               60,400
                                                                    ----------------------------
        Total deposits                                               80,365               68,889
FHLB funds borrowed                                                   3,185                3,557
Federal funds borrowed                                                  --                 1,300
Securities sold under repurchase agreements                             --                 2,000
Other short term borrowings                                             --                 1,500
Note payable long term                                                  962                1,050
Accrued interest payable                                                524                  451
Other accrued taxes, expenses, and liabilities                          320                   82
                                                                    ----------------------------
     Total liabilities                                               85,356               78,829
                                                                    ----------------------------
Stockholders' equity:

    Common stock, $10 par value, 100,000 shares
       authorized, 25,629 and 25,630 shares issued and
      outstanding at December 31, 1995 and 1994,
       respectively                                                     256                  256
    Preferred stock, $1 stated value, one share issued and
      outstanding at December 31, 1995                                  --                    --
    Additional paid-in capital                                        2,441                2,441
    Retained earnings                                                 4,866                4,440
    Unrealized (loss) on securities available for sale, net            (345)                 (64)
    Treasury stock, at cost                                            (165)                (165)
    Unearned compensation related to Company's ESOP                    (962)              (1,050)
                                                                    ----------------------------
       Total stockholders' equity                                     6,091                5,858
                                                                    ----------------------------
       Total liabilities and stockholders' equity                   $91,447              $84,687
                                                                    ============================

                           Hartsville Bancshares, Inc.
                         Consolidated Income Statements
                  Nine Months Ended September 30, 1996 and 1995
                                  (000 Omitted)




                                                                       1996             1995
                                                                   (Unaudited)       (Unaudited)
                                                                   ----------        ----------
Interest income:
  Interest and fees on loans                                        $  4,198          $  3,748

  Interest on federal funds                                               20                54
  Interest on investment securities:
     Taxable                                                           1,367             1,171
      Exempt from Federal income tax                                      80                59
                                                                    --------------------------
              Total interest income                                    5,665             5,032
                                                                    --------------------------

Interest expense:
    Interest on deposits                                               2,493             2,118
    Interest on other borrowed funds                                     214               239
                                                                    --------------------------
              Total interest expense                                   2,707             2,357
                                                                    --------------------------
Net interest income                                                    2,958             2,675
Provisions for possible loan losses                                       93               168
                                                                    --------------------------
Net interest income after provision for possible loan loses            2,865             2,507
                                                                    --------------------------

Non-interest income:
    Service charges on deposits                                          428               387
    Other fees and commissions                                           187               175
    Securities gain (loss)                                                17                (2)
                                                                    --------------------------
              Total non-interest income                                  632               560
                                                                    --------------------------

Non-interest expense:
    Salaries and employee benefits                                     1,389             1,268
    Occupancy expenses, net                                              433               326
    Other non-interest expense                                           913               592
                                                                    --------------------------
              Total non-interest expense                               2,735             2,186
                                                                    --------------------------

              Net earnings before income taxes                           762               881

Income tax expense                                                       372               316
                                                                    --------------------------

Net income                                                          $    390          $    565
                                                                    ==========================

                           Hartsville Bancshares, Inc.
                 Condensed Consolidated Statements of Cash Flows
                  Nine Months Ended September 30, 1996 and 1995
                                  (000 Omitted)



                                                                     1996                1995
                                                                   (Unaudited)       (Unaudited)
                                                                   -----------       -----------
Cash Flows from Operating Activities:
   Net income                                                       $    390          $    565
   Adjustments to reconcile net income
   to net cash provided by operating activities:
     Provision for loan losses                                            93               168
     Provision for depreciation and amortization                         208               156
     Deferred income taxes                                                (3)             --
     Securities (gain) loss                                              (17)                2
     FHLB stock dividends                                                (22)              (19)
     Decrease in interest receivable                                       3               121
     (Increase) decrease in other assets                                 301              (461)
     Increase (decrease) in other liabilities                            299               108
                                                                    --------------------------
  Net cash provided by operating activities                            1,252               640
                                                                    --------------------------

Cash Flows from Investing Activities:
    Purchase of investment securities held to maturity                  --              (2,698)
    Proceeds from calls and maturity of held to maturity
       securities                                                       --                 654
    Purchase of investment securities available for sale              (7,688)           (7,347)
    Proceeds from calls and maturities of available for sale
      securities                                                       5,063             3,237
    Proceeds from sale of available for sale securities               10,999             2,927
    Net (increase) in loans                                           (8,926)           (5,434)
    Capital expenditures                                                (223)             (114)
                                                                    --------------------------
  Net cash (used) in investing activities                               (775)           (8,775)
                                                                    --------------------------

Cash Flows from Financing Activities:
    Net increase (decrease) in demand deposits, NOW
      accounts and savings accounts                                   (1,440)           (2,185)
    Net increase in certificates of deposit                              620             3,858
    Net change in short term borrowings                                 --               1,500
    Net change in FHLB funds borrowed                                   (340)              876
    Net change in federal funds borrowed                                --               1,300
    Net change in securities sold under repurchase
      agreements                                                        --               2,000
    Repayment of long term debt                                          (88)              (81)
    Reduction in unearned compensation attributable to ESOP               88                81
    Dividends paid                                                      (137)              (49)
                                                                    --------------------------
   Net cash provided by financing activities                          (1,297)            7,300
                                                                    --------------------------
Increase (decrease) in cash and cash equivalents                        (820)             (835)
Cash and cash equivalents beginning of period                          4,284             3,835
                                                                    --------------------------
Cash and cash equivalents end of period                             $  3,464          $  3,000
                                                                    ==========================

Supplemental Disclosure of Cash Flow Information:
   Cash paid during the period for:
      Interest                                                      $  2,607          $  2,233
                                                                    --------------------------
      Income taxes                                                  $    450          $    330
                                                                    ==========================

                           Hartsville Bancshares, Inc.
              Notes to Condensed Consolidated Financial Statements
                  Nine Months Ended September 30, 1996 and 1995
                                  (000 Omitted)
                                    Unaudited

1.   Management Opinion

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Hartsville Bancshares, Inc. and subsidiary contain all adjustments, consisting of only normal recurring adjustments, except those related to certain acquisition expenses discussed herein, necessary to fairly present the financial results for the interim periods presented. The results of operations for any interim period is not necessarily indicative of the results to be expected for the entire year. These interim condensed consolidated financial statements should be read in conjunction with the annual financial statements and noted thereto.

2.   Acquisition of Company

     The Company has entered into a definitive agreement dated October 11, 1996 with First American Corporation (FAC) to be acquired by FAC in exchange for FAC stock as set forth in the agreement. Certain financial advisor and legal expenses and fees related to the transaction incurred by the Company prior to the execution of the definitive agreement and in anticipation thereof have been accrued and expensed in these financial statements.

3.   Intangible Assets

     Intangible assets of the Company increased from September 30, 1996 over September 30, 1995 due to a premium incurred in connection with the acquisition of a branch facility and related deposits during the last quarter of 1995. The branch is located in Westmoreland, Tennessee.

4.   Other Liabilities and Non-interest Expense

     Other liabilities and other non-interest expense include $275 accrued in connection with advisory and legal fees incurred in anticipation of a definitive agreement to acquire the Company. Such an agreement was executed October 11, 1996.

5.   Funding Sources

     Deposits increased substantially at September 30, 1996 compared to September 30, 1995 attributable primarily to the acquisition of branch deposit liabilities of another financial institution in Westmoreland, Tennessee. In anticipation of acquiring these deposits during the fourth quarter of 1995, management pursued the strategy of increasing loans with alternative funding sources such as federal funds borrowed, securities sold under repurchase agreements and other short term borrowings. These alternative funding sources were repaid upon the assumption of deposit liabilities in connection with the branch acquisition in the fourth quarter of 1995.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Stockholders and Board of Directors of Hartsville Bancshares, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of HARTSVILLE BANCSHARES, INC. AND SUBSIDIARY as of December 31, 1995, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Hartsville Bancshares, Inc. and Subsidiary as of December 31, 1994 and for the year then ended were audited by other auditors whose report dated February 2, 1995, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartsville Bancshares, Inc. and Subsidiary as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective January 1, 1994, the Bank changed its method of accounting for investment securities.


                                        /s/ ARTHUR ANDERSEN LLP


Nashville, Tennessee
November 8, 1996

                  HARTSVILLE BANCSHARES, INC. AND SUBSIDIARY


                         CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1995 AND 1994

                                 ASSETS                                       1995               1994
                                                                              ----               ----
 Cash and due from banks                                                   $4,283,866         $2,907,422

 Federal funds sold                                                                 -            928,000
                                                                           ----------         ----------
    Total cash and cash equivalents                                         4,283,866          3,835,422
   Investment securities available for sale (amortized cost of
    $33,847,903 and $21,184,387, respectively)                             33,898,318         20,171,633
   Investment securities held to maturity (estimated market value                   -          4,746,381
    of $4,639,000)

   Loans, less allowance for possible loan losses of $588,648 and
    $555,676 in 1995 and 1994, respectively                                49,492,569         43,795,288
 Accrued interest receivable                                                  867,692            671,822
 Premises and equipment, net                                                2,778,547          2,153,870
 Deferred income taxes                                                              -            378,102
 Core deposit intangible                                                      881,981            216,398
 Other assets                                                                 243,516            181,605
                                                                          -----------        -----------
           Total assets                                                   $92,446,489        $76,150,521
                                                                          ===========        ===========

                  LIABILITIES AND SHAREHOLDERS' EQUITY

   Deposits:
    Non-interest bearing                                                  $10,659,302         $9,363,562
    Interest bearing                                                       70,525,826         57,852,039
                                                                          -----------        -----------
           Total deposits                                                  81,185,128         67,215,601
                                                                          -----------        -----------

 Federal Home Loan Bank funds borrowed                                      3,524,655          2,681,399
 Accrued interest payable                                                     424,397            327,242
 Other accrued taxes, expenses and liabilities                                120,935             98,369
 Long-term debt                                                             1,049,750          1,130,500
 Deferred income taxes                                                         15,010                  -
                                                                          -----------        -----------
           Total liabilities                                               86,319,875         71,453,111
                                                                          -----------        -----------


 STOCKHOLDERS' EQUITY:
    Common stock, $10.00 par value, 100,000 shares authorized, 25,629 shares issued and outstanding at December 31,
              1995, 25,630 shares issued and outstanding at                   256,290            256,300
              December 31, 1994
    Preferred stock, $1.00 par value, 50,000 shares authorized, one
              share issued and outstanding at December 31, 1995                     1                  -
    Additional paid-in capital                                              2,440,479          2,440,470
    Retained earnings                                                       4,612,856          3,923,993
    Unrealized gains (losses) on securities available for sale, net            31,278           (628,313)
              of taxes
    Treasury stock - 1,000 shares at cost                                    (164,540)          (164,540)
                                                                          -----------        -----------
                                                                            7,176,364          5,827,910
    Unearned compensation related to Company's ESOP                        (1,049,750)        (1,130,500)
                                                                          -----------        -----------
           Total stockholder's equity                                       6,126,614          4,697,410
                                                                          -----------        -----------
           Total liabilities and stockholders' equity                     $92,446,489        $76,150,521
                                                                          ===========        ===========


The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements.

                  HARTSVILLE BANCSHARES, INC. AND SUBSIDIARY


                      CONSOLIDATED STATEMENTS OF INCOME

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                                              1995               1994
                                                                           ----------         ----------
 INTEREST INCOME:
    Interest and fees on loans                                             $5,098,645         $4,210,051
    Federal funds                                                              75,865             49,763
    Other interest and dividends                                               94,988             98,697
    Investment securities:
       Taxable                                                              1,648,123          1,313,566
       Exempt from federal income tax                                          87,253              5,313
                                                                           ----------         ----------
            Total interest income                                           7,004,874          5,677,390
                                                                           ----------         ----------


 INTEREST EXPENSE:
    Interest on deposits                                                    2,986,976          2,019,125
    Interest on other borrowed funds                                          314,498            244,278
                                                                           ----------         ----------
            Total interest expense                                          3,301,474          2,263,403
                                                                           ----------         ----------


            Net interest income                                             3,703,400          3,413,987
            Provision for possible loan losses                                223,192            120,351
                                                                           ----------         ----------


            Net interest income after provision for possible loan
                losses                                                      3,480,208          3,293,636
                                                                           ----------         ----------

 NON-INTEREST INCOME:
    Service charges on deposits                                               527,308            497,547
    Fees and commissions                                                      144,403            133,433
    Securities gain (loss)                                                     23,057             (2,152)
    Other non-interest income                                                   7,644              3,024
                                                                           ----------         ----------
            Total non-interest income                                         702,412            631,852
                                                                           ----------         ----------


 NON-INTEREST EXPENSE:
    Salaries and employee benefits                                          1,697,234          1,693,097
    Occupancy expenses, net                                                   170,987            157,456
    Other non-interest expense                                              1,173,808          1,040,643
                                                                           ----------         ----------
            Total non-interest expense                                      3,042,029          2,891,196
                                                                           ----------         ----------


 Income before income taxes                                                 1,140,591          1,034,292
 Income tax expense                                                           406,969            395,448
                                                                           ----------         ----------
            Net income                                                     $  733,622         $  638,844
                                                                           ==========         ==========



   The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements.

                  HARTSVILLE BANCSHARES, INC. AND SUBSIDIARY


          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994







                                                                         COMMON STOCK PAR   ADDITIONAL PAID-        Retained
                                                         COMMON SHARES         VALUE           IN CAPITAL           Earnings
                                                         -------------   ----------------   ----------------       ----------
 BALANCE, JANUARY 1, 1994                                    25,630          $256,300         $2,440,470           $3,330,309

    Net income                                                    -                 -                  -              638,844
    Reduction attributable to unallocated shares
        released                                                  -                 -                  -                    -
    Change in unrealized gains (losses)                           -                 -                  -                    -
    Dividends paid                                                -                 -                  -              (45,160)
                                                             ------          --------         ----------            ---------
 BALANCE, DECEMBER 31, 1994                                  25,630           256,300          2,440,470            3,923,993

    Net income                                                    -                 -                  -              733,622
    Reduction attributable to unallocated shares
        released                                                  -                 -                  -                    -
    Change in unrealized gains (losses)                           -                 -                  -                    -
    Dividends paid                                                -                 -                  -              (44,759)
    Issue preferred stock in exchange for common
        stock to Company's ESOP                                  (1)              (10)                 9                    -
                                                             ------          --------         ----------           ----------
 BALANCE DECEMBER 31, 1995                                   25,629          $256,290         $2,440,479           $4,612,856
                                                             ======          ========         ===========          ==========


                                                                                           UNREALIZED
                                                                                         GAINS (LOSSES)    UNEARNED
                                                                                         ON SECURITIES   COMPENSATION
                                                  TREASURY STOCK      PREFERRED  STOCK   AVAILABLE FOR     RELATED TO
                                                      AT COST           STATED VALUE        SALE         COMPANY'S ESOP    TOTAL
                                                  --------------      ----------------   -------------   --------------    ----
 BALANCE, JANUARY 1, 1994                          $  (164,540)         $        -       $       -       $(1,292,000)   $4,570,539

    Net income                                               -                   -               -                 -       638,844
    Reduction attributable to unallocated shares
        released                                             -                   -               -           161,500       161,500
    Change in unrealized gains (losses)                      -                   -        (628,313)                -      (628,313)
    Dividends paid                                           -                   -               -                 -       (45,160)
                                                   -----------          ----------       ---------       -----------    ----------
 BALANCE, DECEMBER 31, 1994                        $  (164,540)                  -        (628,313)       (1,130,500)    4,697,410

    Net income                                               -                   -               -                 -       733,622
    Reduction attributable to unallocated shares
        released                                             -                   -               -            80,750        80,750
    Change in unrealized gains (losses)                      -                   -         659,591                 -       659,591
    Dividends paid                                           -                   -               -                 -       (44,759)
    Issue preferred stock in exchange for common
        stock to Company's ESOP                              -                   1               -                 -             -
                                                   -----------          ----------       ---------       -----------    ----------
 BALANCE DECEMBER 31, 1995                         $  (164,540)         $        1       $  31,278      $ (1,049,750)   $6,126,614
                                                   ===========          ==========       =========      ============    ==========



 The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                  HARTSVILLE BANCSHARES, INC. AND SUBSIDIARY


                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                               1995             1994
                                                            -----------      ----------
 CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                              $   733,622      $  638,844
    Adjustments to reconcile net income to net
    cash provided by operating activities:
              Deferred income taxes                             (10,466)        (18,394)
              Provision for loan losses                         223,192         120,351
              Provision for depreciation
                and amortization                                270,994         240,115
              Securities (gain) loss                            (23,057)          2,152
              FHLB stock dividends                              (25,800)        (19,000)
              Funding of loans held for resale               (1,447,475)              -
              Proceeds from sale of loans held
                for resale                                    1,268,475               -
              (Increase) in interest receivable                (195,870)        (64,076)
              (Increase) in other assets                        (57,410)       (101,405)
              Increase (decrease) in other liabilities          119,721        (297,138)
                                                            -----------      ----------
                 Net cash provided by operating
                    activities                                  855,926         501,449
                                                            -----------      ----------


 CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of investment securities held to maturity       (2,098,117)     (2,045,923)
    Proceeds from calls and maturity of held to
        maturity securities                                     935,438               -
    Purchase of investment securities available
        for sale                                            (19,086,706)     (7,026,245)
    Proceeds from calls and maturities of
        available for sale securities                         6,431,537       5,020,605
    Proceeds from sales of investments
        available for sale                                    5,949,570       1,221,089
    Net (increase) in loans                                  (5,741,473)     (1,778,056)
    Premium paid to acquire branch deposits                    (703,539)              -
    Capital expenditures                                       (857,715)       (302,215)
                                                            -----------      ----------
                 Net cash used in investing activities      (15,171,005)     (4,910,745)
                                                            -----------      ----------
 CASH FLOWS FROM FINANCING ACTIVITIES:


    Net increase in demand deposits, NOW accounts and savings accounts          3,402,749         992,618
    Net increase in certificates of deposit                                    10,566,778       1,423,647
    Proceeds from FHLB funds borrowed                                           2,271,000         378,000
    Repayment of FHLB funds borrowed                                           (1,427,744)       (223,633)
    Repayments of long-term debt                                                  (80,750)       (161,500)
    Reduction in unearned compensation attributable to ESOP                        80,750         161,500
    Dividends paid                                                                (49,260)        (49,260)
                                                                              -----------     -----------
                 Net cash provided by financing activities                     14,763,523       2,521,372
                                                                              -----------     -----------

 Increase (decrease) in cash and cash equivalents                                 448,444      (1,887,924)

 CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   3,835,422       5,723,346
                                                                              -----------     -----------
 CASH AND CASH EQUIVALENTS, END OF YEAR                                       $ 4,283,866     $ 3,835,422
                                                                              ===========     ===========
 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
       Cash paid during the period for:
              Interest                                                        $ 3,204,319     $ 2,433,998
                                                                              ===========     ===========
              Income taxes                                                    $   427,208     $   465,701
                                                                              ===========     ===========




                  The accompanying notes to these consolidated financial
              statements are an integral part of these consolidated statements.

                  HARTSVILLE BANCSHARES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF OPERATIONS - Hartsville Bancshares, Inc. consists of one state chartered commercial bank which provides services to customers primarily in Trousdale and Sumner counties of Middle Tennessee and surrounding communities.

     The following is a summary of the significant accounting policies:

     Consolidation and Presentation Basis

     The consolidated financial statements of Hartsville Bancshares, Inc. have been prepared in conformity with generally accepted accounting principles including the general practice of the banking industry. The consolidated financial statements include the accounts of Hartsville Bancshares, Inc. (the "Company") and its wholly owned subsidiary, CommunityFIRST Bank (the "Bank"), and the Bank's wholly owned subsidiary, Old Hickory Credit Corporation ("OHCC"), d/b/a Old Hickory Finance Company. During 1995, OHCC ceased operations and its assets and liabilities were assumed by the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

     Investment Securities

     Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments In Debt And Equity Securities." SFAS No. 115 requires investments in equity securities that have a readily determinable fair-value and investments in debt securities to be classified into three categories, as follows: "Held to Maturity debt securities, trading securities and Available for Sale securities." In conjunction with the adoption of SFAS No. 115 on January 1, 1994, the Bank reclassified $20,068,862 of securities to the "Available for Sale" classification from the former investment, now "Held to Maturity", category. There was no impact on the Bank's net income as a result of the adoption of SFAS No. 115.

     On December 26, 1995 the Bank transferred debt securities with an amortized cost of $5,909,060 from "securities held to maturity" to "securities available for sale." The transfer was accomplished under a special one-time Financial Accounting Standards Board interpretation of SFAS No. 115. This interpretation permitted entities to reconsider their original allocations under SFAS No. 115 and make appropriate adjustments if such adjustments or transfers were accomplished on or before December 31, 1995 without the risk of tainting securities which remain or future decisions to place securities in the "Held to Maturity" category. The transfer resulted in an increase in the unrealized gain on securities available for sale, included as a component of stockholders' equity, of $49,990 net of applicable deferred taxes.

     Bank Premises and Equipment

     Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated depreciation methods are used for income tax purposes.

     Renewals and betterments are capitalized and depreciated over their estimated useful lives, whereas repair and maintenance expenditures are charged to operating expense. When property is replaced or sold, the cost and related accumulated depreciation amounts are removed from the accounts. The resulting gain or loss is included in income.

     Loans and Interest Income

     Loans are stated at the principal balance outstanding, net of unearned interest. Interest on loans is based upon the principal balance outstanding, except interest on some consumer installment loans, which is recognized on the sum-of-the-years-digits method, and does not differ materially from the interest method.

     The accrual of interest income is generally reviewed for discontinuance when a loan becomes 90 days past due as to principal or interest. When interest is discontinued, all unpaid accrued interest is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest or, in the opinion of management, the interest in collectible.

     Allowance for Loan Losses

     The allowance for loan losses is based upon estimates determined by past experience and management's evaluation of the loan portfolio under existing economic conditions. These estimates are reviewed periodically and are adjusted as necessary in the periods during which they become known through charges to earnings.

     Although management believes it uses the best information available to make determinations with respect to the Corporation's allowances, future adjustments may be necessary if economic or other conditions differ substantially from the economic and other conditions in the assumptions used in making the initial determinations, and such adjustments could be material.

     Effective January 1, 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." These pronouncements required that impaired loans be measured based upon the present value of expected future cash flows, discounted at the loans' effective interest rate or at the loans' market price or fair value of collateral, if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance that is included in the allowance for loan losses. The adoption of these pronouncements did not have a material impact on the Corporation's consolidated financial statements.

     The Corporation's impaired loans are generally measured on a loan by loan basis. Interest payments received on impaired loans are recorded as interest income unless collection of the loan is doubtful, in which case payments are recorded as a reduction of principal.

     Loans are charged off when deemed to be uncollectible by management and approved by the Board of Directors.

     See Note 4 for an analysis of the allowance for loan losses.

     Unearned Interest

     Unearned interest, recorded as a reduction of loans in the accompanying balance sheets, relates primarily to installment loans and is recognized as income using the sum-of-the-months digits method.

     Loan Fees

     Loan fees are credited to income at the time of loan origination. Direct origination costs for loans are charged to expenses when incurred. The results of using this accounting method do not differ materially from generally accepted accounting principles requiring the use of the level interest yield method.

     Income Taxes

     Certain income and expense items are accounted for on a different basis for income tax purposes and financial reporting purposes in accordance with Financial Accounting Standards No. 109 "Accounting for Income Taxes." An appropriate provision is made in the accompanying financial statements for deferred income taxes in recognition of these differences. (See Note 5.)

     The Company and the Bank file consolidated income tax returns. Therefore, the provision arising from the operations of the Bank is payable to the Company as the amounts are utilized in the consolidated income tax returns. The amount due the Company was $11,105 and $37 at December 31, 1995 and 1994, respectively.

     Employee Stock Ownership Plan Accounting

     As more fully described in note 6, the Company adopted an ESOP effective January 1, 1990. The Company is accounting for the plan in accordance with the provisions of the American Institute of Certified Public Accountants (AICPA) SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plan." The AICPA has issued SOP 93-6, "Employer's Accounting for Employee Stock Ownership Plans," which substantially alters the accounting for ESOP plans for shares acquired by plans subsequent to December 31, 1992. In accordance with SOP 93-6 the Company has elected to not apply the provision of SOP 93-6 for plan shares held on December 31, 1992. Accordingly, Company contributions to the plan are recorded at cost as a charge against income. Payments by the plan on its securities acquisition loan are utilized by the Company to reduce its outstanding debt. Unearned compensation related to the Company's ESOP is shown as a reduction of stockholders' equity. The tax benefits attributable to the Company's deduction for dividends paid on unallocated Company shares held by the ESOP are shown as a reduction of dividends in accordance with SFAS No. 109.

     Core Deposit Intangible

     The core deposit intangible represents the premiums paid related to the acquisition of branch deposits and is being amortized over 15 years straight line.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   INVESTMENT SECURITIES

     Securities Available for Sale

     The amortized cost, gross unrealized gains and losses and approximate market values of Securities Available for Sale at December 31, 1995 and 1994 are as follows:

                                                                     UNREALIZED
                                            AMORTIZED          -------------------------        MARKET
                                              COST              GAINS          LOSSES            VALUE
                                           -----------         --------      -----------      -----------
       DECEMBER 31, 1995
          U.S. Treasury                    $ 4,346,093         $ 45,893      $    (4,704)     $ 4,387,282
          U.S. Government Agencies          27,929,574          149,098         (135,683)      27,942,989
          Obligations of states and
             political subdivisions          1,166,236                -           (4,189)       1,162,047
          FHLB Stock                           406,000                -                -          406,000
                                           -----------         --------      -----------      -----------
                                           $33,847,903         $194,991      $  (144,576)     $33,898,318
                                           ===========         ========      ===========      ===========

       DECEMBER 31, 1994
          U.S. Treasury                    $ 2,383,790         $      -      $   (34,384)     $ 2,349,406
          U.S. Government Agencies          18,420,397            5,131         (983,501)      17,442,027
          FHLB stock                           380,200                -                -          380,200
                                           -----------         --------      -----------      -----------
                                           $21,184,387         $  5,131      $(1,017,885)     $20,171,633
                                           ===========         ========      ===========      ===========

     Securities Held to Maturity

     The amortized cost, gross unrealized gains and losses approximate market value of investment securities classified as held to maturity at December 31, 1994 are as follows:

                                                                        UNREALIZED
                                            AMORTIZED            -----------------------        MARKET
                                               COST              GAINS           LOSSES          VALUE
                                            ----------           ------        ---------       ----------
       U.S. Treasury                        $3,171,490           $    -        $ (90,068)      $3,081,422
       U.S. Government Agencies              1,449,891                -           (6,650)       1,443,241
       Obligations of states and political
          subdivisions                         125,000                -          (10,663)         114,337
                                            ----------           ------        ---------       ----------
                                            $4,746,381           $    -        $(107,381)      $4,639,000
                                            ==========           ======        =========       ==========

     Total Investment Securities

     The amortized cost and approximate market value of investment securities at December 31, 1995, by contractual maturity are shown below:

                                                                         AVAILABLE FOR SALE
                                                                    ------------------------------
                                                                     AMORTIZED           MARKET
                                                                       COST               VALUE
                                                                    -----------        -----------
        Due in one year or less                                     $ 2,367,336        $ 2,371,266
        Due after one year through five years                        20,567,077         20,661,810
        Due after five years through ten years                        3,724,024          3,707,120
        Due after ten years                                           6,783,466          6,752,122
                                                                    -----------        -----------
                                                                    $33,441,903        $33,492,318
                                                                    ===========        ===========

     Investment securities with an amortized cost of approximately $3,854,000 and market value of approximately $3,889,000 at December 31, 1995 were pledged to secure public deposits and for other purposes required or permitted by law. At December 31, 1994, investment securities with an amortized cost of approximately $3,884,000 and market value of approximately $3,731,000 were pledged.


3.   BANK PREMISES AND EQUIPMENT

     A summary of Bank premises and equipment, at cost, as of December 31, 1995 and 1994 is as follows:

                                                                        1995               1994
                                                                     ----------         ----------
        Land                                                         $  354,439         $  279,439
        Buildings and improvements                                    2,079,260          1,597,174
        Furniture, fixtures and equipment                             1,660,693          1,360,990
                                                                     ----------         ----------
                                                                      4,094,392          3,237,603
        Less accumulated depreciation                                (1,315,845)        (1,083,733)
                                                                     ----------         ----------
                                                                     $2,778,547         $2,153,870
                                                                     ==========         ==========

     The charge to expense for depreciation was $233,038 in 1995 and $216,909 in 1994.

4.   LOAN DATA

     Allowance for Loan Losses

     An analysis of the allowance for loan losses for the years ended December 31, 1995 and 1994, is as follows:

                                                                         1995               1994
                                                                       --------           --------
        Balance, beginning of period                                   $555,676           $516,802
        Provision charged to operating expense                          223,192            120,351
        Recoveries of loans charged off                                  42,088             72,882
        Loans charged off                                              (232,308)          (154,359)
                                                                       --------           --------
        Balance, end of period                                         $588,648           $555,676
                                                                       ========           ========


     Loans to Related Parties

     It is the Bank's policy to extend loans to directors, officers and employees subject to regulatory requirements, established internal guidelines and according to the same basic terms as loans to other customers. However, each specific director, officer or employee loan must be submitted to and approved by the Bank's Board of Directors. The amount of outstanding loans to directors, officers, and employees at December 31, 1995 and 1994 totaled approximately $644,000 and $982,000, respectively and commitments to extend credit totaled $1,055,000 and $472,000, respectively.

     Loan Concentrations

     The Bank grants residential, commercial and consumer loans primarily to customers in Trousdale, Sumner and surrounding counties. Although the Bank has a diversified loan portfolio, the debtors ability to honor their contracts is to an extent dependent upon the economic conditions within these areas. A summary of loans by type as of December 31, 1995 and 1994, is shown below:

                                                                 1995              1994
                                                              -----------       -----------
 Real Estate
    - Construction                                            $ 2,647,142       $ 1,432,237
    - Mortgage                                                 32,138,655        29,028,817
 Commercial, financial and agricultural                         5,499,218         5,000,646
 Loans to individuals for household, family and other
    consumer expenditures                                       9,989,818         9,476,365
 Other                                                            437,852           116,233
                                                              -----------       -----------
       Total loans                                             50,712,685        45,054,298

 Unearned interest                                               (631,468)         (703,334)
 Allowance for loan losses                                       (588,648)         (555,676)
                                                              -----------       -----------
       Net loans                                              $49,492,569       $43,795,288
                                                              ===========       ===========

     Commitments and Contingencies

     The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. For some instruments, namely commitments to extend credit and letters of credit, exposure to credit loss is limited to the contractual amount of the instrument.

     Commitments to extend credit are agreements to lend to a customer. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do no necessarily represent future cash requirements. The Bank subjects such activity to the same credit quality and monitoring controls as its lending activities.

     Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

     The amount of collateral obtained if deemed necessary by the Bank upon the extension of credit under these instruments, is based on management's credit evaluation of the counterparty. Collateral held varies but may include marketable securities, accounts receivable, property, plant and equipment, income-producing commercial properties, and other real estate. Access to collateral is maintained in various ways, mainly through the holding of notes, deeds, titles and receipts. UCC filings and dual control over access to certain pledged marketable securities.

     As of December 31, 1995, the contractual amount of financial instruments with off-balance sheet credit risk is as follows:

         Commitments to extend credit                         $4,842,000
         Credit cards                                         $1,200,000
         Letters of credit                                    $   66,000


5.   INCOME TAXES

     The provisions (benefits) for income taxes for the years ended December 31, 1995 and 1994, include the following:

                                                                    1995                 1994
                                                                 --------               --------
         Current                                                 $417,435               $413,842
         Deferred benefit                                         (10,466)              (18,394)
                                                                 --------               --------
                                                                 $406,969               $395,448
                                                                 ========               ========

     Deferred income taxes related primarily to differences in book and tax depreciation.

     The income tax provisions varied from the amounts computed by multiplying income before taxes by the statutory federal income tax rate. The reasons for the differences are as follows:

                                                                   1995              1994
                                                                 --------          --------
   Tax at statutory rate                                         $388,829          $351,659
   Increase (decrease) resulting from tax effect of:
     Tax exempt interest                                          (30,522)           (5,337)
     State taxes, net of federal income tax benefit                49,515            42,481
   Other, net                                                        (853)            6,645
                                                                 --------          --------
                                                                 $406,969          $395,448
                                                                 ========          ========

     Included in the accompanying balance sheet at December 31, 1995 is a deferred tax liability of $19,137 for the tax effect of the unrealized gains on Securities Available for Sale and at December 31, 1994 a deferred tax benefit of $384,441 for the tax effect of the unrealized losses on Securities Available for Sale.


6.   EMPLOYEE BENEFIT PLANS AND EMPLOYMENT CONTRACTS

     Employee Stock Ownership Plan

     On January 1, 1990, the Company established an Employee Stock Ownership Plan (ESOP) to provide participants with an opportunity to acquire beneficial stock ownership interests in the Company and/or its subsidiary. Consequently, trust assets under the plan will be invested primarily in the Company stock. The ESOP has purchased 9,500 shares of the Company's stock at a price of $170 per share. During 1995, one share of the Company's common stock was exchanged for one share of the Company's preferred stock. Such preferred stock pays dividends in such amount as the Board of Directors determines from time to time but in no event less than the dividend payable with respect to a common share. The one share of preferred stock is convertible into one share of Company common stock at any time in the discretion of the Trustee's of the ESOP. The ESOP financed the original purchase of these shares with a $1,615,000 interest bearing promissory note issued to the Company. The Company itself incurred a $1,615,000 debt to finance this transaction which, accordingly, is recorded in the liability section of the Company's consolidated balance sheet with a corresponding offset to the ESOP capital stock and additional paid-in capital. The Company will contribute sufficient funds each year which, when combined with any dividends paid on the ESOP's stock, will be used to meet the ESOP's debt service requirements. The 1995 allocation of shares to participants has not yet been performed. As of December 31, 1995 the ESOP has incurred interest expense of $60,044 on its outstanding note payable.

     In connection with the pending sale of the Company discussed in note 15, all participants of the ESOP will become fully vested and the remaining debt will be paid in full.

     Shares of the ESOP stock are held by the ESOP trustee (Trust) with the number of shares allocated to each employee determined annually in accordance with a method approved by the Internal Revenue Service. Shares allocated to employees generally may not be withdrawn until the employee's termination, disability, retirement, or death.

     Company stock purchased by the Trust through a transaction in which the Trust incurs a debt obligation shall be added to and maintained in a suspense account and withdrawn from the suspense account and allocated to the Company stock accounts of participants as Company contributions in cash (or any cash dividends on such stock) are applied by the Trust to the repayment of debt principal and interest. The number of shares of Company stock to be so allocated shall be based upon the ratio of the actual payments of principal and interest for each plan year to the total projected payments of principal and interest over the duration of the debt repayment period without regard to extensions or renewals.

     Payments by the Company to the plan are recorded as a charge against income at cost. Company dividends paid on unallocated shares are utilized by the plan to reduce indebtedness. Dividends on allocated shares are accumulated by the plan in individual accounts for the benefit of participants.

     Compensation cost attributable to the plan recognized by the Company was $118,812 and $231,830 in 1995 and 1994, respectively.

     Suspense account shares were 5,929.43 at December 31, 1994 while 635.45 shares were released for the 1994 plan year. The plan expects to release approximately 495 common shares for the 1995 plan year. No new shares have been acquired by the ESOP during 1995.

     The Company is exempt from any repurchase obligation with respect to distributed Company shares by the ESOP until such time as the ESOP's securities acquisition loan is repaid.

     Each employee of the Company and/or its subsidiary, except certain officers, will become a participant on the first entry date following the date on which he completes one year of credited service and attains the age of 18. The entry dates are January 1 and July 1 of each year. Contributions are paid to the Trust by the Company and/or its subsidiary in such amounts as may be determined by the Company's Board of Directors and may be paid in cash or in shares of the Company stock.

     Stock Options

     The Company has issued two stock options to an officer of the Company. The first option issued in 1985 is for the purchase of 2,000 shares of common stock at a purchase price of $100 per share and expires on November 26, 1998. The second option issued in 1990 is for the purchase of 7,000 shares of common stock at a purchase price of $170 per share and expires on November 26, 1998. The option prices on the issue date approximated the estimated market value of the related Company stock on the issue date. Accordingly, no related compensation was recorded by the Company. In order to avoid voting dilution to current shareholders, a provision is included that calls for the 7,000 shares to be issued under this option to be non-voting common stock as authorized by the shareholders at the 1991 annual meeting of shareholders. No options have been exercised at December 31, 1995.

     Employment Contract

     An officer of the Company has an employment contract that extends through November 1998. Additionally, the contract provides for continued health insurance for the officer and family and a personal automobile for 10 years after termination.

7.   LONG-TERM DEBT

     Long-term debt consists of a note payable to a bank, secured by 34,150 shares of common stock of the Bank. Effective September 27, 1993, the note was modified to fix the rate of interest charged on the loan to 6.25% through September 7, 1996. Subsequent to September 7, 1996 the loan interest rate reverts to the floating "index rate" unless the bank and Company otherwise agree at such time. Effective August 3, 1995, the note was modified to change the principal payment to $87,479, due in twelve annual installments beginning July 15, 1996. Final maturity is July 15, 2007. In the event of prepayment of any or all of the debt prior to September 7, 1996, the prepaid amount would be subject to a prepayment penalty. The balance on this notes of December 31, 1995 and 1994 was $1,049,750 and $1,130,500, respectively.


                             YEAR                 PRINCIPLE DUE
                          ----------              -------------
                             1996                   $   87,479
                             1997                       87,479
                             1998                       87,479
                             1999                       87,479
                          Thereafter                   699,834
                                                    ----------
                                                    $1,049,750
                                                    ==========

8.   FEDERAL HOME LOAN BANK FUNDS BORROWED

     The Bank has an agreement with the Federal Home Loan Bank (FHLB) whereby some of the Bank's loans secured by first mortgages on one to four family residential properties are pledged as collateral on advances made to the Bank from the FHLB. The advances are made at fixed rates amortizing over five to fifteen years.

     The Bank is required to maintain eligible collateral representing 150 percent of the current outstanding balances on all advances. At December 31, eligible collateral was pledged to secure the advances as follows:

                                                 1995              1994
                                              ----------        ----------
      FHLB funds borrowed                     $3,524,655        $2,681,399

      Pledged collateral                      $5,286,983        $4,022,099

     At December 31, 1995, the FHLB funds borrowed are scheduled to mature as follows:

                     1996             $  463,029
                     1997                500,611
                     1998                519,037
                     1999                511,097
                     2000                359,755
                  Thereafter           1,171,126
                                      ----------
                                      $3,524,655
                                      ==========


I.   RESTRICTED CASH

     The Bank is required to maintain a minimum cash reserve with correspondent banks or vault cash. The minimum requirement at December 31, 1995 and 1994 was approximately $441,000 and $380,000, respectively.


10.  STOCK REDEMPTION AGREEMENTS

     During May 1995, the Company entered into two stock redemption agreements. The agreements provide for the purchase of 1,257 and 3,078 shares of common stock by the Company upon the death of the shareholder at 110% of its book value at that time. Additionally, an officer of the Company has a lifetime purchase option should these shareholders decide to sell any shares.

11.  PREFERRED STOCK

     Shares of preferred stock may be divided into and issued in one or more series at such time or times and for such consideration as the Board of Directors may determine. All shares of any one series will be of equal rank and identical in all respects.

     The holders of a particular series of preferred stock are entitled to receive dividends when and as declared by the Board of Directors and in such amount as the Board shall determine without regard to the payment of any dividends to shareholders of any other class of common stock or series of preferred stock, provided however that in no event shall the dividend on any series of preferred stock per share be less than the per share dividend on the Company's common stock.

     Any series of preferred stock may be redeemable at the Company's option in exchange for an equivalent number of Company common shares. In addition, for the purpose of calculating liquidation preferences, preferred shares shall be deemed to have a par value equal to that of a common share.


12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Bank's estimates of fair value of its financial instruments on December 31, 1995 as follows:

                                                        1995
                                          ---------------------------------
                                            Carrying                Fair
                                             Value                 Value
                                          -----------           -----------
 FINANCIAL ASSETS:
    Cash and cash equivalents             $ 4,283,866           $ 4,283,866
    Investment Securities                  33,898,318            33,898,318
    Net Loans                              49,492,569            49,238,649
 FINANCIAL LIABILITIES:
    Deposits                               81,185,128            81,238,997
    FHLB funds borrowed                     3,524,655             3,718,104
    Long-term debt                          1,049,750             1,034,746


     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash and Cash Equivalents

     The carrying amount is the fair value.

     Investment Securities

     Securities are held as investments. Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

     Loans

     The fair value of fixed loans is estimated by discounting the future cash flows using the current market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying value of variable rate loans is assumed to approximate fair value.

     Deposits

     The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

     FHLB Funds Borrowed

     Rates currently available to the Company for debt with similar terms and maturities are used to estimate fair value of existing debt using a discounted cash flow method.

     Long-Term Debt

     Rates currently available to the Company for debt with similar terms and maturities are used to estimate fair value of existing debt using a discounted cash flow method.

13.  CONDENSED FINANCIAL INFORMATION

     Following is condensed financial information of Hartsville Bancshares, Inc. (parent company only):

                           Condensed Balance Sheets

                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                  1995              1994
                                                               ----------        ----------
 ASSETS:
    Cash                                                       $      105        $    3,450
    Investment in subsidiary                                    7,194,845         5,864,775
    Cash surrender value of live insurance                         51,956            44,312
    Other assets                                                   42,081            35,660
                                                               ----------        ----------
                                                               $7,288,987        $5,948,197
                                                               ==========        ==========

 LIABILITIES AND STOCKHOLDERS' EQUITY:
    Long-term debt                                             $1,049,750        $1,130,500
    Accrued interest payable                                       30,982            35,622
    Excess of acquired net assets over consideration
       thereon                                                     81,641            84,665
    Stockholders' equity                                        6,126,614         4,697,410
                                                               ----------        ----------
                                                               $7,288,987        $5,948,197
                                                               ==========        ==========

                        Condensed Statements of Income

                                                                 YEARS ENDED DECEMBER 31,
                                                               ----------------------------
                                                                  1995              1994
                                                               ----------        ----------
 INCOME:
    Dividends from subsidiary                                  $  127,968        $  101,677
    Interest income                                                69,044            79,362
    Other income                                                    7,644                 1
                                                               ----------        ----------
       Total income                                               204,656           181,040
                                                               ----------        ----------

 EXPENSES:
    Salaries and benefits                                          94,343            75,693
    Interest                                                       69,044            79,362
    Other expenses                                                 24,233            25,688
                                                               ----------        ----------
           Total expense                                          187,620           180,743
                                                               ----------        ----------

    Income before tax benefit and equity in undistributed
       subsidiary income                                           17,036               297
    Tax benefit                                                    46,107            39,909
    Equity in undistributed subsidiary income                     670,479           598,638
                                                               ----------        ----------
          Net income                                           $  733,622        $  638,844
                                                               ==========        ==========

                      Condensed Statement of Cash Flows

                                                                  YEARS ENDED DECEMBER 31,
                                                                 --------------------------
                                                                   1995              1994
                                                                 --------          --------
 OPERATING ACTIVITIES:
    Net income                                                   $733,622          $638,844
    Adjustment to reconcile net income to net cash
       provided by operating activities:
           Equity in undistributed subsidiary earnings
                                                                 (670,479)         (598,638)
           Amortization                                            (3,024)           (3,024)
           (Increase) decrease in other assets                     (9,563)           22,946
           (Decrease) in other liabilities                         (4,641)           (8,661)
                                                                 --------          --------
                 Net cash provided by operating activities
                                                                   45,915            51,467
                                                                 --------          --------

 FINANCING ACTIVITIES:
    Repayment of long-term debt                                   (80,750)         (161,500)
    Reduction in unearned compensation attributable to
       ESOP                                                        80,750           161,500
    Dividends paid                                                (49,260)          (49,260)
                                                                 --------          --------
                 Net cash (used) by financing activities
                                                                  (49,260)          (49,260)
                                                                 --------          --------

    Change in cash                                                 (3,345)            2,207

 CASH, BEGINNING OF YEAR                                            3,450             1,243
                                                                 --------          --------
 CASH, END OF YEAR                                               $    105          $  3,450
                                                                 ========          ========

     The Company is a legal entity separate and distinct from its banking subsidiary. The principal sources of cash flow for the Company, to pay dividends and service Company debt, are dividends from its banking subsidiary. There are statutory and regulatory limitations on the payment of dividends from banking subsidiaries to their parent companies as well as statutory and regulatory restrictions on the payment of dividends by the Company.


14.  RECLASSIFICATIONS

     Certain reclassifications have been made to the December 31, 1994 consolidated financial statements in order to conform with the presentation of the December 31, 1995 consolidated financial statements.

15.  SUBSEQUENT EVENT (UNAUDITED)

     On October 11, 1996, the Company entered into an agreement and plan of merger to sell the stock of Hartsville Bancshares, Inc. to First American Corporation. Consummation of this transaction is subject to a number of conditions including regulatory approval.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
       OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


OPERATING RESULTS

The Company had net income of $733,622 for the year ended December 31, 1995 compared to $638,844 for the year ended December 31, 1994 and $664,372 for the year ended December 31, 1993. This represents an increase of $94,778 in net income for 1995 as compared to 1994, a decrease of $(25,528) in net income for 1994 as compared to 1993 and an increase of $81,368 in net income for 1993 as compared to 1992. Return on average assets was 0.87%, 0.85% and 0.94% for 1995, 1994 and 1993, respectively. Return on average equity was 13.56%, 13.79% and 15.89% for 1995, 1994 and 1993, respectively.

Net interest income for 1995 was $3,703,400 or $ 289,413 greater than net interest income for 1994 of $3,413,987. Net interest income for 1994 was $ 221,475 greater than net interest income of $3,192,512 for 1993. While net interest income for 1993 increased by $ 254,060 as compared to 1992.

Net interest income represented 84.06% of total revenues for 1995, 84.38%% of total revenues for 1994 and 82.42% of revenues for 1993. For purposes of this discussion, total revenue consists of the sum of net interest income and non-interest income. Net interest income is the difference between total interest income earned on loans, securities and other earning assets and total interest expense incurred on deposits and other interest-bearing liabilities.

Interest income, interest expense and the resulting net interest income are impacted by fluctuations in the volume and mix of earnings assets and interest-bearing liabilities as well as the corresponding interest yields earned on earning assets and rates paid on interest-bearing liabilities. In general, external interest rates were higher in 1995 than in 1994 and slightly higher in 1994 than in 1993.

Interest income was $7,004,874 for 1995 or 23.4% greater than interest income of $5,677,390 for 1994 which was $166,248 greater than interest income of $5,501,142 for 1993. The Company's earning assets consists primarily of loans and securities. Interest income and fees on loans was $5,098,645 for 1995 or 72.8% of total interest income. Interest income and fees on loans was $4,210,051 or 74.2% of total interest income for 1994 and for 1993, interest income and fees on loans was 72.2% of total interest income or $3,970,813. Interest income on securities and other earning assets represented 27.2%, 25.8% and 27.8% of total interest income for 1995, 1994 and 1993, respectively.

Yield on average earning assets was 9.14% for 1995, 8.23% for 1994 and 8.43% for 1993. The average cost of interest-bearing liabilities was 4.21% for 1995, 3.31% for 1994 and 4.83% for 1993. Net interest spread, which is the difference between the average yield on earning assets and the average rate on interest-bearing liabilities, was 4.93% for 1995, 4.92% for 1994 and 3.60% for 1993. The net interest margin, which is net interest income expressed as a percentage of average earning assets, was 4.83% for 1995, 4.95% for 1994 and 4.89% for 1993.

The increase in net interest income for 1995 over 1994 was primarily due to an increase in the volume of interest earning assets in 1995 over 1994 while the increase in net interest income for 1994 over 1993 was attributable to an increase in interest earning assets in 1994 over 1993 and an increase of 132 basis points in the net interest spread in 1994 over 1993. Net interest margin decreased 12 basis points in 1995 compared to 1994 and increased 6 basis points in 1994 as compared to 1993.

The provision for possible loan losses was $223,192, $120,351 and $110,250, for 1995, 1994 and 1993, respectively. Net charge-off were $190,220 for 1995, $81,477 for 1994 and $33,826 for 1993.


NON-INTEREST INCOME AND EXPENSE

Non-interest income was $702,412 for 1995, $631,852 for 1994 and $680,969 for
1993. Non-interest income consists primarily of service charges on deposit accounts and other fees and commissions such as commissions on credit life insurance. Securities gains and losses as well as other miscellaneous income comprise an insignificant part of non-interest income. The increase in non-interest income of 1995 compared to 1994 consisted primarily of increases in service charges on deposit accounts and the decrease in non-interest income for 1994 compared to 1993 consisted primarily of decreases in other fees and commissions.

Non-interest expense consists primarily of salaries and employee benefits, occupancy expense and other non-interest expenses. Non-interest expense was $3,042,029 for 1995, $2,891,196 for 1994 and $2,683,801 for 1993. The increase in non-interest expense in 1995 compared to 1994 consisted almost entirely of increases in other non-interest expenses for 1995 such as costs incurred in connection with a branch acquisition in 1995 and costs related to changing the subsidiary bank's name in 1995. Approximately 70% of the increase in non-interest expense in 1994 compared to 1993 is attributable to increases in salaries and employee benefits while the remainder of the increase is primarily related to increases in other non-interest expenses.

INCOME TAXES

Income tax expense was $406,969 for 1995 resulting in an effective rate of 35.68%. Income tax expense for 1994 was $395,448 or 38.23% of pre-tax income. The decrease in effective rate for 1995 as compared to 1994 was primarily attributable to the increase in the level of tax-exempt income on securities derived by the Company in 1995 compared to 1994. Income tax expense for 1993 was $398,431 or an effective rate of 36.9%.

ASSET QUALITY

The ratio of net charge-offs to average loans was .40%, .19% and .09% for 1995, 1994 and 1993, respectively. The relative low levels of net charge-offs to average loans reflects managements' adherence to strict collection policies and procedures. The increase in net charge-offs to loans in 1995 and 1994 was primarily attributable to higher levels of personal bankruptcies in those years. At December 31, 1995, loans on which the accrual of interest had been discontinued or reduced were approximately $185,000. Impaired loans at such time amounted to approximately $216,959. Impaired loans are those identified by management that are not paying in accordance with their original contractual terms. However, management does not believe that any valuation allowance is necessary, at this time, for any loans identified as impaired. The Company held no other real estate acquired in settlement of loans previously contracted in 1995 or 1994 and held OREO of approximately $20,000 at December 31, 1993.

Non-performing loans to gross loans were approximately .34% or approximately $145 thousand at December 31, 1995, .15% at December 31, 1994 and .02% at December 31, 1993.

No securities held by the Company in 1995, 1994 or 1993 were considered non-performing.

The allowance for loan and lease losses is maintained at a level that in management's opinion is sufficient to absorb possible loan losses on existing loans that may become uncollectible. The allowance is evaluated periodically by management taking into account such factors as management's experience with its customer base, the composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans and current economic conditions that may effect a borrower's ability to repay. The allowance for possible loan losses was $588,648, $555,676 and $516,802 at December 31, 1995, 1994 and 1993,
respectively. The allowance for loan losses to loans was 1.18%, 1.25% and 1.21% at December 31, 1995, 1994 and 1993, respectively.

LIQUIDITY

Liquidity management involves maintaining sufficient cash levels to fund operations and meet the requirements of borrowers, depositors and other creditors. Liquid assets include cash and cash equivalents (less Federal Reserve reserve requirements), money market instruments and all securities available for sale. Management believes that the Company has reasonable liquidity to meet all foreseeable needs in the next 12 months and the reasonable foreseeable future under current economic conditions and those reasonably foreseeable. The Company has no special cash needs other than to meet normal operations in the foreseeable future.

SECURITIES

At December 31, 1995 the Company had $33,898,318 in approximate market value securities with a cost of $33,847,903. The Company reclassified all its securities not otherwise already classified as available for sale to available for sale in 1995 as permitted by the Financial Accounting Standards Board. This reclassification, the Company believes, permits the Company greater latitude in managing its securities portfolio and permits the use of its entire portfolio for liquidity purposes as necessary.

LOANS

Loans grew from $44,350,964 at December 31, 1994 to $50,081,217 at December 31, 1995, an increase of $5,730,253, or 12.9%. Loans at December 31, 1993 were $42,756,035. The increase in loans from 1993 to 1994 was $1,594,929 or 3.73%.
Real estate loans grew from $30,461,054 at the end of 1994 to $34,785,797 at the end of 1995. Real estate loans were 69.5% of total loans at December 31, 1995, 68.68% at December 31, 1994 and 59.66% at December 31, 1993. The growth in real estate loans accounted for 75.5% of the total growth of $5,730,253 in loans for 1995 as compared to 1994.Commercial and agricultural loans decreased $2,067,151 from 1993 to a level of $5,116,879 at the end of 1994. Real estate loans increased during 1994 by $3,161,074.

DEPOSITS

Deposits increased from $67,215,601 at the end of 1994 to $81,185,128 by December 31, 1995. This increase of $13,969,527 or 20.78% was primarily attributable to an acquisition of a branch facility and related deposits from another financial institution in 1995. Deposits at December 31, 1994 were 3.73% or $2,416,265 higher than those at December 31, 1993.

OTHER BORROWED MONEY

Other borrowed money consisted of Federal Home Loan Bank advances of $3,524,655, $2,681,399, and $2,527,032 at December 31, 1995, 1994 and 1993,
respectively. Federal Home Loan Bank advances are utilized by the Company as a funding source for similar maturity mortgage loan originations and as part of the Company's asset/liability strategy to not fund long term assets with short term deposits. Long term debt consisted of a single note used to fund the Company's related employee stock ownership plan which was $1,049,750, $1,130,000, and $1,292,000 at December 31, 1995, 1994 and 1993, respectively.

CAPITAL POSITION

Because the Company is a "small one-bank holding company" as that phrase is used in applicable regulations of the Federal Reserve Board, capital adequacy is generally determined with reference to the capital adequacy of the subsidiary bank and not with respect to the capital adequacy of the Company on a consolidated basis. Generally, CommunityFirst must satisfy three capital adequacy measures: (1) the leverage ratio which measures tangible capital as at percentage of total tangible assets which was 7.01% as of December 31, 1995;
(2) the core ratio to risk adjusted assets, 13.1% at December 31, 1995, which measures the ratio of primary capital instruments to risk weighted assets, and;
(3) the risk adjusted capital ratio, 14.33% at December 31, 1995, which measures the ratio of all permitted capital components to risk weighted assets. CommunityFirst is considered "well-capitalized" within the meaning of applicable regulatory standards.

OTHER

In December 1995, the Private Securities Litigation Reform Act of 1995 (the "Act") was enacted. The Act contains amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934 which provide protection from liability in private lawsuits for "forward-looking" statements made by persons specified in the Act. HBI desires to take advantage of the "safe-harbor" provision of the Act.

HBI wishes to caution readers that with the exception of historical matters, the matters discussed in this Management's Discussion and Analysis may contain forward-looking statements that involve risks and uncertainties, including but not limited to, factors related to the highly competitive nature of financial services industry and its sensitivity to changes in general economic conditions, the movement of interest rates which may affect CFB's net interest spread and margins, deterioration of the credit quality of CFB's assets and other factors generally affecting the banking industry. Such factors could affect HBI's actual results and could cause HBI's actual results during 1996 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of HBI.




            MANAGEMENT'S DISCUSSION AND ANALYSIS AS OF AND FOR THE
                NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995


OPERATING RESULTS

The Company had net income of $390 thousand for the nine months ended September 30, 1996 compared to $565 thousand for the nine months ended September 30, 1995. Return on average assets (annualized) was 0.57% and 0.94% for the nine months ended September 30, 1996 and 1995, respectively. Return on average equity (annualized) was 8.51% and 14.27% for the nine months ended September 30, 1996 and 1995, respectively. Unusual non-interest expenses in the approximate amount of $275 thousand were incurred for the nine months ended September 30, 1996 compared to the nine months ended September 30, 1995. Such expenses were incurred in connection with advisory and legal fees related to an acquisition of the Company by First American Corporation. The terms of the acquisition are set forth in a definitive agreement dated October 11, 1996.
The fees were incurred in anticipation of entering into a definitive agreement.

Net interest income for the first nine months of 1996 was $2,958 thousand or $283 thousand greater than net interest income for the same period of 1995 of $2,675 thousand. Net interest income is the difference between total interest income earned on loans, securities and other earning assets and total interest expense incurred on deposits ans other interest-bearing liabilities.

Interest income, interest expense and the resulting net interest income are impacted by fluctuations in the volume and mix of earnings assets and interest-bearing liabilities as well as the corresponding interest yields earned on earning assets and rates paid on interest-bearing liabilities.

Interest income was $5,665 thousand for the first nine months of 1996 or 12.6% greater than interest income of $5,032 for the same period of 1995. The Company's earning assets consists primarily of loans and securities. Interest income and fees on loans was $4,198 for the nine months ended September 30, 1996 compared to $3,478 for the same period of 1995. Interest income on securities and other earning assets represented 25.9% and 25.5% of total interest income for the first three quarters of 1996 compared to the same quarters of 1995, respectively.

Yield on average earning assets was 9.00% for the first nine months of 1996 compared to 9.01% for 1995. The average cost of interest-bearing liabilities for the first nine months of 1996 was 4.24% compared to 4.78% for the same period of 1995. Net interest spread, which is the difference between the average yield on earning assets and the average rate on interest-bearing liabilities, was 4.76% for the first nine months of 1996 compared to 4.23% for the same period of 1995. The net interest margin, which is net interest income expressed as a percentage of average earning assets was 4.70% for the first nine months of 1996 and 4.79% for the same period of 1995.

The provision for possible loan losses was $93 thousand compared to $168 thousand for the first nine months of 1996 and 1995, respectively.

Non-interest income for the first nine months of 1996 was $632 thousand compared to $560 thousand in 1995. Non-interest income consists primarily of service charges on deposit accounts and other fees and commissions such as commissions on credit life insurance. Securities gains and losses as well as other miscellaneous income are also part of non-interest income. The increase in non-interest income for the first nine months of 1996 compared to the same period for 1995 of $72 thousand consisted primarily of increases in service charges on deposit accounts ($41 thousand), an increase of $12 thousand in other commissions and realization of securities gains of $17 thousand in 1996 compared to securities losses of $2 thousand for the same period of 1995.

Non-interest expense consists primarily of salaries and employee benefits, occupancy expense and other operating expenses. Non-interest expense was $2,735 thousand for the first nine months of 1996 compared to $2,186 thousand for the same period of 1995. The increase in non-interest expense in 1996 compared to 1995 consisted of an increase of $121 thousand in salaries and employee benefits, an increase of $107 thousand in occupancy expenses and an increase of $321 thousand in other non-interest expenses. The increases in occupancy expense were attributable primarily to acquisition of branch facilities in Westmoreland from an unrelated financial institution. The increases in other non-interest expenses for 1996 were attributable primarily to $275 thousand in advisory and legal fees incurred in anticipation of entering into a definitive agreement to acquire the Company and an increase in deposit insurance premiums due to a one-time special assessment on all insured depository institutions.

Income tax expense was $372 thousand for the first nine months of 1996 resulting in an effective tax rate on income of 48.8%. Income tax expense for the first nine months of 1995 was $316 thousand or 35.8% of pre-tax income. The increase in effective rate for 1996 as compared to 1995 was primarily attributable to the treating the fees incurred in connection with an anticipated acquisition of the Company as nondeductible.

ASSET QUALITY

Loans grew from $49,061 thousand at September 30, 1995 to $58,897 thousand at September 30, 1996 an increase in loans of $9,285 thousand or 18.79%. The growth in loans was attributable to management's effort to increase loans as compared to securities in order to realize the higher yields on loans. Loan reserves to total loans was 0.97% at September 30, 1996 and 1.11% at September 30, 1995. The decrease in the reserve to loans ratio was primarily attributable to the increase in outstanding loans without, in management's judgement, a corresponding increase in the level of risks inherent in the loan portfolio.

Deposits increased from $68,889 thousand at December 30, 1995 to $80,365 thousand at September 30, 1996. This increase of $11,476 thousand or 16.6% was primarily attributable to an acquisition of branch facilities and related deposits from another financial institution in the fourth quarter of 1995. At September 30, 1995 the Company relied for funding, in part, upon federal funds borrowed ($1.3 million), securities sold under repurchase agreements ($2 million) and other short term borrowing ($1.5 million). This reliance was in anticipation of acquiring deposits in a branch acquisition during the fourth quarter of 1995 and management's strategy to increase loans when available pending acquisition of the branch deposits. The branch deposits were acquired during the fourth quarter of 1995 and these funding sources were repaid.

OTHER

In December 1995, the Private Securities Litigation Reform Act of 1995 (the "Act") was enacted. The Act contains amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934 which provide protection from liability in private lawsuits for "forward-looking" statements made by persons specified in the Act. HBI desires to take advantage of the "safe-harbor" provision of the Act.

HBI wishes to caution readers that with the exception of historical matters, the matters discussed in this Management's Discussion and Analysis may contain forward-looking statements that involve risks and uncertainties, including but not limited to, factors related to the highly competitive nature of financial services industry and its sensitivity to changes in general economic conditions, the movement of interest rates which may affect CFB's net interest spread and margins, deterioration of the credit quality of CFB's assets and other factors generally affecting the banking industry. Such factors could affect HBI's actual results and could cause HBI's actual results during 1996 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of HBI.

                                                                      APPENDIX A



                         AGREEMENT AND PLAN OF MERGER




                         DATED AS OF OCTOBER 11, 1996




                                   BETWEEN




                          FIRST AMERICAN CORPORATION




                                     AND




                         HARTSVILLE BANCSHARES, INC.

                               TABLE OF CONTENTS

ARTICLE I
The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1

     1.1        Effective Time of the Merger  . . . . . . . . . . . . . A-1
     1.2        Closing . . . . . . . . . . . . . . . . . . . . . . . . A-2
     1.3        Effects of the Merger . . . . . . . . . . . . . . . . . A-2


ARTICLE II
Effect of the Merger on the Capital Stock of the
Constituent Corporations; Exchange of Certificates  . . . . . . . . . . A-2

     2.1        Effect on Capital Stock . . . . . . . . . . . . . . . . A-2
     2.2        Exchange of Certificates  . . . . . . . . . . . . . . . A-5


ARTICLE III
Representations and Warranties. . . . . . . . . . . . . . . . . . . . . A-7

     3.1        Representations and Warranties of HBI.  . . . . . . . . A-7
     3.2        Representations and Warranties of FAC . . . . . . . . .A-18


ARTICLE IV
Covenants Relating to Conduct of Business . . . . . . . . . . . . . . .A-20

     4.1        Certain Covenants of HBI and FAC  . . . . . . . . . . .A-20
     4.2        Additional Covenants of HBI . . . . . . . . . . . . . .A-20
     4.3        Adverse Changes in Condition  . . . . . . . . . . . . .A-22
     4.4        Reports . . . . . . . . . . . . . . . . . . . . . . . .A-22
     4.5        Affirmative Covenants of HBI  . . . . . . . . . . . . .A-22
     4.6        No Solicitation . . . . . . . . . . . . . . . . . . . .A-24
     4.7        Monthly Status Reports  . . . . . . . . . . . . . . . .A-24


ARTICLE V
Additional Agreements . . . . . . . . . . . . . . . . . . . . . . . . .A-25

     5.1        Preparation of the Offering Statement and/or Registration Statement . . . A-25
     5.2        Letter of HBI's Accountants . . . . . . . . . . . . . . . . . . . . . . . A-26
     5.3        Access to Information.  . . . . . . . . . . . . . . . . . . . . . . . . . A-26
     5.4        HBI Stockholders' Meeting . . . . . . . . . . . . . . . . . . . . . . . . A-26
     5.5        Legal Conditions to Merger  . . . . . . . . . . . . . . . . . . . . . . . A-26
     5.6        Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
     5.7        NASDAQ Listing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
     5.8        Transition of Certain Employee Benefit Plans; Employment Matters. . . . . A-27
     5.9        Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     5.10       Brokers or Finders  . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     5.11       HBI Accruals and Reserves . . . . . . . . . . . . . . . . . . . . . . . . A-29
     5.12       Bank Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-29
     5.13       Additional Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . A-29
     5.14       Cooperation Generally . . . . . . . . . . . . . . . . . . . . . . . . . . A-29


ARTICLE VIConditions Precedent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-30

     6.1        Conditions to Each Party's Obligation To Effect the Merger  . . . . . . . A-30
     6.2        Conditions to Obligations of FAC  . . . . . . . . . . . . . . . . . . . . A-31
     6.3        Conditions to Obligations of HBI  . . . . . . . . . . . . . . . . . . . . A-35


ARTICLE VII
Termination and Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-37

     7.1        Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-37
     7.2        Rights and Obligations Upon Termination . . . . . . . . . . . . . . . . . A-38
     7.3        Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-39
     7.4        Effect of Termination . . . . . . . . . . . . . . . . . . . . . . . . . . A-40


ARTICLE VIII
General Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-40

     8.1        Nonsurvival of Representations, Warranties, and Agreements  . . . . . . . A-40
     8.2        Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-40
     8.3        Interpretation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-41
     8.4        Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-41
     8.5        Entire Agreement; No Third Party Beneficiaries; Rights of Ownership.  . . A-41
     8.6        Governing Law; Choice of Forum  . . . . . . . . . . . . . . . . . . . . . A-42

     8.7        Injunctive Relief; Limitations on Remedies  . . . . . . . . . . . . . .  A-42
     8.8        Publicity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
     8.9        Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
     8.10       Consents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
     8.11       Disclosures.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42

                         AGREEMENT AND PLAN OF MERGER


                This AGREEMENT AND PLAN OF MERGER dated as of October 11, 1996 (the "Agreement"), between First American Corporation, a Tennessee corporation ("FAC"), and Hartsville Bancshares, Inc., a Tennessee corporation ("HBI").


                             W I T N E S S E T H:

                WHEREAS, the Boards of Directors of FAC and HBI have approved, and deem it advisable and in the best interests of their respective stockholders, to consummate, the business combination transaction provided for herein in which HBI would merge with and into FAC (the "Merger"); and

                WHEREAS, FAC and HBI desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

                WHEREAS, as soon as practicable after the execution and delivery of this Agreement, it is contemplated that First American National Bank, a national bank and a wholly owned subsidiary of FAC ("FANB"), and CommunityFIRST Bank, a Tennessee state chartered bank and wholly owned subsidiary of HBI ("CFB"), will enter into a bank plan of merger under which CFB will be merged with and into FANB (the "Bank Plan of Merger"), and it is intended that the Bank Plan of Merger will be consummated immediately after consummation of the Merger; and

                WHEREAS, for federal income tax purposes, it is intended that the Merger and the Bank Plan of Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

                NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                  ARTICLE I

                                  The Merger

                1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, articles of merger (the "Articles of Merger") including a plan of merger consistent with this Agreement shall be duly prepared, executed and acknowledged by the Surviving Corporation (as defined in Section 1.3 hereof), and thereafter delivered to the Secretary of State of the State of Tennessee, for filing, as provided in the Tennessee Business Corporation Act (the "TBCA"), as soon as practicable on or after the Closing Date (as defined in Section 1.2 hereof). The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Tennessee or at such time thereafter as is provided in the Articles of Merger (the "Effective Time"), but, in any event, the parties intend that the Effective Time shall be 12:01 a.m. Central Time of the first calendar day of the month immediately following the month in which the Closing occurs.

                1.2 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. Central Time on the last business day of November 1996, or succeeding calendar months thereafter, and at least two business days after satisfaction or waiver of each of the conditions set forth in Sections 6.1, 6.2 and 6.3 (other than the delivery of the officers' certificate referred to in Sections 6.2 and 6.3 provided that the other closing conditions set forth in Article VI hereof have been met or waived as provided in Article VI at or prior to the Closing (the "Closing Date")), at the offices of FAC, First American Center, Nashville, Tennessee 37237, unless another time, date or place is agreed to in writing by the parties hereto.

                1.3       Effects of the Merger.
                (a) At the Effective Time, (i) the separate existence of HBI shall cease and HBI shall be merged with and into FAC, (ii) the charter of FAC as in effect immediately prior to the Effective Time shall be the charter of the Surviving Corporation, (iii) the By-laws of FAC as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation, and (iv) CFB will be merged directly with and into FANB.

                As used in this Agreement, "Constituent Corporation" shall mean FAC and HBI and "Surviving Corporation" shall mean FAC.

                (b) At and after the Effective Time, the Merger will have the effects set forth in Section 48-21- 108 of the TBCA.


                                  ARTICLE II

               Effect of the Merger on the Capital Stock of the
              Constituent Corporations; Exchange of Certificates

                2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of HBI Common Stock:

                (a) Cancellation of Stock. All shares of the $10.00 par value voting common stock of HBI (the "HBI Common Stock") that are owned by FAC or any Subsidiary of FAC (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties (any such shares, "trust account shares")) shall be canceled and retired and shall cease to exist and no stock of FAC or other consideration shall be delivered in exchange therefor. All shares of $5.00 par value common stock of FAC (the "FAC Common Stock") that are owned by HBI or CFB (other than trust account shares) shall become authorized but unissued stock of FAC. As used in this Agreement, the word "Subsidiary", when used with respect to any party, means any corporation or other organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party and/or by any one or more of its Subsidiaries.

                (b) Conversion of HBI Common Stock. Subject to Section 2.2(a) hereof, each issued and outstanding share of HBI Common Stock (other than shares to be canceled in accordance with Section 2.1(a) hereof) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive the number of fully paid and nonassessable FAC shares rounded to the nearest thousandth of a share equal to the quotient obtained by dividing $398.50 by the FAC Average Closing Price, as that term is defined herein (the "Exchange Ratio"); provided, however, that if FAC enters into a definitive agreement of merger or reorganization with another entity as a result of which FAC is not the surviving entity and FAC's Chief Executive Officer will not become the Chief Executive Officer of the surviving entity, then the Exchange Ratio shall be the greater of 8.955 or the quotient obtained by dividing $398.50 by the FAC Average Closing Price. The FAC Average Closing Price, for purposes of this
Section 2.1(b) only, shall mean the average closing price per share of FAC Common Stock on The Nasdaq Stock Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) for the twenty
(20) consecutive trading days ending on and including the fifth trading day immediately preceding the Closing Date.

                All such shares of HBI Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the shares of FAC Common Stock into which HBI Common Stock has been converted and the right to cash payment for fractional shares, if any. Certificates previously representing shares of HBI Common Stock shall be exchanged for certificates representing whole shares of FAC Common Stock issued in consideration therefor and cash for fractional shares, if any, upon the surrender of such certificates in accordance with Section 2.2 hereof.

                In the event that prior to the Effective Time the outstanding shares of FAC Common Stock have been increased, decreased, changed into or exchanged for a different number or kind of shares through a reorganization, reclassification, stock dividend, stock split, reverse stock split or other similar change applicable adjustments shall be made to the Exchange Ratio and the number of shares to be exchanged.

                (c) Conversion of HBI Stock Options. Each option to purchase shares of HBI Class B Common Stock (the "Options") issued and outstanding as of the date hereof shall be converted to options, pursuant to the same terms and conditions, except for the Exercise Price, as defined herein, as apply to the Options as of the date of this Agreement, to purchase at or after the Effective Time the number of shares of FAC Common Stock pursuant to the following formula: the product of the number of shares of HBI Class B Common Stock subject to the Options multiplied by the Exchange Ratio. For purposes of the immediately preceding sentence, the "Exercise Price" of each Option converted hereby shall mean the exercise price per share for that Option as set forth in the Third Amendment dated May 15, 1990, to the Crabtree Employment Agreement, as defined below, multiplied by the reciprocal of the Exchange Ratio.

                (d) Dissenters' Rights. Notwithstanding anything in this Agreement to the contrary, and only to the extent required by TBCA Section 48-23-101 et seq. ("TBCA Dissenters' Provisions"), shares of HBI Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who shall not have voted such shares in favor of the Merger and the transactions related thereto and who shall have delivered to HBI a written demand for appraisal of such shares of HBI Common Stock (collectively, "Dissenting Shares") in the manner provided by the TBCA Dissenters' Provisions shall not be entitled to the right to receive FAC shares in accordance with Section 2.1(b) hereof, but the holders of the Dissenting Shares shall be entitled to the appraised value of such shares in accordance with the TBCA Dissenters' Provisions; provided, however, that (a) if any holder of Dissenting Shares shall subsequently deliver a written withdrawal of his or her demand for appraisal of such shares or (b) if any holder fails to establish his or her entitlement to appraisal rights as provided in the TBCA Dissenters' Provisions or (c) if any holder of Dissenting Shares has filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in the TBCA Dissenters' Provisions, such holder or holders shall forfeit the right to appraisal of such shares and such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive FAC shares solely in accordance with Section 2.1(b) hereof. HBI shall give FAC prompt written notice of any demand received by HBI from holders of Dissenting Shares, and FAC shall have the right to participate in all negotiations and proceeding with respect to such dissent. HBI shall not purport to make any determination of fair value, make any payment with respect to, or settle or offer to settle any matter arising out of such dissent.

                (e) Shares of FAC Common Stock. Each share of FAC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                2.2 Exchange of Certificates. (a) Exchange Agent. As of the Effective Time, FAC shall deposit with its transfer agent (the "Exchange Agent"), for the benefit of the holders of shares of HBI Common Stock certificates representing the shares of FAC Common Stock (such certificates for shares of FAC Common Stock together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 hereof in exchange for outstanding shares of HBI Common Stock and cash for fractional shares.

                (b) Exchange Procedures. HBI shall use its best efforts to cause each holder of record of HBI Common Stock, whose shares are to be converted into shares of FAC Common Stock pursuant to Section 2.1 hereof and who does not dissent pursuant to the TBCA Dissenters' Provisions, to deliver the certificates representing shares of HBI Common Stock ("Certificate" or "Certificates") to HBI; and HBI shall keep such Certificates in escrow for the benefit of each holder until the Closing Date. At Closing, HBI shall deliver to FAC the Certificates. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such documentation as the Exchange Agent may reasonably require to effectuate the exchange, the Exchange Agent shall, at or after the Effective Time, deliver to the holder of each such Certificate a certificate representing that number of whole shares of FAC Common Stock which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II (after taking into account all shares of HBI Common Stock then held by such holder), and cash for fractional shares, if any, and the Certificate so surrendered shall thereupon be canceled. In the event of a transfer of ownership of HBI Common Stock which is not registered in the transfer records of HBI, a certificate representing the proper number of shares of FAC Common Stock may be issued to a transferee if the Certificate representing such HBI Common Stock is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent, in its sole discretion, to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered to the Exchange Agent in the manner contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of FAC Common Stock and cash in lieu of any fractional shares of FAC Common Stock, without interest, as contemplated by this Section 2.2.

                (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to FAC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of FAC Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) hereof until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following proper surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of FAC Common Stock issued in exchange therefor, without interest, (i) at the time of such





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



surrender, the amount of any cash payable with respect to a fractional share of FAC Common Stock to which such holder is entitled pursuant to Section 2.2(e) hereof and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of FAC Common Stock, and, if necessary, (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of FAC Common Stock.

                (d) No Further Ownership Rights in HBI Common Stock. All shares of FAC Common Stock issued upon conversion of shares of HBI Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(e) hereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of HBI Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by HBI on such shares of HBI Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of HBI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

                (e) No Fractional Shares. (i) No certificates or scrip representing fractional shares of FAC Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of FAC including, without limitation, the right to receive dividends. Each holder of HBI Common Stock who would otherwise have been entitled to receive a fraction of a share of FAC Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FAC Common Stock multiplied by the market value of one share of FAC Common Stock on the fifth trading day immediately prior to the Effective Time. For purposes of the immediately preceding sentence only, the market value of one share of FAC Common Stock on the fifth trading day immediately prior to the Effective Time shall be the closing price of FAC Common Stock on The Nasdaq Stock Market (as reported in The Wall Street Journal or, if not reported thereby, any other authoritative source) on the fifth trading day preceding the Effective Time. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of HBI Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of HBI Common Stock subject to and in accordance with the terms of this Article II.

                (f) No Liability. Neither FAC nor HBI shall be liable to any holder of shares of HBI Common Stock , HBI Preferred Stock or FAC Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.


                                   ARTICLE III

                         Representations and Warranties

                3.1 Representations and Warranties of HBI. HBI represents and warrants to FAC as follows :

                (a) Organization, Standing and Power. HBI is a Tennessee corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). CFB is a Tennessee state chartered bank and is a wholly owned subsidiary of HBI. Each of HBI and CFB is, respectively, a corporation or bank, duly organized, validly existing and in good standing under the laws of Tennessee, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

                (b) Capital Structure. (i) As of the date hereof, the authorized capital stock of HBI ("HBI Capital Stock") consists solely of the following: 100,000 shares of HBI Common Stock, $10.00 par value ("HBI Common Stock"); 25,000 shares of Class B Common Stock, non-voting, $0.01 par value ("HBI Class B Common Stock"); and 50,000 shares of preferred stock, no par value, $1.00 stated value per share ("HBI Preferred Stock"). There are 24,629 shares of HBI Common Stock issued and outstanding, no shares of HBI Class B Common Stock issued and outstanding, one share of HBI Preferred Stock issued and outstanding, options for 9,000 shares of HBI Class B Common Stock are outstanding; and 1000 shares of HBI Common Stock, no shares of HBI Class B Common Stock, and no shares of HBI Preferred Stock are held by HBI in treasury or by CFB. All outstanding shares of HBI Capital Stock are validly issued, fully paid and nonassessable and not subject to preemptive rights.

                (ii) As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders may vote ("Voting Debt") of HBI or CFB were issued or outstanding.

                (iii) As of the date of this Agreement, except for this Agreement, the Hartsville Bancshares, Inc. Employee Stock Ownership Plan (the "ESOP") and the Options



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


for HBI Class B Common Stock referenced in Section 3.1(b)(i) hereof, and except as disclosed in the HBI Disclosure Schedules as Schedule 3.1(b)(iii), there are no options, warrants, calls, rights, commitments or agreements of any character to which HBI or CFB is a party or by which it is bound obligating HBI or CFB to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt of HBI or of CFB or obligating HBI or CFB to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. After the Closing Date and until the Effective Time, there will be no other option, warrant, call, right or agreement obligating HBI or CFB to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or any Voting Debt of HBI or CFB, or obligating HBI or CFB to grant, extend or enter into any such option, warrant, call, right or agreement. As of the date hereof, except as set forth in this section, there are no outstanding contractual obligations of HBI or CFB to repurchase, redeem or otherwise acquire any shares of HBI Capital Stock or the capital stock of CFB.

                (iv) Since December 31, 1995, except as specifically permitted by this Agreement and except as disclosed in the HBI Disclosure Schedules as
Schedule 3.1(b)(iv), HBI has not (A) issued or permitted to be issued any shares of HBI Capital Stock or securities exercisable for or convertible into shares of HBI Capital Stock or the capital stock of CFB; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through CFB any shares of HBI Capital Stock or the capital stock of CFB (other than the acquisition of trust account shares); or (C) declared, set aside, made or paid to the stockholders of HBI dividends or other distributions on the outstanding shares of HBI Capital Stock; provided, however, prior to the Closing Date, HBI shall be permitted to declare a one-time dividend not to exceed $15.00 for each share of HBI Common Stock issued and outstanding as of the record date of the dividend.

                (c) Authority. (i) HBI has all requisite corporate power and authority to enter into this Agreement and, subject to approval of this Agreement by the stockholders of HBI, to consummate the transactions contemplated hereby. CFB has all requisite corporate power and authority to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of HBI, subject in the case of this Agreement to approval of this Agreement by the stockholders of HBI. This Agreement has been duly executed and delivered by HBI and constitutes the valid and binding obligation of HBI, enforceable in accordance with its terms.

                (ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other


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



encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "Violation") pursuant to, any provision of the charter or by-laws of HBI or CFB or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Benefit Plan (as defined in Section 3.1(j) hereof) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to HBI or CFB or their respective properties or assets which Violation would have a material adverse effect on HBI and CFB, individually or in the aggregate.

                (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (a "Governmental Entity"), is required by or with respect to HBI or CFB in connection with the execution and delivery of this Agreement and the transactions contemplated hereby the failure to obtain which would have a material adverse effect on HBI or CFB, except for (A) the filing of applications with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the BHC Act and the Federal Deposit Insurance Act ("FDIA") and with the U. S. Comptroller of the Currency (the "OCC") and approval of same, (B) the filing with the U.S. Securities and Exchange Commission ("SEC") or an applicable state securities Governmental Entity of a proxy statement or offering statement in definitive form relating to the meeting of HBI's stockholders to be held in connection with the Merger (the "Statement"), (C) the filing of Articles of Merger with the Secretary of State of the State of Tennessee and appropriate documents with the relevant authorities of other states in which HBI is qualified to do business,
(D) the filing of such applications, filings, authorizations, orders and approvals as may be required under Tennessee banking laws, with and of state banking authorities and approval of same ("State Banking Approval") and pursuant to state takeover or change in control laws ("State Takeover Approval"), (E) consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers or investment advisers, and federal commodities laws relating to the regulation of future commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules of The Nasdaq Stock Market, or which are required under consumer finance, mortgage banking and other similar laws, and (F) such filings, notifications and approvals as are required in order to terminate the ESOP and other HBI Benefit Plans as hereinafter defined and described.

                (d) Reporting Requirements. Included in the HBI
Disclosure Schedules as Schedule 3.1(d) is a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by HBI with any regulatory agency since December 31, 1994 (as such documents have since the time of their filing been amended, the "HBI Reporting Documents"), which are all the documents that HBI was required to file with any regulatory agency since such date. Also included in HBI Disclosure
Schedule 3.1(d) are true and complete copies of the most recent annual and quarterly Consolidated Report of Condition and Income ("Call Reports") of CFB filed with the FDIC and the Tennessee Department of Financial Institutions (the "Department"). As of their respective dates, the HBI Reporting Documents complied in all material respects with the requirements of the rules and regulations applicable to such HBI Reporting Documents, and none of the HBI Reporting Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of HBI included in the HBI Reporting Documents comply with applicable accounting requirements and with the published rules and regulations with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP") (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of HBI and CFB at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. All material agreements, contracts and other documents required to be filed as exhibits to any of the HBI Reporting Documents have been so filed. Except as specifically listed in HBI Disclosure
Schedule 3.1(d), neither HBI nor CFB has any off-balance sheet financial instruments or derivative securities including, but not limited to, letters of credit, unfunded commitments and derivative financial instruments. There are no unasserted claims that are not disclosed in the HBI Reporting Documents that would reasonably be expected to have, a material adverse effect on HBI and CFB, either individually or in the aggregate.

                (e) Information Supplied. None of the information supplied pursuant to this Agreement or to be supplied by HBI for inclusion or incorporation by reference in (i) the registration statement on Form S-3, Form S-4 or other applicable form to be filed, as appropriate, with the SEC and any applicable state securities Governmental Entity by FAC in connection with the issuance of shares of FAC Common Stock in the Merger (the "Registration Statement") will, at the time the Registration Statement is filed with the appropriate Governmental Entities, and at the time it becomes effective under the Securities Act of 1933 (the "Securities Act") or any applicable state law, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Statement, as defined below, will, at the date of mailing to stockholders and at the time of the meeting of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Statement will comply as to form in all material respects with all rules and regulations applicable thereto.

                (f) Compliance with Applicable Laws. HBI and CFB hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of HBI and CFB, either individually or in the aggregate (the "HBI Permits"). HBI and CFB are in compliance with the terms of the HBI Permits. The businesses of HBI and CFB are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity. Except for routine examinations by federal or state Governmental Entities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits ("Bank Regulators"), as of the date of this Agreement, to the knowledge of HBI, no investigation by any Governmental Entity with respect to HBI or CFB is in progress or is pending or threatened.

                (g) Litigation. Included in the HBI Disclosure Schedules as Schedule 3.1(g) is a list and description of all pending and threatened litigation and administrative proceedings involving HBI, CFB or any of their properties or assets. As of the date of this Agreement, there is no suit, action or proceeding, pending or threatened, to the knowledge of each of HBI and CFB, against or affecting HBI or CFB, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on HBI or CFB, either individually or in the aggregate, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against HBI or CFB having, or which would reasonably be expected to have, any such effect.

                (h) Taxes. HBI and CFB have filed all tax returns required to be filed by any of them and have paid (or HBI has paid on their behalf), or have set up an adequate reserve for the payment of, all taxes required to be paid as shown on such returns, and the most recent consolidated financial statements contained in the HBI Reporting Documents reflect an adequate provision for current and deferred taxes payable by HBI and CFB accrued through the date of such consolidated financial statements. No deficiencies for any taxes have been proposed, asserted or assessed against HBI or CFB that are not adequately reserved for. The federal income tax returns of HBI and CFB, consolidated or otherwise, have been examined by and settled with the U.S. Internal Revenue Service (the "IRS"), or the statute of limitations with respect to such years has expired (and no waiver extending the statute of limitations has been requested or granted), for all years through 1992. To the knowledge of each of HBI or CFB, no federal income tax returns of HBI or CFB, consolidated or otherwise, are currently under examination by the IRS or any state, local, or foreign taxing authority. For the purpose of this Agreement, the term "tax" (including, with correlative meaning, the terms "taxes" and "taxable") shall include, except where the context otherwise requires, all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

                (i) Certain Agreements. Except as set forth in the HBI Disclosure Schedule as Schedule 3.1(i), and except for this Agreement, as of the date hereof, neither



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



HBI nor CFB is a party to any oral or written agreement not terminable on 30 days' or less notice or involving the payment of more than $10,000 per annum.

                (j) Benefit Plans. (i) HBI has disclosed to FAC in
Schedule 3.1(j) of the HBI Disclosure Schedules and has delivered or made available to FAC prior to the execution of this Agreement correct and complete copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership (including the ESOP), severance pay, vacation, bonus, or other incentive plans, all other written employee programs or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently or previously adopted, maintained by, sponsored in whole or in part by, or contributed to by HBI or CFB for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "HBI Benefit Plans"). Any of the HBI Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(1) of ERISA, or an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "HBI ERISA Plan."

                (ii) HBI has delivered or made available to FAC prior to the execution of this Agreement correct and complete copies of the following documents: (a) all trust agreements or other funding arrangements for such HBI Benefit Plans (including insurance contracts), and all amendments thereto, (b) with respect to any such HBI Benefit Plans or amendments, all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the IRS, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1974, (c) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any HBI Benefit Plan with respect to the most recent three plan years, and (d) the most recent summary plan descriptions and any modifications thereto.

                (iii) The form of all HBI Benefit Plans is in compliance with the applicable terms of ERISA, the Code, and any other applicable laws and such plans have been operated in compliance with such laws and the written HBI Benefit Plan documents. Each HBI ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the IRS evidencing compliance with the Tax Reform Act of 1986, and HBI is not aware of any circumstances which will or could result in revocation of any such favorable determination letter; provided, however, that such a favorable determination letter regarding the tax-qualification of the ESOP can be obtained from the IRS in a reasonable manner pursuant to a voluntary application under the Employee Plans Closing Agreement Program established by the IRS and described in Revenue Procedure 94-16, such letter covering the compliance of the ESOP with the requirements of the Unemployment Compensation Amendments of 1992 and the Omnibus Budget Reconciliation Act of 1993, and obtainable at a cost to HBI for sanctions and expenses imposed by the IRS that does not exceed $10,000. Each trust created under any HBI ERISA Plan has been determined to be exempt from taxation under Section 501(a) of the Code and HBI is not aware of any circumstance which will or could result in a revocation of such exemption. With respect to each HBI Benefit Plan, no event has occurred which will or could give rise to a loss of any intended tax consequence or to any tax under Section 511 of the Code. There is no material pending or threatened litigation or administrative proceeding relating to any HBI Benefit Plan. Neither HBI, CFB nor, to the knowledge of HBI, any fiduciary of an HBI Benefit Plan have engaged in a transaction with respect to any HBI Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject HBI or CFB to a tax or penalty imposed by either Section 4975 of the Code or Section 502(l) of ERISA. The transaction contemplated hereunder will not result in the assessment of a tax or penalty under Section 4975 of the Code or Section 502(l) of ERISA.

                (iv) Neither HBI, CFB, nor any of their affiliates have ever sponsored or been liable for contributions to a plan subject to Title IV of ERISA or to the funding requirements of Section 302 of ERISA or Section 412 of the Code.

                (v) HBI, CFB and their affiliates have complied with the continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") with respect to all current employees and former employees. HBI's procedures and sample notice documents for compliance with COBRA are disclosed on Schedule 3.1(j).

                (vi) Except as required by law, the consummation of the transactions contemplated by this Agreement will not accelerate the time of vesting, of payment, or increase the amount, of compensation due to any employee, officer, former employee or former officer of HBI or CFB. There are no contracts or arrangements providing for payments that could subject any person to liability for tax under Section 4999 of the Code.

                (vii) Full payment has been made of all amounts which are required under the terms of each HBI Benefit Plan to have been paid as contributions as of the last day of the most recent fiscal year of such HBI Benefit Plan ended on or before the date of this Agreement. The assets of each HBI Benefit Plan are sufficient to provide the benefits under such plan and are also sufficient to provide all other benefits, vested (including benefits that become vested due to the transactions contemplated under this Agreement) and nonvested, accrued under such HBI Benefit Plan.

                (viii) Except for the continuation coverage requirements under COBRA, as set forth in Schedule 3.1(j)(viii) of the HBI Disclosure Schedules, which shall contain the name of each person for which HBI or CFB provides COBRA continuation coverage and shall also contain the date that such coverage terminates, neither HBI nor CFB have any obligations or potential liability for benefits to employees or other persons following termination of employment or retirement under any of the HBI Benefit Plans that are "welfare benefit plans" described in Section 3(2) of ERISA.

                (ix) Except as required to comply with ERISA or to maintain qualification under Section 401(a) of the Code, or as is expressly required herein, neither HBI or CFB will amend, modify, or terminate any of the HBI Benefit Plans without the express written consent of FAC, except that an amendment to the ESOP may be adopted by HBI prior to the Effective Time, if, prior to becoming effective, FAC has approved of the terms of such amendment. Otherwise, none of the transactions contemplated under this Agreement will result in an amendment, modification or termination of any of the HBI Benefit Plans. Except as required under the provisions of any HBI Benefit Plan and except as necessary to provide funding that is required to timely service any contractual or loan obligations of an HBI Benefit Plan (e.g., the exempt loan payments due under the ESOP), neither HBI nor CFB will make any contributions to or with respect to any HBI Benefit Plan without the express written consent of FAC.

                (x) No oral or written representation or communication with respect to any aspect of the HBI Benefit Plans has been made to current or former employees of HBI or CFB prior to the date hereof which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. All HBI Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the HBI Benefit Plans are correct and complete and there have been no changes in the information set forth therein.

                (xi) There are no issues or disputes with respect to any HBI Benefit Plans, or the administration thereof, currently between any trustee or other fiduciary thereunder, HBI or CFB and any governmental agency, employee, former employee or beneficiary.

                (k) Subsidiaries. The only Subsidiary of HBI as of the date of this Agreement is CFB. Neither HBI nor CFB owns any equity interest in any other corporation, association, partnership or other entity. CFB is an "insured depository institution" as defined in the FDIA and applicable regulations thereunder. All of the shares of capital stock of CFB held by HBI are fully paid and nonassessable and are owned by HBI free and clear of any claim, lien or encumbrance except as disclosed on Schedule 3.1(k) of the HBI Disclosure Schedules.

                (l) Agreement with Bank Regulators. As of the date of this Agreement, neither HBI nor CFB is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any



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condition imposed in writing, order or directive by, or is a recipient of any extraordinary supervisory letter from, any Bank Regulator which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has HBI or CFB been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, condition, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

                (m) Absence of Certain Changes or Events. Since June 30,
1995, HBI and CFB have not incurred any liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change, nor has there occurred any event involving a prospective change, in the business, assets, financial condition or results of operations of HBI or CFB which has had, or is reasonably likely to have, a material adverse effect on HBI.

                (n) Vote Required. The affirmative vote of the holders of not more than a majority of the issued and outstanding shares of HBI Common Stock are the only votes of the holders of any class or series of HBI Capital Stock necessary to approve this Agreement and the transactions contemplated hereby.

                (o) Properties. Except as disclosed in the HBI
Disclosure Schedules as Schedule 3.1(o), HBI or CFB (i) has good, clear and marketable title to all the properties and assets which are reflected in the latest audited consolidated balance sheet of HBI as being owned by HBI or CFB or acquired after the date thereof, free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever except statutory liens securing payments not yet due and such imperfections or irregularities of title or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, and (ii) is the lessee of all leasehold estates which are reflected in the latest audited consolidated financial statements of HBI or acquired after the date thereof and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to HBI's knowledge, the lessor.

                (p) Ownership of FAC Common Stock. As of the date hereof, neither HBI nor any of its affiliates or associates (as such terms are defined under the Securities Exchange Act of 1934 (the "Exchange Act"), (i) beneficially owns, directly or indirectly, or (ii) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of FAC, which in the aggregate, represent ten percent (10%) or more of the outstanding shares of



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



capital stock of FAC entitled to vote generally in the election of directors (other than trust account shares).

                (q) Allowance for Possible Loan Losses. The allowance for possible loan losses shown on the statement of financial condition of HBI and CFB as of June 30, 1996, was, in the opinion of management of HBI, consistent with applicable regulations and adequate in all material respects to provide for all known and reasonably anticipated possible losses, on loans and leases outstanding and accrued interest receivable on non-performing loans as of June 30, 1996, and as of the Effective Time will be in the opinion of management of HBI, consistent with applicable regulations and adequate in all material respects to provide for all known and reasonably anticipated possible losses, on loans and leases outstanding and accrued interest receivable on non-performing loans as of the Effective Time.

                (r) Certain Transactions with Affiliated Persons. Except as disclosed in the HBI Disclosure Schedules as Schedule 3.1(r), there are no transactions to which HBI or CFB was a party in which any officer or director of HBI or CFB or any other entity controlled by, under common control with or in control of HBI had a direct or indirect interest.

                (s) Permissible Activities. Except as set forth in the HBI Disclosure Schedules as Schedule 3.1(s), all of the business activities conducted by HBI and CFB as of the date hereof are business activities in which a bank holding company is permitted to engage under the BHC Act and Regulation Y promulgated thereunder and all business activities conducted by HBI and CFB as of the date hereof are business activities in which national banks are permitted to engage under the rules and regulations of the OCC.

                (t) Environmental Matters. Except as set forth in the HBI Disclosure Schedules as Schedule 3.1(t) :

                (i) The operations of HBI and CFB have been in the past and are now in compliance in all material respects with all federal, state and local laws, rules and regulations and other governmental restrictions relating to pollution or protection of the environment or public or employee health and safety (collectively, the "Environmental Laws") including, without limitation, those relating to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Section 9601 et seq. ("CERCLA"); the Resource Conservation and Recovery Act of 1976, 42
U.S.C. Section 6901 et seq. ("RCRA"), the Hazardous Materials
Transportation Act, as amended by the Solid Waste Disposal Act and as further amended, 49 U.S.C. Section 6901 et seq.; the Federal Water



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



Pollution Control Act, as amended, 33 U.S.C. Section 1251 et seq., the Safe Water Drinking Act, 42 U.S.C. Section 300f-300j; the Clean Air Act, 42 U.S.C.
Section 7401 et seq.; and the Occupational Safety and Health Act.

                (ii) Neither HBI nor CFB have been notified of an Environmental Laws violation and are not otherwise aware that it is considered potentially liable under the Environmental Laws; and neither HBI nor CFB have received any requests for information or other correspondence (including, without limitation, consent orders, consent decrees, judgments, orders, injunctions, or complaints) by or from any governmental authority or private party concerning any site, facility or operation relating to (x) the Environmental Laws, (y) environmental protection and health or safety matters, or (z) any statutory or common law theory of liability involving environmental or health and safety matters.

                (iii) No use, disposal, releases, burial or placement of any material regulated under or defined by any Environmental Law, including, without limitation, asbestos (collectively, "Hazardous Materials") has occurred on, in, at, under or about any of the property owned, leased or operated at any time by HBI or CFB.

                (iv) There has been no disposal, release, burial or placement of Hazardous Materials on any real property now owned, leased or operated by HBI or CFB which may result or has resulted in contamination of or beneath the property owned, leased or operated at any time by HBI or CFB.

                (v) All of the above-ground and underground storage tanks presently on any real property owned, leased or operated by HBI or CFB have been properly registered.

                (vi) No audit or investigation has been conducted as to environmental matters relating to any property owned, leased or operated by HBI or CFB by any governmental agency.

                (vii) There are no administrative, civil or criminal actions, suits or proceedings, or demands, claims, notices or investigations (including, without limitation, notices, demand letters or requests for information from any environmental agency) instituted or pending, or threatened relating to the liability of any properties owned or operated by HBI or CFB under any Environmental Law.

                (u) Charter Provisions and State Anti-Takeover Laws. HBI and CFB have taken or will take all actions necessary so that the entering into this Agreement and the consummation of the transactions contemplated hereby (i) are exempt from any applicable



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



state takeover law and (ii) do not and will not result in the grant of any rights to any person under the charter, bylaws or other governing instrument of HBI or CFB or restrict or impair the right of FAC to vote or otherwise to exercise the rights of a shareholder with respect to shares of HBI or CFB that may be acquired or controlled by FAC pursuant to this Agreement or the consummation of the transactions contemplated hereby.

                For purposes of this Section 3.1, with respect to HBI and CFB, the term "knowledge" as used with respect to any person shall mean the knowledge after due inquiry of the chairman, vice-chairman, president, chief or principal financial officer, chief credit officer, general counsel, any executive vice-president, any vice-president, and any assistant vice-president of HBI or CFB. The term "person" shall mean a natural person or any legal, commercial, or Governmental Entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company or partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

                (v) Taxpayer Identification Numbers and Information
Returns. To HBI's and CFB's knowledge, all tax information returns have been timely filed by HBI and CFB. Further, there have been no assessments or penalties, as of the date of the Agreement or that are pending or, to their respective knowledge, threatened, with respect to tax information returns. Further, to HBI's and CFB's knowledge, each tax identification number relating to an interest-bearing account at CFB has been obtained and is correct, and where such tax identification number is missing or incorrect, HBI and CFB have taken all necessary steps, pursuant to and in accordance with applicable requirements under the Internal Revenue Code, to obtain or correct the relevant information.

                3.2. Representations and Warranties of FAC. FAC represents and warrants to HBI as follows:

                (a) Organization, Standing and Power. FAC is a Tennessee corporation and a bank holding company registered under the BHC Act. FANB is a national banking association and a wholly owned Subsidiary of FAC. Each of FAC and FANB is a corporation or national bank duly organized, in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify would not have a material adverse effect on FAC and FANB.



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



                (b) Capital Structure. (i) As of the date hereof, the authorized capital stock of FAC consists of 50,000,000 shares of FAC Common Stock $5.00 par value ("FAC Common Stock") and 2,500,000 shares of preferred stock without par value (the "FAC Preferred"). As of the close of business on September 30, 1996, 29,559,009 shares of FAC Common Stock were outstanding and no shares of FAC Preferred Stock were outstanding.

                (ii) As of the date hereof, no Voting Debt of FAC was issued or outstanding. All outstanding shares of FAC capital stock are, and the shares of FAC Common Stock (A) to be issued pursuant to or as specifically contemplated by this Agreement and (B) when issued in accordance with this Agreement upon exercise of the HBI Options, as set forth in Section 3(b)(ii) hereof will be validly issued, fully paid and nonassessable and not subject to preemptive rights.

                (c) Authority. FAC has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. FANB has all requisite corporate power and authority to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of FAC. This Agreement has been duly executed and delivered by FAC and constitutes a valid and binding obligation of FAC, enforceable in accordance with its terms.

                (d) SEC Documents. FAC has made available to HBI a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by FAC with the SEC (other than reports filed pursuant to Section 13(d) or 13(g) of the Exchange Act) since December 31, 1995 (the "FAC SEC Documents"), which are all the documents (other than preliminary material and reports required pursuant to Section 13(d) or 13(g) of the Exchange
Act) that FAC was required to file with the SEC since such date. As of their respective dates, the FAC SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such FAC SEC Documents. The consolidated financial statements of FAC included in the FAC SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC or normal recurring year-end adjustments) and fairly present the consolidated financial position of FAC and its



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



consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

                (e) Absence of Certain Changes or Events. Except as disclosed in the FAC SEC Documents filed prior to the date of this Agreement, since December 31, 1995, there has not been any change or any event involving a prospective change, in the business, assets, financial condition or results of operations of FAC which has had, or is reasonably likely to have, a material adverse effect on FAC.

                (f) No Vote Required. Under Section 48-21-103 of the
TBCA, no vote of the stockholders of FAC is required in order to enter into this Agreement or to consummate the Merger.

                (g) Consideration. FAC has reserved or will reserve for issuance sufficient shares of FAC Common Stock for issuance in the Merger; FAC reserves the right to repurchase up to 100% of such number of shares prior to or substantially concurrent with the consummation of the Merger pursuant to Rule 10b-18 of the SEC and in a manner which does not prohibit FAC from entering into pooling transactions within two years from such repurchases.


                                   ARTICLE IV

                Covenants Relating to Conduct of Business

                4.1 Certain Covenants of HBI and FAC. Without the prior written consent of the other party, except as otherwise expressly contemplated by this Agreement, prior to the Effective Time, HBI shall, and shall cause, CFB to (a) operate its business only in the usual, regular, and ordinary course and
(b) preserve intact its business organizations and assets and maintain its rights and franchises. Each of HBI and FAC shall take no action which would materially (i) adversely affect the ability of any party to obtain any consents required for the transactions contemplated hereby; (ii) adversely affect the ability of any party to perform its covenants and agreements under this Agreement in all material respects and to consummate the Merger; or (iii) prevent or impede the transactions contemplated herein from qualifying as a reorganization under Section 368 of the Code; provided, that the foregoing shall not prevent FAC or any of its Subsidiaries from acquiring additional assets or businesses or discontinuing or disposing of any of its assets or businesses if such action is, in the judgment of FAC, desirable in the conduct of the business of FAC and its Subsidiaries. Neither FAC nor HBI shall intentionally take or



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



cause to be taken any action, that would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code.

                4.2 Additional Covenants of HBI. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, HBI covenants and agrees that it will not do or agree or commit to do, or permit CFB to do or agree or commit to do, any of the following:

                (a) amend the charter, bylaws, articles of association or other governing instruments of HBI or CFB;

                (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness between HBI or CFB) except in the ordinary course of the business of HBI and CFB consistent with past practices, or impose or suffer the imposition, on any share of capital stock held by HBI or CFB of any lien or encumbrance or except to the extent such liens or encumbrances exist on the date hereof, permit any such lien or encumbrance to exist;

                (c) repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the HBI Capital Stock or the capital stock of CFB, or declare or pay any dividend or make any other distribution in respect of the HBI Capital Stock or the capital stock of CFB except as specifically permitted by this Agreement;

                (d) except for this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of HBI Common Stock or any other capital stock of HBI or CFB, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock;

                (e) adjust, split, combine, or reclassify any capital stock of HBI or CFB or issue or authorize the issuance of any other securities in respect of or in substitution for shares of HBI Capital Stock or the capital stock of CFB or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of HBI or CFB or any assets thereof;

                (f) acquire direct or indirect control over, or invest in equity securities of, any person, other than in connection with foreclosures in the ordinary course of business;

                (g) grant any increase in compensation or benefits to the employees or officers of HBI or CFB, pay any bonus (except for previously budgeted bonuses, including a bonus, payable based on salary through December 31, 1996, to Joseph H. Crabtree, Sr. in an amount not to exceed $98,000.00, in the ordinary and customary course of business of HBI and CFB), enter into or amend any severance agreements with officers of HBI or CFB, grant any increase in fees or other increases in compensation or other benefits to directors of HBI or CFB;

                (h) enter into or amend any employment contract between HBI or CFB and any person except for the termination of the employment agreement between HBI and Joseph H. Crabtree, Sr. dated as of April 12, 1983, and amended as of May 14, 1985, October 11, 1988, and May 15, 1990 ("Crabtree Employment Agreement"), prior to the Closing Date;

                (i) adopt any new employee benefit plan or program or make any change in or to any existing employee benefit plans or programs of HBI or CFB except as may be required by law, or make any discretionary matching contributions or discretionary contributions to any employee benefit plan of HBI or CFB;

                (j) commence or appeal any litigation, settle any litigation involving any liability of HBI or CFB for damages or property in excess of $5,000 or involving any restrictions upon the operations of HBI or CFB, or modify, amend, or terminate any material contract or waive, release, compromise, or assign any material rights or claims except with the prior written consent of FAC;

                (k) enter into or terminate any material contract or make any change in any material lease or contract except as specifically permitted by this Agreement or except with the prior written consent of FAC;

                (l) change its methods of accounting in effect at December 31, 1994, except as required by changes in GAAP concurred in by HBI's independent auditors or except as specifically permitted by Section 5.11 hereof or change its fiscal year; or

                (m) issue any letters of credit or incur any unfunded commitments other than in the ordinary course of business or acquire any off-balance sheet or derivative financial instruments.

                4.3 Adverse Changes in Condition. HBI agrees to give prompt written notice promptly to FAC upon becoming aware of the occurrence or impending occurrence



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of any event or circumstance which (i) is reasonably likely to have, individually or in the aggregate, a material adverse effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                4.4 Reports. HBI and CFB shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to FAC copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Department or any other Regulatory Authority, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with Regulatory Authorities will comply in all material respects with applicable laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with laws, rules and regulations applicable to such reports.

                4.5 Affirmative Covenants of HBI. HBI agrees to take or cause to be taken commencing as soon as practicable following the execution of this Agreement, and continuing thereafter as appropriate, the following affirmative actions prior to the Effective Time:

                (a) HBI agrees to cooperate and coordinate with FAC in good faith to adopt and implement policies and procedures pursuant to action plans acceptable to FAC with respect to CRA, HMDA, and compliance consistent with those of FAC and FAC's Subsidiaries and in accordance with guidelines previously provided by FAC to HBI.

                (b) No later than fifteen (15) calendar days after the date of this Agreement, HBI shall, at its cost and expense, obtain title opinions of the real property of each branch owned by HBI or CFB and each branch leased by HBI or CFB (the "HBI Properties"), and HBI shall promptly forward such title opinions to FAC. If requested by FAC, HBI, at its cost and expense, agrees promptly to obtain and provide to FAC a Phase I environmental assessment of any or all of the HBI Properties. Such assessments shall include a recommendation as to whether a Phase II assessment should be prepared. If any of the Phase I assessments recommends the undertaking of a Phase II assessment, HBI



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



agrees promptly to obtain and provide to FAC such Phase II assessments at HBI's cost and expense. Should the cost of taking all remedial and corrective actions and measures required by applicable law, health or safety concerns exceed an amount which would have a material adverse effect on HBI, or if the cost of such actions and measures cannot be reasonably estimated with any reasonable degree of certainty that they would not exceed an amount which would have such an effect on HBI, FAC shall have the right to terminate this Agreement upon written notice to HBI.

                (c) HBI agrees to maintain in effect all existing insurance coverage including, without limitation, such coverage with respect to existing or threatened litigation.

                (d) Each of HBI and CFB agrees to use their respective best efforts to ensure that any restrictive covenants against each of them or against FAC, after the Effective Time, including, without limitation, noncompetition agreements relating to the sale, marketing, or promotion of securities, insurance products, mutual funds, and annuities, are terminated and of no force and effect on or before the Closing Date.

                (e) HBI shall use its best efforts to pay FANB all amounts owed by HBI under the Loan Agreement between HBI and FANB dated as of September 7, 1990 and as amended from time to time thereafter.

                (f) Each of HBI and CFB, and any director or officer thereof, shall provide to FAC information requested by FAC concerning any agreement or arrangement regarding HBI's or CFB's sale, marketing or promotion of credit-based insurance, and, upon prior written notice to FAC, may terminate any such agreement or arrangement.

                (g) HBI shall terminate all agreements relating to the redemption of HBI Capital Stock .

                (h) HBI agrees to cooperate and coordinate with FAC in good faith to ensure that there will be no liabilities to FAC, at and after the Effective Time, arising from or related to any former subsidiary of HBI or CFB, wholly owned or otherwise, that is no longer in existence as of the date of this Agreement, whether by merger, sale, dissolution, administrative dissolution, or divestiture.

                (i) HBI agrees that it shall provide to the shareholders of HBI Capital Stock all information and forms, including, without limitation, IRS Form 1099, necessary to reflect ownership, and the benefits attendant thereto, of such stock as required by any Governmental Entity, in the manner or medium required by such Governmental Entity or by FAC, or by FAC. Further, HBI agrees to use its best efforts to cooperate with FAC, in a manner that FAC may require, to effectuate each of the provisions of
Section 2.2 hereof.

                (j) HBI agrees that it shall provide FAC information regarding the status of each contract to which HBI or CFB is a party at the time of the Agreement that FAC may require.

                 4.6 No Solicitation. HBI will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of HBI or CFB, directly or indirectly, to initiate contact with any person or entity in an effort to solicit, initiate or encourage any Competing Transaction (as defined in Article VII herein). HBI will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of HBI or CFB, directly or indirectly, (a) to cooperate with, or furnish or cause to be furnished any non-public information concerning its business, properties or assets to, any person or entity in connection with any Competing Transaction; (b) to negotiate any Competing Transaction with any person or entity; or (c) to enter into any agreement, letter of intent or agreement in principle as to any Competing Transaction. HBI will promptly give written notice to FAC upon becoming aware of any Competing Transaction.

                4.7 Monthly Status Reports. Within ten (10) calendar days after the end of each month commencing October 1, 1996, and continuing to the Effective Time, HBI will provide to FAC a written description of (a) the actions taken during the preceding month with respect to its compliance or non-compliance with the terms of this Article IV, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable to accomplish the above items, (b) the status, as of the date of the report, of all existing or threatened litigation, and (c) the status, as of the date of the report, of CFB'S compliance with the Home Mortgage Disclosure Act and shall also provide CFB's Loan Application Register ("LAR"). The monthly status reports shall also include copies of minutes of meetings of HBI's and CFB's Boards of Directors, and all committees thereof, occurring in the month for which such report is made and shall also include all documents presented to the directors of HBI and CFB related to such meetings.


                                  ARTICLE V

                            Additional Agreements

                5.1 Preparation of Offering Statement and/or Registration Statement.

                (a) For purposes of (i) holding the HBI shareholders' meeting to vote on the Merger and other matters contemplated herein, and (ii) registering the FAC Common Stock in connection with the Merger with the SEC and with applicable state securities Governmental Entities, the parties hereto shall cooperate in the preparation of an offering statement and/or registration statement, satisfying all applicable requirements of applicable state laws, and of the Securities Act and the Exchange Act and the rules and regulations thereunder (the "Statement").

                (b) FAC shall furnish such information concerning FAC as is necessary in order to cause the Statement, insofar as it relates to FAC, to comply with Section 5.1(a) hereof. FAC agrees promptly to advise HBI if at any time prior to the Effective Time any information provided by FAC in the Statement becomes incorrect or incomplete in any material respect and to provide the information needed to correct such inaccuracy or omission. FAC shall furnish HBI with such supplemental information as may be necessary in order to cause the Statement, insofar as it relates to FAC, to comply with Section 5.1(a).

                (c) HBI shall furnish FAC with such information concerning HBI as is necessary in order to cause the Statement, insofar as it relates to the HBI, to comply with Section 5.1(a) hereof, including, without limitation, all required audited financial statements for HBI and CFB, consolidated or otherwise, prepared by an independent accountant who shall be satisfactory to FAC. HBI agrees promptly to advise FAC if at any time prior to the Effective Time any information provided by HBI in the Statement becomes incorrect or incomplete in any material respect and to provide FAC with the information needed to correct such inaccuracy or omission. HBI shall furnish FAC with such supplemental information as may be necessary in order to cause the Statement, insofar as it relates to HBI, to comply with Section 5.1(a).

                (d) FAC and HBI, as the case may be, shall file the Statement with all required Regulatory Authorities. FAC shall use all reasonable efforts to have the Registration Statement declared effective under any applicable securities laws as promptly as practicable after such filing. FAC shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of FAC Common Stock in the Merger, and HBI shall furnish all information concerning HBI and the holders of HBI Common Stock as may be reasonably requested in connection with any such action. FAC shall advise HBI promptly when the Statement has become effective and of any supplements or amendments thereto, and FAC shall furnish HBI with copies of all such documents.



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




                5.2 Letter of HBI's Accountant. HBI shall use all reasonable efforts to cause to be delivered to FAC a consent letter of an independent accountant (such accountant being satisfactory to FAC), dated a date within two business days before the date on which the Registration Statement shall become effective, in form and substance reasonably satisfactory to FAC, and in scope and substance consistent with applicable professional standards for letters delivered by independent public accountants in connection with registration statements similar to Form S-3 or Form S-4.

                5.3 Access to Information. Upon reasonable notice, HBI shall (and shall cause CFB to) afford to the officers, employees, accountants, counsel and other representatives of FAC, access, during normal business hours, including each weekday which is not a legal holiday as defined by the state of Tennessee during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, HBI shall (and shall cause CFB to) make available to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws or federal or state banking laws (other than reports or documents which it is not permitted to disclose under applicable law) and (b) all other information concerning its business, properties and personnel as FAC may reasonably request. No investigation by FAC shall affect the representations and warranties of HBI. HBI agrees to work with FAC from the execution of this Agreement until the Effective Time to develop plans, financial and otherwise, and to communicate those plans as FAC deems appropriate, so as to afford maximum effectiveness in the transition contemplated by this Agreement with respect to HBI's and CFB's customers, employees, communities and shareholders.

                5.4 HBI Stockholders' Meeting. HBI shall call a meeting of its stockholders to be held as promptly as practicable on a mutually agreeable date for the purpose of voting upon the approval of this Agreement. HBI will, through its Board of Directors, recommend to its stockholders, and each of the Directors has individually agreed to vote his or her shares for, approval of this Agreement and all related matters necessary to the consummation of the transactions contemplated hereby. HBI and FAC shall coordinate and cooperate with respect to the timing of such meeting and HBI shall use its best efforts to hold such meeting as soon as practicable after the date on which the Statement becomes effective.

                5.5 Legal Conditions to Merger. Each of HBI and FAC shall, and shall cause its Subsidiaries to, use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and to consummate the



                                      A-27

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transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or any other public or private third party which is required to be obtained or made by such party or any of its Subsidiaries in connection with the Merger, and the transactions contemplated by this Agreement. Each of HBI and FAC will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them or any of their Subsidiaries in connection with the foregoing. FAC shall, as soon as practicable following execution of this Agreement, prepare and file with appropriate authorities, including Regulatory Authorities, such documents as may be necessary in order to consummate the transactions contemplated hereby.

                5.6 Affiliates. No later than thirty (30) calendar days prior to the HBI shareholders' meeting regarding the Merger, HBI shall deliver to FAC a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of HBI, "affiliates" of HBI for purposes of Rule 145 under the Securities Act. HBI shall use its best efforts to cause each person named in the letter delivered by it to deliver to FAC fifteen
(15) calendar days prior to the shareholders' meeting a written "affiliates" agreement, in the form attached hereto as Exhibit A, restricting the disposition by such person of the FAC Common Stock to be received by such person in the Merger.

                5.7 Nasdaq Stock Market Listing. FAC shall use all reasonable efforts to cause the shares of FAC Common Stock to be issued in the Merger to be approved for listing on The Nasdaq Stock Market prior to the Closing Date.

                5.8 Transition of Certain Employee Benefit Plans; Employment Matters.

                (a) FAC and HBI shall cooperate after the execution of this Agreement and the Plan of Merger so that, as soon as practicable after the Effective Time, FAC will become the sponsor of the ESOP and will be empowered to appoint successor trustees of the ESOP. It is the intention of FAC and HBI that, as soon as practicable after the Effective Time, the ESOP be terminated or otherwise amended in a manner so that (i) only employees of HBI prior to the Effective Time shall be eligible to receive ESOP benefits, (ii) FAC will not be required to make contributions to the ESOP, (iii) all expenses of administering the ESOP that are legally chargeable to the ESOP shall be paid out of the assets of the ESOP, and (iv) any shares of employer securities released from the collateral suspense account of the ESOP, after repayment of the exempt loan owed by the ESOP, will be allocated to participant accounts in a manner that is permissible under Section 415 of the Code. FAC shall only be obligated to take actions with respect to the ESOP that it determines to be consistent with ERISA and the Code and that are otherwise prudent and



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appropriate, as advised by its legal counsel. Furthermore, FAC may condition any such actions upon obtaining prior approval from the Internal Revenue Service or the U.S. Department of Labor. After all amounts have been allocated to participant accounts pursuant to Section 415 of the Code, FAC may, at its discretion, (i) merge the assets of the ESOP with any defined contribution plan of FAC in a manner that complies with Section 414(l) of the Code, or (ii) amend the ESOP to permit distributions to participants pursuant to a termination of the ESOP or another distribution event. Nothing herein shall require FAC to register the shares of FAC stock held by the ESOP for resale or to provide for distributions from the ESOP that are not registered for resale or otherwise exempt from registration under federal and state securities laws.

                (b) FAC will take appropriate actions so that any amounts that cannot be allocated to participant accounts upon the repayment of the ESOP loan because of the limits of Section 415 of the Code will be allocated to such participant accounts in succeeding limitation years. FAC will not take any action to terminate the ESOP until all such amounts have been so allocated to participant accounts, except as necessary to comply with ERISA or the Code.

                (c) HBI shall take all actions necessary to terminate all HBI Benefit Plans that are "welfare benefit plans" within the meaning of Section 3(2) of ERISA as of or prior to the Effective Time. However, FAC and HBI may otherwise agree on or before the Effective Time to cause any HBI Benefit Plan to remain in effect for a period of time after the Effective Time in order to allow for an orderly and reasonable transition of welfare benefits under the FAC benefit plans.

                (d) HBI, CFB, and the executive officers of HBI or CFB shall not communicate with employees of HBI or CFB concerning the matters set forth in this Section 5.8 except with the prior written consent of FAC. The actions prescribed by this Section 5.8 are all contingent upon obtaining appropriate determinations and rulings from the IRS and, if necessary, other governmental agencies as to the effect of such actions on the qualification of the plans involved and the compliance of such actions with other applicable law.

                5.9 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense; provided that FAC and HBI shall equally share all expenses connected with the printing and mailing of the Statement; and, provided, further, that in the event a majority vote of the HBI shareholders to approve the Merger is not obtained and that this Agreement is terminated by FAC as a



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result thereof, HBI shall bear all of the expenses incurred by FAC in connection with the preparation, printing, or mailing of the Offering Statement to HBI shareholders, the registration of FAC Common Stock hereunder through the Registration Statement or other out-of-pocket expenses incurred by FAC hereunder.

                5.10 Brokers or Finders. Each of FAC and HBI represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement except as contemplated by Section 6.2(b) hereof and except as disclosed in the Statement, and each party agrees to indemnify the other party and hold the other party



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harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such first party or its affiliate.

                5.11 HBI Accruals and Reserves. No later than five (5) business days prior to the Closing Date, HBI shall review and, to the extent determined necessary or advisable, consistent with GAAP, modify and change its loan, accrual and reserve policies and practices (including loan classifications and levels of reserves and accruals and reserves to (i) reflect the Surviving Corporation's plans with respect to the conduct of HBI's business following the Merger and (ii) make adequate provision and accrue for the costs and expenses relating thereto including, without limitation, expenses relating to taxes, stock option plans, employment agreements, severance benefits and split dollar insurance premiums) so as to be applied consistently on a basis with those of FAC. HBI shall also adjust loan loss and OREO reserves as may be appropriate, consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff, in light of the then anticipated post-Closing disposition of certain HBI assets. HBI shall promptly send to FAC a summary of the accruals, reserves, and provisions made pursuant to this Section 5.11.

                5.12 Bank Merger. The parties hereto agree to use their reasonable efforts between the date of this Agreement and the Closing Date to take all actions necessary or desirable, including the filing of any regulatory applications, so that the merger (the "Bank Merger") of CFB with and into FANB, with FANB being the surviving depository institution, will occur as soon as practicable after the Effective Time. As soon as practicable after the execution and delivery of this Agreement, HBI shall cause CFB and FAC shall cause FANB to enter into a Bank Plan of Merger, mutually agreeable to the parties and consistent with the terms of this Agreement.

                5.13 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

                5.14 Cooperation Generally. Between the date of this Agreement and the Effective Time, FAC, HBI and their Subsidiaries shall use their best efforts, and to take all actions necessary or appropriate, to consummate the Merger and the other transactions contemplated by this Agreement.



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                                   ARTICLE VI

                             Conditions Precedent

                6.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

                (a) HBI Stockholder Approval. This Agreement shall have been approved and adopted by the affirmative vote of the holders of not less than a majority of the issued and outstanding shares of HBI Common Stock entitled to vote thereon and no more than five percent (5%) of the issued and outstanding shares of HBI Common Stock eligible to vote are Dissenting Shares as defined in Article II hereof. HBI shall, upon such approval and adoption, immediately provide to FAC a written certificate attesting to the shareholders' adoption and approval. In addition, if required by FAC, commencing three (3) business days after the date of mailing the Statement to the holders of HBI Common Stock and continuing to the date of the stockholders' meeting referred to in Section 5.4 hereof, HBI shall forward to FAC, on a daily basis, (i) a written report concerning the number and percentage of shares of HBI Common Stock voted in favor of the Merger and the other transactions contemplated by this Agreement, and (ii) the number and percentage of Dissenting Shares.

                (b) Other Approvals. Other than the filing provided for by Section 1.1, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all the foregoing, "Consents") which are necessary for the consummation of the Merger, other than Consents the failure to obtain which would have no material adverse effect on the consummation of the Merger or on the Surviving Corporation and its Subsidiaries, taken as a whole, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect. FAC shall have received all state securities or blue sky permits and other authorizations necessary to issue the FAC Common Stock in exchange for HBI Common Stock and to consummate the Merger.



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                (c) Registration Statement. The Statement shall have
become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

                (d) No Injunctions or Restraints: Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any Governmental Entity seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal.

                6.2 Conditions to Obligations of FAC. The obligation of FAC to effect the Merger is subject to the satisfaction of the following conditions unless waived in writing by FAC:

                (a) Representations and Warranties. The representations and warranties of HBI set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and FAC shall have received a certificate signed on behalf of HBI by Joseph H. Crabtree, Sr., in his capacity as Director and Secretary of HBI and as Chairman, President and Chief Executive Officer of CFB, to such effect.

                (b) HBI's Shareholders' Equity. As of the Closing Date and continuing until the Effective Time, the shareholders' equity of HBI, calculated on a consolidated basis in accordance with GAAP, shall not be less than $6,100,000, exclusive of amounts accrued or paid by HBI relating to the conversion of CFB's operations into those of FANB's, fees for HBI's legal and other professional advisory services related to the consummation of the Merger and the transactions related thereto in an amount not to exceed $300,000, the preparation of the financial statements contemplated by Section 5.1(c) hereof, and the one-time dividend permitted by Section 3.1(b)(iv) hereof to be paid by HBI to holders of HBI Common Stock prior to Closing, and FAC shall have received a certificate signed on behalf of HBI by its Chief Financial Officer and by Joseph H. Crabtree, Sr., in his capacity as Director and Secretary of HBI and as Chairman, President and Chief Executive Officer of CFB, to such effect.



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                (c) Performance of Obligations of HBI. HBI shall have
performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and FAC shall have received a certificate signed on behalf of HBI by Joseph H. Crabtree, Sr., in his capacity as Director and Secretary of HBI and Chairman, President, and Chief Executive Officer of CFB, to such effect.

                (d) Consents Under Agreements. Prior to or on the
Closing Date, HBI shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(b) hereof) whose consent or approval, to HBI's knowledge after due inquiry, shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of HBI or CFB under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, and FAC shall have received a certificate on behalf of HBI signed by Joseph H. Crabtree, Sr., in his capacity as Director and Secretary of HBI and Chairman, President, and Chief Executive Officer of CFB, to such effect.

                (e) Opinions. FAC shall have received the opinion of the law firm of Miller & Martin, counsel to HBI, dated as of the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that FAC and HBI will each be a party to that reorganization within the meaning of
Section 368(b) of the Code.

                FAC also shall have received the opinion of the law firm of Miller & Martin, counsel to HBI, dated as of the Closing Date, in form reasonably satisfactory to FAC, which shall cover the following matters:

                (i) HBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee;

                (ii) CFB is a Tennessee state chartered bank duly incorporated, organized, validly existing, and in good standing under the laws of the State of Tennessee;

                (iii) The Agreement and Plan of Merger has been duly and validly authorized, executed and delivered by HBI (assuming that this Agreement is a binding obligation of FAC) constitutes a valid and binding obligation of HBI enforceable in accordance with its terms, subject as to enforceability to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion;



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                (iv) The execution and delivery of this Agreement and the
consummation of the Merger and the Bank Merger have been duly and validly authorized by the shareholders of HBI Common Stock and the Boards of Directors of HBI and CFB and no other corporate action is necessary to authorize the Agreement or to consummate the Merger and the Bank Merger by HBI or CFB. No consent or approval, which has not already been obtained, from any governmental authority is required for execution and delivery by HBI of the Agreement or any of the documents to be executed and delivered by HBI in connection therewith and the consummation of the Merger and the Bank Merger;

                (v) Immediately prior to the Effective Time (1) the authorized and issued capital stock of HBI consists solely of 24,630 shares of HBI Common Stock and no other shares of capital stock of HBI or CFB are issued or outstanding; (2) there are no agreements or understandings by HBI with respect to the voting, sale or transfer of any shares of capital stock of HBI or CFB other than as contemplated by this Agreement; (3) CFB is wholly owned by HBI;
(4) except for the shares of HBI Common Stock and the Options for 9,000 shares of HBI Class B Common Stock referred to in Section 3.1(a)(iii) hereof, there are no shares of capital stock or securities convertible into or evidencing the right to purchase shares of HBI Capital Stock outstanding; and (5) all shares of HBI Common Stock outstanding were duly authorized, and nonassessable and were free of the preemptive right of any shareholder;

                (vi) Neither the execution, delivery and performance of this Agreement by HBI nor the consummation of the Merger and the Bank Merger will (a) conflict with or result in a breach of any provision of the respective charters, articles of association or bylaws of HBI or CFB, (b) constitute or result in the breach of any term, condition, provision of or constitute a default under, or give rise to any right of termination, cancellation, or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or assets of HBI or CFB pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation included in the HBI Disclosure Schedules to which HBI or CFB is a party or by which HBI or CFB is bound or to which any of their properties or assets may be subject, or
(c) violate any order, judgment or decree to which HBI or CFB is a party or by which any of them or any of their properties or assets is bound;

                (vii) Except as set forth in the HBI Disclosure Schedules, there is no litigation, proceeding or governmental investigation pending or threatened against HBI or CFB, their properties, businesses or assets that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on HBI or CFB and neither HBI nor CFB has received any notification by any regulatory agency asserting that it is not in



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compliance with any applicable laws, statutes or regulations or that seeks to revoke any license, franchise, permit or other governmental authorization which is necessary to conduct their businesses as presently conducted.

                Such opinion (i) may expressly rely as to matters of fact upon certificates furnished by appropriate officers of HBI, CFB or appropriate government officials and (ii) shall incorporate, be guided by, and be interpreted in accordance with, the Legal Opinion Accord of the American Bar Association Section of Business Law (1991).

                (f) Conversion of HBI Preferred Stock to HBI Common
Stock. Prior to the Closing Date, the one (1) issued and outstanding share of HBI Preferred Stock shall have been converted into one (1) share of HBI Common Stock.

                (g) No Material Adverse Change. There shall have been no material adverse change in the business, financial condition, prospects or results of operations or prospects of HBI and CFB from that reflected in the HBI Reporting Documents or the HBI Disclosure Schedules and HBI or CFB shall not have suffered any substantial loss or damage to their respective properties, or assets whether or not insured that would materially adversely affect or impair the ability of HBI or CFB to conduct their business and operations except for such changes that result from changes contemplated by this Agreement.

                (h) Affiliate Agreements. FAC shall have received written affiliates agreements as provided in Section 5.6 hereof.

                (i) Accountant's Letter. FAC shall have received a letter from an independent auditor, (such accountant being satisfactory to FAC) dated as of the Closing Date, in form and substance satisfactory to FAC, stating in effect in respect of HBI and CFB that: (1) they have examined the consolidated financial statements of HBI as of December 31, 1995, and December 31, 1994, and for each of the years then ended and have made a limited review in accordance with the standards established by the American Institute of Certified Public Accountants of the latest available unaudited consolidated interim financial statements of HBI available after December 31, 1995; (2) on the basis of reading the latest available unaudited consolidated interim financial statements of HBI; reading the minutes of the meetings of the stockholders and the Board of Directors and committees thereof of HBI and CFB for the period from December 31, 1995, to the Closing Date, and inquiries of officers of HBI and CFB having responsibility for financial and accounting matters as to whether the unaudited consolidated financial statements referred to in (1) above are stated on a basis substantially consistent with that of the audited



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consolidated financial statements as of December 31, 1995, and December 31,
1994, and for the years then ended, nothing came to their attention which caused them to believe that during the period from December 31, 1995, to the Effective Time there were any changes in the capital stock or the long term debt of HBI and CFB or any decreases in interest income, net earnings or net assets of HBI have occurred or are expected to occur (except for changes or decreases resulting from securities portfolio gains or losses, the effect of transaction costs and other costs incurred upon consummation of the Merger); and (3) on the basis of (i) reading the latest available interim consolidated financial statements which are referred to above and (ii) inquiries of certain officials of HBI and CFB having responsibility for financial and accounting matters concerning whether the unaudited consolidated interim financial statements referred to in (1) above are presented fairly, nothing came to their attention which caused them to believe that the latest available consolidated interim financial statements are not fairly presented in conformity with GAAP applied on a basis consistent with that followed in the audited consolidated financial statements dated December 31, 1995, and December 31, 1994, and for the years then ended.

                (j) FAC shall have received a certificate of the Secretary of HBI certifying to FAC immediately prior to the Effective Time (1) the number of shares of HBI Common Stock issued and outstanding; (2) that there are no shares of HBI Class B Common Stock and HBI Preferred Stock issued and outstanding; (3) that there are no options for HBI Common Stock outstanding; (4) the number of Options for HBI Class B Common Stock outstanding; (5) that no other shares of capital stock or securities convertible into or evidencing the right to purchase or subscribe for any shares of HBI Capital Stock are outstanding and that there are no other outstanding warrants, calls, subscriptions, rights, commitments, stock appreciation rights, phantom stock or similar rights or any other agreements of any character obligating HBI or CFB to issue any shares of capital stock or securities convertible into or evidencing the right to purchase such stock; and (6) 1000 shares of HBI Common Stock, no shares of HBI Class B Common Stock, and no shares of HBI Preferred Stock are held by HBI in treasury or by CFB.

                (k) Consultant Agreement. The Consultant Agreement with
Joseph H. Crabtree, Sr., substantially in the form of Exhibit B, attached hereto, shall been executed and delivered by Mr. Crabtree, and the Crabtree Employment Agreement shall have been terminated by HBI pending occurrence of the Effective Time, prior to or on the Closing Date, and shall be of no force and effect on and after the effective time.



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                (l) Final Monthly Status Report. At Closing, CFB shall
provide to FAC a statement, dated on and as of the Closing Date, concerning the status of each of the items required by Section 4.7 hereof.

                (m) ESOP. FAC shall be satisfied that the trustee of the ESOP has fulfilled its obligations under ERISA and Section 409 of the Code with respect to the voting of shares of HBI Common Stock held by the ESOP. FAC may require that HBI provide reasonable evidence that the ESOP trustee has complied with such requirements and FAC may inspect all (i) solicitation materials, including, without limitation, "pass-through" voting instructions, provided by the trustee to ESOP participants, and (ii) legal and expert opinions relied on by the trustee in determining its response to the transactions contemplated in the Plan of Merger. Further, the trustee of the ESOP shall have agreed to use any proceeds received by the ESOP in connection with the Merger to prepay the exempt loan owed to HBI by the ESOP as soon as practicable following the Effective Time.
                (n) Determination Letter. HBI shall, upon consultation and prior written approval of FAC, have promptly taken all reasonable and necessary actions to apply for a favorable determination letter from the IRS with respect to tax-qualification of the ESOP pursuant to the relief available under the Employee Plans Closing Agreement Program established by the IRS and described in Revenue Procedure 94-16, such application having been accepted under such program as "voluntary" and the relief requested thereunder specifically addressing the failure of the ESOP to comply timely with the provisions of the Omnibus Budget Reconciliation Act of 1993, and a favorable determination letter covering the requirements of such Act and the Unemployment Compensation Amendments of 1992 shall have been issued or shall be pending issuance by the IRS with no additional action by HBI.

                6.3 Conditions to Obligations of HBI. The obligation of HBI to effect the Merger is subject to the satisfaction of the following conditions unless waived by HBI:

                (a) Representations and Warranties. The representations and warranties of FAC set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and HBI shall have received a certificate signed on behalf of FAC by its Chairman, President, and Chief Executive Officer or a Vice Chairman and by its Chief Accounting Officer to such effect.



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                (b) Performance of Obligations of FAC. FAC shall have
performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and HBI shall have received a certificate signed on behalf of FAC by its Chairman, President and Chief Executive Officer or a Vice Chairman and by its Chief Accounting Officer to such effect.

                (c) Opinion. HBI shall have received the opinion of Martin E. Simmons, Esq., General Counsel to FAC, dated as of the Closing Date, in form reasonably satisfactory to HBI, which shall cover the following matters:

                (i) FAC is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee;

                (ii) FANB is a national banking association duly organized, validly existing, and in good standing under the laws of the United States of America;

                (iii) The Agreement and Plan of Merger has been duly and validly authorized, executed and delivered by FAC (assuming that this Agreement is a binding obligation of HBI) constitutes a valid and binding obligation of FAC enforceable in accordance with its terms, subject as to enforceability to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion;

                (iv) The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly authorized by the joint Board of Directors of FAC and FANB and no other corporate action is necessary to authorize the Agreement or to consummate the Merger and the Bank Merger by FAC or FANB. To the actual knowledge of such counsel, no consent or approval, which has not already been obtained, from any governmental authority is required for execution and delivery by FAC of the Agreement or any of the documents to be executed and delivered by FAC in connection therewith and the consummation of the Merger and the Bank Merger; and

                (v) Immediately prior to the Effective Time (1) the authorized capital stock of FAC consists of 50,000,000 shares of FAC Common Stock and 2,500,000 shares of FAC Preferred Stock; and there were sufficient shares of FAC Common Stock reserved for issuance to HBI shareholders upon consummation of the Merger; and the shares of FAC Common Stock to be issued to the holders of HBI Common Stock and HBI Options pursuant hereto have been duly authorized and when issued will be non-assessable.



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




                Such opinion (i) may expressly rely as to matters of fact upon certificates furnished by appropriate officers of FAC, FANB or appropriate government officials and (ii) shall incorporate, be guided by, and be interpreted in accordance with, the Legal Opinion Accord of the American Bar Association Section of Business Law (1991).

                (d) No Material Adverse Change. There shall have been no material adverse change in the business, financial condition, prospects or results of operations or prospects of FAC from that reflected in the FAC SEC Documents and FAC or FANB shall not have suffered any substantial loss or damage to their respective properties, or assets whether or not insured that would materially adversely affect or impair the ability of FAC or FANB to conduct their business and operations taken as a whole.


                                   ARTICLE VII

                            Termination and Amendment

                7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of HBI:

                (a) by mutual written consent of FAC and HBI; or

                (b) by either FAC or HBI if (i) the Merger shall not have been consummated on or before April 30, 1997 (the "Termination Date"), provided the terminating party shall not have breached in any material respect its obligations under this Agreement in a manner that proximately contributed to the failure to consummate the Merger by such date, (ii) any governmental or regulatory body, the consent of which is a condition to the obligations of FAC and HBI to consummate the transactions contemplated hereby or by the Merger Plan, shall have determined not to grant its consent and all appeals of such determination shall have been taken and have been unsuccessful, or (iii) any court of competent jurisdiction in the United States or any State shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable.


                (c) By FAC:



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                (i) if any event shall have occurred as a result of which any condition set forth in Sections 6.1 or 6.2 is no longer capable of being satisfied;

                (ii) if there has been a material breach by HBI of any representation or warranty contained in this Agreement, or there has been a breach of any of the covenants or agreements set forth in this Agreement on the part of HBI;

                (iii) If HBI (or its Board of Directors) shall have authorized, recommended, proposed or publicly announced its intention to enter into a Competing Transaction (as herein defined);

                (iv) if the Board of Directors of HBI shall have withdrawn or materially modified its authorization, approval or recommendation to the stockholders of HBI with respect to the Merger or this Agreement or shall have failed to make the favorable recommendation required by Section 5.5; or

                (v) as provided in Section 4.6(b).

                (d) By HBI:

                (i) if any event shall have occurred as a result of which any condition set forth in Sections 6.1 or 6.3 is no longer capable of being satisfied; or

                (ii) if there has been a breach by FAC of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a material adverse effect on the assets, liabilities, financial condition, results of operations, business or prospects of FAC and FANB, taken as a whole, or there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of FAC.

                For purposes of this Agreement, the term "Competing Transaction" means any of the following involving HBI or CFB (other than the transactions contemplated by this Agreement): (x) any merger, consolidation, share exchange, business combination, or other similar transaction; (y) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the HBI Capital Stock or assets of HBI in a single transaction or series of transactions to the same person, entity or group; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

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                7.2 Rights and Obligations Upon Termination. If this
Agreement is terminated as provided herein, each party will deliver all documents, work papers, and other materials of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same including using its best efforts to obtain and deliver all such documents, work papers and materials, except to the extent previously delivered to third parties in connection with the transactions contemplated hereby, and all information received by any party hereto with respect to the business of any other party shall not at any time be used for the advantage of, or disclosed to third parties by, such party to the detriment of the party furnishing such information; provided, however, that this Section 7.2 shall not apply to any documents, work papers, material, or information which is a matter of public knowledge or which heretofore has been or hereafter is published in any publication for public distribution or filed as public information with any governmental agency.

                7.3 Fees and Expenses. HBI acknowledges that FAC has spent, and will be required to spend, substantial time and effort in examining the business, properties, affairs, financial condition and prospects of HBI and CFB, has incurred, and will continue to incur, substantial fees and expenses in connection with such examination, the preparation of this Agreement and the accomplishment of the transactions contemplated hereunder, and will be unable to evaluate and, possibly, make investments in or acquire other entities due to the limited number of personnel available for such purpose and the constraints of time. Therefore, to induce FAC to enter this Agreement,

                (a) If FAC terminates this Agreement pursuant to:

                (i) Sections 7.1(c)(i) or (c)(ii) by reason of the failure to meet any condition contained in Section 6.2(a) or (b) due to HBI's knowing and intentional misrepresentation or knowing and intentional breach of warranty or breach of any covenant or agreement and within twelve (12) months from the date of termination a Competing Transaction is consummated or HBI shall have directly or indirectly solicited bids for a Competing Transaction or shall have entered into an agreement or an agreement in principle which if consummated would constitute a Competing Transaction;

                (ii) Section 7.1(c)(iv);

                (iii) Section 7.1(c)(iii) and within twelve (12) months from the date of termination a Competing Transaction is consummated or HBI shall have entered into an agreement which if consummated would constitute a Competing Transaction; or

                (b) if HBI terminates this Agreement pursuant to Section 7.1(d) because this Agreement did not receive the requisite vote of the HBI stockholders and within twelve (12) months from the date of termination a Competing Transaction is consummated or HBI shall have entered into an agreement which if consummated would constitute a Competing Transaction; then HBI shall pay to FAC a fee in the amount of $1.3 million (the "Fee"), which amount is inclusive of the FAC Expenses, not as a penalty but as full and complete liquidated damages. Any payment required pursuant to this Section 7.3 shall be made no later than two business days after the date due and shall be made by wire transfer of immediately available funds to an account designated by FAC. In the event that FAC is entitled to the Fee, HBI shall also pay to FAC interest at the rate of 6% per year on any amounts that are not paid when due, plus all costs and expenses in connection with or arising out of the enforcement of the obligation of HBI to pay the Fee or such interest.

                7.4 Effect of Termination. Except for such provisions of this Agreement which by their terms expressly survive the termination hereof and the provisions of Sections 7.2, 7.3, and this Section 7.4, which shall survive any termination of this Agreement, no other provision shall survive the termination hereof. In the event of a termination of this Agreement pursuant to
Section 7.1, this Agreement shall forthwith become void and have no further effect.


                                  ARTICLE VIII

                               General Provisions

                8.1 Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those agreements and covenants which by their terms apply or are intended to be performed in whole or in part after the Effective Time.

                8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with prior telephonic confirmation) or mailed by registered or certified mail or sent by a nationally recognized expedited courier (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                (a)       if to FAC, to

                First American Corporation
                615 First American Center
                Nashville, Tennessee  37237-0615
                Attention: Denny Bottorff, Chairman and Chief Executive Officer

with a copy to


                Martin E. Simmons, Esq.
                Executive Vice President-Administration,
                General Counsel and Secretary
                606 First American Center
                Nashville, Tennessee  37237-0606

and

                (b)       if to HBI, to

                Hartsville Bancshares, Inc.
                328 Broadway
                Hartsville, TN  37738
                Attention: Joseph H. Crabtree, Sr., Director and Secretary

with a copy to

                Kathryn R. Edge, Esq.
                Miller & Martin
                Suite 1225
                Suntrust Center
                Nashville, TN 37219

                8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement, "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 11, 1996.

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                8.4 Counterparts. This Agreement may be executed in two
or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                8.5 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and (b) except as expressly provided herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that, except as hereinafter agreed upon in writing, no party shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Merger until consummation thereof.

                8.6 Governing Law; Choice of Forum. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee, without regard to any applicable conflicts of law. All matters arising out of this Agreement and the transactions contemplated hereby shall be heard before a federal or Tennessee state court with competent jurisdiction residing in Davidson County, Tennessee.

                8.7 Injunctive Relief; Limitations on Remedies. The parties hereto acknowledge and agree that since a remedy at law for any breach or attempted breach of the provisions hereof shall be inadequate, the parties shall be entitled to specific performance and injunctive or other equitable relief in case of any such breach or attempted breach, in addition to whatever other remedies may exist at law. The parties hereto also waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Each party further agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or thereof or to any other remedy, including but not limited to money damages, for breach hereof or thereof or of any other provision of this Agreement or parts hereof as a result of such holding or order. This provision is not intended to render null or unenforceable any obligation hereunder that would be valid and enforceable if this provision were not in this Agreement.

                8.8 Publicity. Except as otherwise required by law, HBI shall not, and shall not permit CFB to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the prior written consent of FAC.

                8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                8.10 Consents. For purposes of any provision of this Agreement requiring, permitting or providing for the consent of FAC or HBI, the written consent of the Chief Executive Officer of FAC or the President of CFB, as the case may be, shall be sufficient to constitute such consent.

                8.11 Disclosures. No fact or event shall be deemed to have been disclosed by one party to the other party for purposes of this Agreement unless such fact or event is disclosed in a writing delivered to such party.


                IN WITNESS WHEREOF, FAC and HBI have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of October 11, 1996.

                                  FIRST AMERICAN CORPORATION



                                  BY: /s/ Dennis C. Bottorff
                                      -------------------------------------
                                       DENNIS C. BOTTORFF
                                       CHAIRMAN AND CHIEF EXECUTIVE OFFICER

ATTEST:

/s/ Mary Neil Price
-----------------------------

Title: EVP and Assistant Secretary
      ----------------------------

                           HARTSVILLE BANCSHARES, INC.



                                    BY: /s/ Joseph H. Crabtree, Sr.
                                       -----------------------------------
                                            JOSEPH H. CRABTREE, SR.
                                            DIRECTOR AND SECRETARY

ATTEST:

/s/ Joyce Mungle
--------------------------------

Title: CFO
      --------------------------

                                    EXHIBIT A


                                              , 1996
                             -----------------


FIRST AMERICAN CORPORATION
615 First American Center
Nashville, Tennessee  37237-0615

Ladies and Gentlemen:

     1. I have been advised that I might be considered to be an "affiliate," as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), of Hartsville Bancshares, Inc., a Tennessee corporation ("HBI").

     2. Pursuant to an Agreement and Plan of Merger dated October 11, 1996 (the "Agreement"), among First American Corporation, a Tennessee corporation ("FAC") and HBI, it is contemplated that HBI will merge with and into FAC and that all of the outstanding common stock, $10.00 par value, of HBI ("HBI Common Stock") will be converted into common stock, par value $5.00 per share, of FAC ("FAC Commmon Stock") as set forth in the Agreement (the "Merger"). In connection with the Merger, I will receive upon conversion of the shares of HBI Common Stock then owned by me shares of FAC Common Stock pursuant to the provisions of the Agreement.

     3. I hereby agree as follows:

          I will not offer to sell, transfer or otherwise dispose of any of the shares of FAC Common Stock distributed to me pursuant to the Merger (the "Stock") except (a) in compliance with the applicable provisions of Rule 145, (b) in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or (c) in an offering registered under the Securities Act.

     4. I consent to the endorsement of the certificates for the Stock to be issued to me pursuant to the Merger with a restrictive legend which will read substantially as follows:

          "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended (the "Act"), applies, and may be sold or otherwise transferred only in compliance with the limitations of such Rule 145, or upon receipt by First American Corporation of an opinion of counsel reasonably satisfactory to it that some other exemption from registration under the Act is available, or pursuant to a registration statement under the Act.

     FAC's transfer agent shall be given an appropriate stop transfer order and shall not be required to register any attempted transfer of the shares of the Stock, unless the transfer has been effected in compliance with the terms of this letter agreement.

     5. It is understood and agreed that this letter agreement shall terminate as to shares of Stock and be of no further force and effect and the legend set forth in 3 above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer of restrictions shall be lifted forthwith, if (i) any such shares of Stock shall have been registered under the Securities Act for sale, transfer or other disposition by me or on my behalf and are sold, trasferred or otherwise disposed of, or (ii) the shares of Stock are sold in accordance with the provisions of paragraphs (c), (e), (f), and (g) of Rule 144 promulgated under the Securities Act, or (iii) I am not at the time an affiliate of FAC and have been the beneficial owner of the Stock for at least two years (or such other period as may be prescribed by the Securities Act and the rules and regulations promulgated thereunder) and FAC has filed with the Commission all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding twelve months, or (iv) I am not and have not been for at least three months an affiliate of FAC and have been the beneficial owner of the Stock for at least three years (or such period as may be prescribed by the Securities Act and the rules and regulations promulgated thereunder), or (v) FAC shall have received a letter from the staff of the Commission, or an opinion of counsel reasonably acceptable to FAC, to the effect that the stock transfer restrictions and the legend are not required.

     6. I hereby agree that, for a period of two (2) years following the effective date of the Agreement, if I transfer the Stock in a transaction other than a registered public offering or a sale pursuant to Rule 145, I will obtain an agreement similar to this from each transferee.

     7. I have carefully read this letter agreement and the Agreement and have discussed their requirements and other applicable limitations upon my ability to offer to sell, transfer or otherwise dispose of shares of Stock, to the extent I felt necessary, with my counsel or counsel for HBI.



                                           ----------------------------------
                                           NAME


                                           -----------------------------
                                           PRINT NAME

Agreed and accepted this        day
                         ------
of               , 1996 by
   --------------
FIRST AMERICAN CORPORATION


By:
   --------------------------------

                                    EXHIBIT B

                              CONSULTING AGREEMENT

     This CONSULTING AGREEMENT (the "Agreement") dated as of ______, 1996 by and between First American National Bank, having its principal offices in Nashville, Tennessee (hereinafter "FANB") and Joseph H. Crabtree, Sr. (hereinafter "Consultant");

                              W I T N E S S E T H:

     WHEREAS, FANB is regularly engaged in the business of banking and the providing of financial services; and

     WHEREAS, Hartsville Bancshares, Inc. ("HBI") has merged with and into First American Corporation ("FAC") and HBI's wholly-owned subsidiary, CommunityFIRST Bank ("CFB"), has merged with and into FANB; and

     WHEREAS, Consultant formerly served as a Director and Secretary of HBI and as the Chairman, President and CEO of CFB and was a principal shareholder of HBI and has significant experience and expertise in the businesses of banking and providing of financial services; and

     WHEREAS, FANB wishes to engage Consultant to provide his assistance and services to FANB for their mutual benefit and profit; and

     WHEREAS, Consultant is willing to provide assistance and services to FANB on the terms set out herein.

     NOW, THEREFORE, premises considered, in consideration of the mutual covenants set out below, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto intending to be legally bound agree as follows:

                 1. Engagement. FANB hereby retains Consultant for a term commencing on the date hereof and ending on _____ 1, 2002 (the "Term") on the terms and conditions set out in this Agreement; provided, however, that this Agreement shall be of no force and effect until the occurence of the Effective Time of the merger of HBI with and into FAC pursuant to the Agreement and Plan of Merger by and between FAC and HBI dated as of October 11, 1996.

                 2. Services. Throughout the Term and in a manner commensurate with his previous position with CFB, Consultant undertakes to provide his personal advice and counsel to FANB and/or its affiliates, including without limitation, FAC, in connection with the business of banking and financial services. Specifically, Consultant agrees to provide his advice and counsel to FANB in connection with the ongoing operations of CFB as one or more branches of FANB.

Consultant further agrees to perform certain duties in respect to the transition of CFB into one or more branches of FANB, to assist in maintaining and developing customer relationships, as well as Board, employee and community relationships, particularly including those originating in Trousdale and Sumner Counties, and Middle Tennessee in general, and such other projects as may from time to time be identified by FANB. Such duties may include, without limitation, counsel and advice in connection with acquisitions or potential acquisitions to be made by FANB or FAC and/or their affiliates, and, if requested, service on one or more Advisory Boards of FANB. Consultant also agrees to serve in such additional capacities as may be mutually agreed between Consultant and FANB. Consultant shall provide up to an average of twenty-four (24) hours of service per month for the first six (6) calendar months of the Term, and, thereafter, shall provide up to an average of twelve (12) hours of service per month for the remainder of the Term. In no event shall Consultant's performance under this Agreement be based upon the performance, profitability or deposits of FAC, FANB, or with regard to the converted operations of CFB as one or more branches of FANB.

                  3. Scope of Service. The duties and obligations of Consultant under this Agreement are neither exclusive nor full-time. Subject to the provisions of Section 7 hereof, Consultant shall be free to pursue and conduct all other business activities.

                  4. Remuneration and Insurance.

                 (a) In consideration of the services to be rendered by Consultant pursuant to this Agreement, FANB shall pay Consultant annual fees of Two Hundred Twenty-Five Thousand Dollars ($225,000.00). FANB shall pay one twelfth (1/12) of such annual fees to Consultant monthly, on or before the last day of each calendar month, throughout the Term. In addition, FANB shall pay Consultant a one-time signing bonus upon execution of this Agreement equal to Two Hundred Fifty Seven Thousand Dollars ($257,000.00). Consultant agrees that he will not exercise any of the HBI Options prior to the Effective Time, as each of those terms are defined in the Agreement and Plan of Merger by and between FAC and HBI dated as of October 11, 1996. FANB shall also reimburse Consultant for his reasonable and appropriate out-of-pocket travel and business expenses incurred in rendering services hereunder in accordance with FANB's policies and procedures relating to the reimbursement of such expenses.

                 (b) FANB agrees to provide access to health/major medical insurance coverage substantially comparable to such insurance provided to FANB's employees, at the expense of the Consultant, to the Consultant and the person who is Consultant's spouse at the time of this Agreement (namely, Mary Chappell Crabtree) until each of the Consultant or Consultant's spouse respectively reaches the age of 65.

                  5. Termination. This Agreement, the Term hereof, and FANB's duty to pay Consultant the remuneration set out herein may be terminated:

                           a. Upon the written mutual agreement of Consultant
and FANB;

                           b. For Cause, as that term is defined herein, but
only at the election of FANB. For these purposes, "Cause" shall mean a good faith determination by the Board of Directors of FANB that (i) Consultant has been convicted of a crime involving fraud, theft, embezzlement, or other felony,
(ii) Consultant knowingly or intentionally has breached any of the material terms of this Agreement, or (iii) Consultant has committed a material violation of any laws and/or regulations applicable to FANB and/or its affiliates; or

                           (c) By FANB upon the death or total disability of
Consultant; provided, that in the event of the death or disability of Consultant prior to the expiration of the Term, FANB agrees to pay to Consultant's estate or designated beneficiary, as the case may be, the annual fee as provided in
Section 4 above through the end of the Term and that FANB's obligation as set forth in Paragraph 4(b) hereof shall not terminate in the case of the death or disability of the Consultant.

                 6. Confidential Information. Consultant acknowledges that in the course of his engagement by FANB he will have access to confidential proprietary information and data concerning the business of FANB and its affiliates, collectively, the "Information", which FANB desires to protect. Consultant understands that the Information, to the extent not otherwise published or known generally, is confidential and proprietary, and agrees not to reveal such Information to persons outside FANB; provided, however, that Consultant may reveal, utilize, and otherwise employ the Information in any manner required by law or as may be necessary in carrying out his duties hereunder. If this Agreement is terminated for any reason, the obligations contained in this Section 6 shall survive forever such termination.

                 7. Restrictions. During the Term of this Agreement and for a period of one (1) year thereafter, Consultant shall not, directly or indirectly, participate or be actively involved in, own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected as an officer, employee, partner, director or otherwise with, or have any financial interest in, or aid or assist anyone else in the conduct of, any business which is in competition with FANB, FAC, or any subsidiary of either FAC or FANB, in any geographic area where such business is now or hereafter conducted; provided, that passive ownership of one percent (1%) or less of the outstanding voting stock of any publicly held or publicly traded corporation or that passive ownership of five percent (5%) or less of the outstanding voting stock of any non-publicly held or non-publicly traded corporation shall not constitute a violation hereof.

                 8. Entire Agreement. This Agreement sets forth the entire understanding between Consultant and FANB with respect to the subject matter hereof. There are no covenants, agreements, understandings, representations or warranties, oral or written, between Consultant and FANB relating to the subject matter of this Agreement other than those set forth herein.

                  9. Waiver. No waiver of any right or remedy under any term of this Agreement shall in any event be deemed to apply to any subsequent default under the same or any other term contained herein.

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                 10. Severability. If any term or provision of this
Agreement shall be held invalid or unenforceable, the remainder of this Agreement, shall be construed in all respects as if such invalid or unenforceable term or provision were omitted. If it is determined that any term of this Agreement is uneforceable because of the duration or the geographic scope of this term, the duration or geographic scope of such term shall be reduced to the maximum time and geographic scope permitted by applicable law, and as so reduced, such term shall then be enforced.

                 11. Notices. Any notice or other communication required or permitted to be given under this Agreement shall be in writing and deemed to be properly given when delivered in person or three days after being sent by certified or registered United States mail, return receipt required, postage prepaid, addressed:

                     If to Consultant:

                     Joseph H. Crabtree, Sr.
                     340 River Street
                     Hartsville, Tennessee 37074

                     If to FANB:

                     First American National Bank
                     First American Center
                     Nashville, Tennessee 37237
                     Attn: President

                     with a copy to:

                     First American National Bank
                     First American Center
                     Nashville, Tennessee 37237
                     Attn: General Counsel

Either party may change his or its address for notices hereunder from time to time in the manner set forth above.

                 12. Joint Preparation. This Agreement is to have been prepared jointly by Consultant and FANB, and any uncertainty or ambiguity existing herein shall not be interpreted against either party, but shall be interpreted according to the rules of interpretation for arms-length agreements.

                 13. Rules of Construction. Unless the context otherwise requires, words in the singular number include the plural, and in the plural include the singular, words of the masculine gender include the feminine and the neuter, and when the sense so indicates, words of the neuter gender may refer to any gender. The names of the parties, the date, and the recitals set out above written are all a part of this Agreement. The captions and section numbers appearing in this Agreement are inserted only as a matter of convenience; they do not define, limit, construe, or describe the scope or intent of the provisions of this Agreement.

                  14. Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and either party hereto may execute this Agreement by signing one or more counterparts.

                  15. Actions Contrary to Law. Nothing contained in this Agreement shall require Consultant or FANB to engage in any conduct or perform any act contrary to law.

                  16. Costs. In the event of a dispute between Consultant and FANB involving the terms of this Agreement which results in the filing of suit, the prevailing party shall be paid and reimbursed by the other for all costs and expenses, including all defense costs, investigation costs, and reasonable attorneys' fees, paid or incurred by such prevailing party in connection with such dispute.

                  17. Choice of Law, Jurisdiction, Venue. This Agreement is entered into and is intended to be performed in the State of Tennessee and shall be governed by the laws of this State. Any action, claim, or dispute relating to the terms of this Agreement shall be brought in the appropriate state or federal court physically located in Tennessee.

                  18. Amendment. This Agreement may be modified or amended only upon the written agreement of Consultant and FANB.

                  19. Independent Contractor. The parties hereto acknowledge that Consultant will be an independent contractor of FANB retained to perform the services described herein, and that, as such, FANB shall not be responsible for the withholding of income taxes, FICA or other taxes. The parties hereto further acknowledge that Consultant will not be deemed an employee of FANB for any reason and that Consultant will not be entitled to participate in or receive benefits under any employee benefit plans available to employees of FANB.

                  20. Assignment. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each of FANB and its successors and assigns.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first mentioned above.

                                         FIRST AMERICAN NATIONAL BANK


                                         BY:
                                            -----------------------------
ATTEST:
       ---------------------
                                         TITLE:
                                               --------------------------

                                         CONSULTANT


ATTEST:
       ---------------------             ---------------------------------
                                         JOSEPH H. CRABTREE, SR.

                                                                      APPENDIX B

                            TENNESSEE CODE ANNOTATED

                     TITLE 48. CORPORATIONS AND ASSOCIATIONS
                        FOR-PROFIT BUSINESS CORPORATIONS
                         CHAPTER 23. DISSENTERS' RIGHTS

                                     PART 1.

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

48-23-101.  DEFINITIONS

         As used in this chapter, unless the context otherwise requires:

                 (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

                 (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

                 (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 48- 23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

                 (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

                 (5) "Interest" means interest from the effective date of the corporate action that gave rise to the shareholder's right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

                 (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

                 (7) "Shareholder" means the record shareholder or the beneficial shareholder.



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48-23-102.  RIGHT TO DISSENT

         (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

                  (1) Consummation of a plan of merger to which the corporation is a party:

                           (A) If shareholder approval is required for the
                  merger by Section 48-21-104 or the charter and the shareholder is entitled to vote on the merger; or

                           (B) If the corporation is a subsidiary that is merged
                  with its parent under Section 48-21-105;

                  (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

                  (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

                  (4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:

                           (A) Alters or abolishes a preferential right of the
                  shares;

                           (B) Creates, alters, or abolishes a right in respect
                  of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

                           (C) Alters or abolishes a preemptive right of the
                  holder of the shares to acquire shares or other securities;

                           (D) Excludes or limits the right of the shares to
                  vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares of other securities with similar voting rights; or



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                           (E) Reduces the number of shares owned by the
                  shareholder to a fraction of a share, if the fractional share is to be acquired for cash under Section 48-16-104; or

                 (5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (b) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

         (c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters' rights, is listed on an exchange registered under Section 6 of the Securities Exchange Act of 1934, as amended, or is a "national market system security," as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

48-23-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS

         (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one
(1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenter's other shares were registered in the names of different shareholders.

         (b) A beneficial shareholder may assert dissenters' rights as to shares of any one (1) or more classes held on the beneficial shareholder's behalf only if the beneficial shareholder:

                  (1) Submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

                  (2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

48-23-201.  NOTICE OF DISSENTERS' RIGHTS

         (a) If proposed corporate action creating dissenters' rights under
Section 48-23-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.



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         (b) If corporate action creating dissenter' rights under Section
48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 8-23-203.

         (c) A corporation's failure to give notice pursuant to this section will not invalidate the corporate action.

48-23-202.  NOTICE OF INTENT TO DEMAND PAYMENT

         (a) If proposed corporate action creating dissenters' rights under
Section 48-23-102 is submitted to a vote at a shareholder's meeting, a shareholder who wishes to assert dissenters' rights must:

                 (1) Deliver to the corporation, before the vote is taken, written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

                 (2) Not vote the shareholder's shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provided the notice required by Section 48-23-101.

         (b) A shareholder who does not satisfy the requirements of subsection
(a) is not entitled to payment for the shareholder's shares under this chapter.



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48-23-203.  DISSENTERS' NOTICE

         (a) If proposed corporate action creating dissenters' rights under
Section 48-23-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 48-23-202.

         (b) The dissenters' notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders of effectuated, whichever is the first to occur, and must:

                  (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

                  (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

                  (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person asserting dissenters' rights acquired beneficial ownership of the shares before that date;

                  (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more that two (2) months after the date the subsection (a) notice is delivered; and

                  (5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to Section 48-23-201.

48-203-204.  DUTY TO DEMAND PAYMENT

         (a) A shareholder sent a dissenters' notice described in Section 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to Section 48-23-203(B)(3), and deposit the shareholder's certificates in accordance with the terms of the notice.

         (b) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.

         (c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.



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         (d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.



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48-23-205.  SHARE RESTRICTIONS

         (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under Section 48-23-207.

         (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.

48-23-206.  PAYMENT

         (a) Except as provided in Section 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with Section 48-23-204 the amount the corporation estimates to be the fair value of each dissenter's shares, plus accrued interest.

         (b) The payment must be accompanied by:

                  (1) The corporation's balance sheet as of the end of a fiscal year ending not more that sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

                  (2) A statement of the corporation's estimate of the fair value of the shares;

                  (3) An explanation of how the interest was calculated;

                  (4) A statement of the dissenter's right to demand payment under Section 48-23-209; and

                  (5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to
         Section 48-23-201 or Section 48-23-203.

48-23-207.  FAILURE TO TAKE ACTION

         (a) If the corporation does not effectuate the proposed action that gave rise to the dissenters' rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.



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         (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters' notice under Section 48-23-203 and repeat the payment demand procedure.

48-23-208.  AFTER-ACQUIRED SHARES

         (a) A corporation may elect to withdraw payment required by Section 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice to news media or to shareholders of the principal terms of the proposed corporate action.

         (b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interests, and shall pay this amount to each dissenters who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under
Section 48-23-209.

48-23-209.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

         (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate (less any payment under Section 48-23-206), or reject the corporation's offer under
Section 48-23-208 and demand payment of the fair value of the dissenter's shares and interest due, if:

                  (1) The dissenter believes that the amount paid under Section 48-23-206 or offered under Section 48-23-208 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

                  (2) The corporation fails to make payment under Section 48-23-206 within two (2) months after the date set for demanding payment; or

                  (3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

         (b) A dissenter waives the dissenter's right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter's shares.

48-23-301.  COURT ACTION



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         (a) If a demand for payment under Section 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         (b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommended decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         (e) Each dissenter made a party to the proceeding is entitled to judgment:

                 (1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus accrued interest, exceeds the amount paid by the corporation; or

                 (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment.

48-23-302.  COURT COSTS AND COUNSEL FEES

         (a) The court in an appraisal proceeding commenced under Section 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 48-23-209.



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         (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

                  (1) The corporation and in favor of any of all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

                  (2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

         (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be asserted against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.



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                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Sections 48-18-501 through 48-18-507 of the Tennessee Business Corporation Act ("TBCA") provide that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in the best interests of the corporation. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification shall have been adjudged to be liable to the corporation. A corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

         Section 48-18-507 of the TBCA provides that the foregoing provisions shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled, consistent with public policy, pursuant to any provision of a corporation's charter, bylaws, general or specific action of its board of directors, or contract, provided that no indemnification may be made in connection with any proceeding charging improper personal benefit to an officer or director, where such officer or director is adjudged liable on the basis that personal benefit was improperly received.

         The charter of First American provides for the mandatory indemnification of directors and officers in accordance with and to the full extent permitted by the laws of Tennessee as in effect at the time of such indemnification. The bylaws of First American provide that no indemnification of an officer or director shall be made by First American (i) if a judgment or other final adjudication adverse to such person establishes his liability for intentional misconduct or knowing violation of the law or for unlawful distributions, (ii) if a judgment or other final adjudication adverse to such person for breach of a duty of loyalty to First American is based upon such person's gaining in fact personal profit or advantage to which he was not entitled; and (iii) in a proceeding by or in the right of the corporation, for any amounts if such person is adjudged liable to the corporation, or for any amounts paid to First American in settlement of such a proceeding by such person. First American has purchased directors' and officers' liability insurance covering certain liabilities which may be incurred by the officers and directors of First American in connection with the performance of their duties.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       An index of exhibits appears at page II-7.

ITEM 22.  UNDERTAKINGS



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       The undersigned Registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended ("Securities Act").

                 (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                 (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Proxy Statement pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities



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offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes to supply means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

         The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Act and of 1933, the Registrant has duly caused this Registration Statement (File No. 33-_____) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 15th day of November, 1996.

                                     FIRST AMERICAN CORPORATION

                                     By  /s/   DENNIS C. BOTTORFF
                                         ---------------------------------
                                               Dennis C. Bottorff,
                                           Chairman, President and Chief
                                                Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


           PRINCIPAL OFFICERS:

           /s/ DENNIS C. BOTTORFF             Chairman, President, Chief              November 15, 1996
       ----------------------------             Executive Officer and Director
            Dennis C. Bottorff                  (Principal Executive Officer)

           /s/ MARTIN E. SIMMONS              Executive Vice President                November 15, 1996
       ----------------------------             Administration, General
             Martin E. Simmons                  Counsel, Secretary and
                                                Principal Financial Officer

           /s/ L. DYANN CORRIGAN              Senior Vice President and Acting        November 15, 1996
       ----------------------------             Principal Accounting Officer
             L. Dyann Corrigan

           DIRECTORS:


         /s/  SAM H. ANDERSON, JR.*                                                   November 15, 1996
         --------------------------
            Sam H. Anderson, Jr.

           /s/ DENNIS C. BOTTORFF                                                     November 15, 1996
       ----------------------------
            Dennis C. Bottorff

      /s/  EARNEST W. DEAVENPORT, JR.*                                                November 15, 1996
      --------------------------------
          Earnest W. Deavenport, Jr.

         /s/  REGINALD D. DICKSON*                                                    November 15, 1996
         -------------------------
            Reginald D. Dickson

       /s/  T. SCOTT FILLEBROWN, JR.*                                                 November 15, 1996
       ------------------------------
           T. Scott Fillebrown, Jr.




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



                  /s/  JAMES A. HASLAM II*               November 15, 1996
                 -------------------------
                    James A. Haslam II

                   /s/  MARTHA R. INGRAM*                November 15, 1996
                   ----------------------
                      Martha R. Ingram

                 /s/  WALTER G. KNESTRICK*               November 15, 1996
                 -------------------------
                    Walter G. Knestrick

                    /s/  GENE C. KOONCE*                 November 15, 1996
                    --------------------
                       Gene C. Koonce

                   /s/  JAMES R. MARTIN*                 November 15, 1996
                   ---------------------
                      James R. Martin

                  /s/  ROBERT A. McCABE, Jr.             November 15, 1996
                 ----------------------------
                     Robert A. McCabe, Jr.

                   /s/  DALE W. POLLEY                   November 15, 1996
                 ----------------------------
                        Dale W. Polley

               /s/  ROSCOE R. ROBINSON, M.D.*            November 15, 1996
               ------------------------------
                  Roscoe R. Robinson, M.D.

                 /s/  JAMES F. SMITH, JR.*               November 15, 1996
                 -------------------------
                     James F. Smith, Jr.

                   /s/  CAL TURNER, JR.*                 November 15, 1996
                   ---------------------
                       Cal Turner, Jr

                   /s/ CELIA A. WALLACE*
                   ---------------------
                      Celia A. Wallace

                     /s/  TED H. WELCH*                  November 15, 1996
                     ------------------
                        Ted H. Welch

                    /S/ DAVID K. WILSON*
                    ---------------------
                       David K. Wilson

                     /s/  TOBY S. WILT*                  November 15, 1996
                     ------------------
                        Toby S. Wilt

                  /s/  WILLIAM S. WIRE II*               November 15, 1996
                  ------------------------
                     William S. Wire II

                  *By:   /s/ MARY NEIL PRICE             November 15, 1996
                  --------------------------
                        Mary Neil Price
                       Attorney in Fact



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                                INDEX OF EXHIBITS


 Exhibit 2.1         --  Agreement and Plan of Merger and Amendment to the Agreement and Plan of
                         Merger, included as Appendix A to the Prospectus/Proxy Statement and incorporated herein by reference.

 Exhibit 3.1         --  Charter of First American, as amended, incorporated herein by reference to Exhibit 1 to First American's Quarterly Report on Form 10-Q for the quarter ended
                         September 30, 1991 (Commission File No. 0-6198).

 Exhibit 3.2         --  Bylaws of First American, as amended incorporated herein by reference to Exhibit 3.2 to
                         First American's Annual Report on Form 10-K for the year ended December 31, 1995 (Commission File No.
                         0-6198).

 Exhibit 4.1         --  Rights Agreement, dated December 14, 1988, between First American Corporation and First American Trust Company, N.A. (previously filed as Exhibit 1 to First
                         American's Current Report on Form 8-K dated December 14, 1988, and incorporated herein by reference).

 Exhibit 5           --  Opinion of Martin E. Simmons, Esq., regarding validity of FAC Stock being registered.

 Exhibit 8           --  Opinion of Miller & Martin as to certain tax consequences of the Merger.


 Exhibit 11          --  Calculation of earnings per share (previously filed as Exhibit 11 to First American's
                         Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).

 Exhibit 15          --  Letter of KPMG Peat Marwick LLP Regarding Unaudited interim Financial
                         Information for First American, filed herewith.

 Exhibit 23.1        --  Consent of KPMG Peat Marwick LLP, independent accountants for First
                         American, filed herewith.


 Exhibit 23.2        --  Consent of Arthur Andersen LLP, independent auditors for Hartsville Bancshares, Inc., filed herewith.

 Exhibit 23.3        --  Consent of Martin E. Simmons, Esq., contained in the opinion filed as Exhibit 5, filed herewith.

 Exhibit 23.5        --  Consent of Miller & Martin contained in the opinion filed as Exhibit 8.


 Exhibit 24          --  Powers of Attorney of certain directors and officers of First American, filed herewith.

 Exhibit 99.1         -  Form of Proxy Card
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